UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

____________________
/s/Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

March 2, 2015

(All amounts expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012, 2013 AND 2014

(All amounts expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012, 2013 AND 2014

CONTENTS

Pages

Report of Independent Registered Public Accounting Firm	1

Consolidated Statement of Financial Position	2

Consolidated Income Statement	3

Consolidated Statement of Comprehensive Income	4

Consolidated Statement of Changes in Shareholders’ Equity	5 - 6

Consolidated Statement of Cash Flows	7

Notes to the Consolidated Financial Statements	8 - 111

S/.      =      New Peruvian Sol
US$           =            United States dollar

(Free translation from the original in Spanish)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Board of Directors
Graña y Montero S.A.A.

March 1, 2015

We have audited the accompanying consolidated financial statements of Graña y Montero S.A.A. and subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2014 and 2013 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2012, 2013 and 2014, and a summary of significant accounting policies and other explanatory information included in notes 1 to 35.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing approved for application in Peru by the Board of Deans of Institutes of Peruvian Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

March 1, 2015
Graña y Montero S.A.A.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material aspects the financial position of Graña y Montero S.A.A. and subsidiaries at December 31, 2013 and 2014, their financial performance and cash flows for the years ended December 31, 2012, 2013 and 2014, in accordance with International Financial Reporting Standards.

Countersigned by

------------------------------------------------------(partner)
/s/ Hernán Aparicio P.
Peruvian Certified Public Accountant
Registration No.01-020944

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS				LIABILITIES AND EQUITY

		As of December 31,				As of December 31,
	Note	2013	2014		Note	2013	2014

Current assets				Current liabilities
Cash and cash equivalents	8	959,415	818,402	Borrowings	18	486,119	1,425,455
Financial asset at fair value through profit or loss		-	7,105	Trade accounts payable	19	991,397	1,178,849
Trade accounts receivables	10	521,872	1,109,209	Accounts payable to related parties	12	25,585	83,027
Unbilled work in progress	11	971,743	1,152,790	Current income tax		66,645	89,615
Accounts receivable from related parties	12	87,328	99,061	Other accounts payable	20	837,683	1,007,743
Other accounts receivable	13	553,218	579,654	Provisions	21	8,895	11,441
Inventories	14	762,797	833,570	Total current liabilities		2,416,324	3,796,130
Prepaid expenses		25,687	26,444
Non-current assets classified as held for sale	16	21,473	9,513	Non-current liabilities
Total current assets		3,903,533	4,635,748	Borrowings	18	309,703	326,124
				Long-term trade accounts payable	19	2,157	3,779
Non-current assets				Other long-term accounts payable	20	205,396	291,332
Long-term trade accounts receivable	10	591,917	579,956	Provisions	21	43,418	46,904
Long-term unbilled work in progress	11	-	35,971	Derivative financial instruments	7	3,911	2,999
Prepaid expenses		-	9,478	Deferred income tax liability	23	138,554	79,155
Other long-term accounts receivable	13	38,151	44,553	Total non-current liabilities		703,139	753,847
Available-for-sale financial assets	9	88,333	93,144	Total liabilities		3,119,463	4,549,977
Investments in associates and joint ventures	15	87,967	229,563
Investment property		36,945	36,244	Equity	22
Property, plant and equipment	16	952,906	1,148,651	Capital		660,054	660,054
Intangible assets	17	480,885	780,784	Legal reserve		111,657	132,011
Deferred income tax asset	23	135,521	135,807	Share Premium		1,027,533	899,311
Total non-current assets		2,412,625	3,094,151	Other reserves		18,423	(113,895)
				Retained earnings		947,766	1,113,697
				Equity attributable to controlling interest in the Company		2,765,433	2,691,178
				Non-controlling interest		431,262	488,744
				Total equity		3,196,695	3,179,922

Total assets		6,316,158	7,729,899	Total liabilities and equity		6,316,158	7,729,899

The accompanying notes on pages 8 to 111 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the year ended
		December 31,
	Note	2012	2013	2014

Revenues from construction activities		3,341,539	3,820,393	4,749,159
Revenues from services provided		1,536,275	1,748,127	1,912,646
Revenue from real estate and sale of goods		354,071	398,980	346,875
		5,231,885	5,967,500	7,008,680

Cost of construction activities		(2,969,687)	(3,354,420)	(4,336,388)
Cost of services provided		(1,335,092)	(1,349,850)	(1,489,573)
Cost of real estate and goods sold		(215,040)	(259,108)	(231,150)
	25	(4,519,819)	(4,963,378)	(6,057,111)
Gross profit		712,066	1,004,122	951,569

Administrative expenses	25	(257,180)	(361,792)	(421,367)
Other income and expenses	27	75,619	25,302	15,136
Profit from the sale of investments	15	-	5,722	-
Operating profit		530,505	673,354	545,338

Financial expenses	26	(68,129)	(152,802)	(102,816)
Financial income	26	57,846	40,353	11,462
Share of the profit or loss in associates and joint
ventures under the equity method of accounting	15	604	33,562	53,445
Profit before income tax		520,826	594,467	507,429
Income tax	28	(154,575)	(182,323)	(146,196)
Profit for the year		366,251	412,144	361,233

Profit attributable to:
Owners of the Company		289,954	320,016	299,744
Non-controlling interest		76,297	92,128	61,489
		366,251	412,144	361,233

Earnings per share from continuing operations
attributable to owners of the Company during
the year	33	0.519	0.533	0.454

The accompanying notes on pages 8 to 111 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended
		December 31,
	Note	2012	2013	2014

Profit for the year		366,251	412,144	361,233
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax	29	(3,678)	(6,121)	(1,777)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	29	(2,369)	3,733	568
Foreign currency translation adjustment, net of tax		(2,019)	(1,071)	(21,040)
Change in value of available-for-sale financial assets, net of tax	9	-	19,060	4,649
Exchange difference from net investment in a foreign operation	29	-	-	(12,794)
		(4,388)	21,722	(28,617)
Other comprenhensive income for the year, net of tax		(8,066)	15,601	(30,394)
Total comprehensive income for the year		358,185	427,745	330,839

Comprehensive income attributable to:
Owners of the Company		282,870	337,564	277,913
Non-controlling interest		75,315	90,181	52,926
		358,185	427,745	330,839

The accompanying notes on pages 8 to 111 are an integral part of the consolidated financial statements.

(All amounts expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Attributable to the controlling interests of the Company
	Number			Premium	Other
	of shares		Legal	for issuance	reserves	Retained		Non-controlling
	In thousands	Capital	reserve	of shares		earnings	Total	interest	Total
	In thousands

Balances as of January 1, 2012	558,284	390,488	78,104	4,880	(310)	715,860	1,189,022	264,064	1,453,086
Profit for the year	-	-	-	-	-	289,954	289,954	76,297	366,251
Cash flow hedge	-	-	-	-	(2,251)	-	(2,251)	(118)	(2,369)
Adjustment for actuarial gains and losses	-	-	-	-	-	(3,678)	(3,678)	-	(3,678)
Foreign currency translation adjustment	-	-	-	-	(1,155)	-	(1,155)	(864)	(2,019)
Comprehensive income of the year	-	-	-	-	(3,406)	286,276	282,870	75,315	358,185
Transactions with shareholders:
- Transfer to legal reserve	-	-	28,907	-	-	(28,907)	-	-	-
- Dividend distribution (Note 32 and 34 g)	-	-	-	-	-	(86,723)	(86,723)	(37,512)	(124,235)
- Capitalization	-	167,485	-	-	-	(167,485)	-	-	-
- Subsidiaries constitution	-	-	-	-	-	-	-	5,750	5,750
- Purchase of subsidiaries (Note 31 d-e)	-	-	-	-	-	-	-	48,055	48,055
- Debt capitalization (Note 34 f)	-	-	-	-	-	-	-	12,232	12,232
- Contributions of non-controlling shareholders (Note 34 d)	-	-	-	-	-	-	-	26,096	26,096
- Acquisition of non-controlling interest in Survial S.A. (Note 34 a)	-	-	-	364	-	-	364	(4,757)	(4,393)
- Sale to non-controlling interest in GyM S.A. and Concar S.A. (Note 34 b)	-	-	-	291	-	-	291	902	1,193
- Sale and purchase of treasury shares	-	140	-	1,292	-	-	1,432	-	1,432
- Others	-	171	-	(171)	-	4,951	4,951	889	5,840
Total transactions with shareholders	-	167,796	28,907	1,776	-	(278,164)	(79,685)	51,655	(28,030)
Balances as of December 31, 2012	558,284	558,284	107,011	6,656	(3,716)	723,972	1,392,207	391,034	1,783,241

Balances as of January 1, 2013	558,284	558,284	107,011	6,656	(3,716)	723,972	1,392,207	391,034	1,783,241
Profit for the year	-	-	-	-	-	320,016	320,016	92,128	412,144
Cash flow hedge	-	-	-	-	3,546	-	3,546	187	3,733
Adjustment for actuarial gains and losses	-	-	-	-	-	(4,591)	(4,591)	(1,530)	(6,121)
Foreign currency translation adjustment	-	-	-	-	(467)	-	(467)	(604)	(1,071)
Change in value of available-for-sale financial assets	-	-	-	-	19,060	-	19,060	-	19,060
Comprehensive income of the year	-	-	-	-	22,139	315,425	337,564	90,181	427,745
Transactions with shareholders:
- Transfer to legal reserve	-	-	4,646	-	-	(4,646)	-	-	-
- Dividend distribution (Note 32 and 34 g)	-	-	-	-	-	(86,985)	(86,985)	(51,794)	(138,779)
- Issuance of shares (Note 22 c)	101,770	101,770	-	1,055,488	-	-	1,157,258	-	1,157,258
- Contributions of non-controlling shareholders (Note 34 d)	-	-	-	-	-	-	-	34,774	34,774
- Additional acquisition of non-controlling (Note 34 a)	-	-	-	(34,611)	-	-	(34,611)	(29,257)	(63,868)
- Deconsolidation of former subsidiaries (Note 34 e)	-	-	-	-	-	-	-	(19,377)	(19,377)
- Purchase of subsidiaries (Note 31 c)	-	-	-	-	-	-	-	15,701	15,701
Total transactions with shareholders	101,770	101,770	4,646	1,020,877	-	(91,631)	1,035,662	(49,953)	985,709
Balances as of December 31, 2013	660,054	660,054	111,657	1,027,533	18,423	947,766	2,765,433	431,262	3,196,695

	Attributable to the controlling interests of the Company
	Number				Other
	of shares		Legal	Share	reserves	Retained		Non-controlling
	In thousands	Capital	reserve	Premium		earnings	Total	interest	Total

Balances as of January 1, 2014	660,054	660,054	111,657	1,027,533	18,423	947,766	2,765,433	431,262	3,196,695
Profit for the year	-	-	-	-	-	299,744	299,744	61,489	361,233
Cash flow hedge	-	-	-	-	540	-	540	28	568
Adjustment for actuarial gains and losses	-	-	-	-	-	(1,332)	(1,332)	(445)	(1,777)
Foreign currency translation adjustment	-	-	-	-	(13,086)	-	(13,086)	(7,954)	(21,040)
Change in value of available-for-sale financial assets	-	-	-	-	4,649	-	4,649	-	4,649
Exchange difference from net investment in a foreign operation	-	-	-	-	(12,602)	-	(12,602)	(192)	(12,794)
Comprehensive income of the year	-	-	-	-	(20,499)	298,412	277,913	52,926	330,839
Transactions with shareholders:
- Transfer to legal reserve	-	-	20,354	-	-	(20,354)	-	-	-
- Dividend distribution (Note 32 and 34 g)	-	-	-	-	-	(112,127)	(112,127)	(68,062)	(180,189)
- Contributions of non-controlling shareholders (Note 34 d)	-	-	-	-	-	-	-	47,376	47,376
- Additional acquisition of non-controlling (Note 34 a)	-	-	-	(128,222)	-	-	(128,222)	(50,109)	(178,331)
- Sale to non-controlling interest in GyM Chile Spa (Note 34 b)	-	-	-	-	-	-	-	1,627	1,627
- Deconsolidation of subsidiaries (Note 34 e)	-	-	-	-	-	-	-	2,284	2,284
- Put option liability from acquisition of non-controlling (Note 20)	-	-	-	-	(111,819)	-	(111,819)	(2,010)	(113,829)
- Purchase of subsidiaries (Note 31 a-b)	-	-	-	-	-	-	-	73,450	73,450
Total transactions with shareholders	-	-	20,354	(128,222)	(111,819)	(132,481)	(352,168)	4,556	(347,612)
Balances as of December 31, 2014	660,054	660,054	132,011	899,311	(113,895)	1,113,697	2,691,178	488,744	3,179,922
		-	-	-	-	-	-	-	-

The accompanying notes on pages 8 to 111 are an integral part of the consolidated financial statements.

(All amounts expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year ended
		December 31,
	Note	2012	2013	2014

OPERATING ACTIVITIES
Profit before income tax		520,826	594,467	507,429
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	16	173,018	181,479	185,309
Amortization of other assets	17	71,485	78,387	74,730
Impairment of inventory	14	10,981	2,239	62
Impairment of accounts receivable	10	2,707	110	71
Impairment of property, machinery and equipment		-	-	2,415
Impairment of other assets		-	774	14,170
Recovery of impairment of inventory		-	-	(1,169)
Provisions	21	-	15,084	6,559
Share of the profit and loss in associates
under the equity method of accounting	15 a-b	(604)	(33,562)	(53,445)
Reversal of provisions	27	(67,556)	(14,556)	(9,394)
Profit on sale of property, plant and equipment	16	(1,261)	(734)	(4,845)
Profit on sale of investments in associates	15a	-	(5,722)	-
Net variations in assets and liabilities:
Decrease in trade accounts receivable		(49,897)	(783,965)	(594,993)
Increase (decrease) in other accounts receivable		(346,429)	(33,606)	32,157
Decrease in other accounts receivable from related parties		(24,451)	(34,089)	(15,291)
Decrease in inventories		(197,802)	(21,071)	(51,489)
Increase (decrease) in pre-paid expenses and other assets		21,644	(539)	(8,632)
Increase in trade accounts payable		224,935	56,836	82,051
Increase (decrease) in other accounts payable		373,637	(145,379)	(19,731)
Increase (decrease) in other accounts payable to related parties		23,069	(14,677)	58,342
Decrease in other provisions		(3,759)	(16,269)	(7,208)
Payments related to Norvial Concession		(28,406)	(2,329)	(82,698)
Payment of income tax		(159,408)	(190,556)	(154,878)
Net cash provided by (applied to) operating activities		542,729	(367,678)	(40,478)

INVESTING ACTIVITIES
Sale of investment in associates		-	6,800	-
Sale of available-for-sale investment		342	-	-
Sale of property, plant and equipment		23,471	15,861	42,968
Dividends received	15 -a,b	2,057	4,688	36,718
Payment for purchase of available-for-sale investment		-	(56,100)	-
Payment for purchase of investments properties		(956)	(2,974)	(1,450)
Payments for intangible purchase		(10,851)	(22,375)	(60,846)
Payments for purchase and contributions on investment in associate and joint ventures	15 -a,b	-	-	(129,859)
Direct cash outflow from acquisition of subsidiaries	31	(133,648)	(88,342)	(167,921)
Payments for property, plant and equipment purchase		(280,402)	(197,553)	(265,567)
Net cash applied to investing activities		(399,987)	(339,995)	(545,957)

FINANCING ACTIVITIES
Loans received		610,399	1,351,964	2,852,271
Amortization of loans received		(490,398)	(1,378,359)	(2,053,422)
Interest payment		(46,659)	(61,013)	(46,411)
Dividends paid to owners of the parent		(86,723)	(86,986)	(112,127)
Dividends paid to non-controlling interest		(37,512)	(51,794)	(63,990)
Cash received from non-controlling shareholders	34-d	26,096	34,774	47,376
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(3,200)	(63,868)	(175,824)
Capital contribution		5,750	-	-
Issuance of shares, net of related expenses		-	1,147,418	-
Repurchase of shares		1,432	-	-
Net cash (applied to) provided by financing activities		(20,815)	892,136	447,873
Net increase (net decrease) in cash		121,927	184,463	(138,562)
Cash decrease in deconsolidation		-	(5,162)	(2,451)
Cash and cash equivalents at the beginning of the year		658,187	780,114	959,415
Cash and cash equivalents at the end of the year		780,114	959,415	818,402

NON-CASH TRANSACTIONS:
Capitalization of retained earnings		167,485	-	-
Debt capitalization		12,232	7,989	-
Acquisition of assets through finance leases		123,815	43,812	163,399
Net assets transferred for acquisition to Stracon GyM		24,994	-	-
Adjustment for deconsolidation of former subsidiaries			(19,943)	2,284
Change in fair vaue of available-for-sale financial asset		-	19,060	4,649
Account payable - acquisition of Morelco		-	-	45,684
Put option liability from acquisition of non-controlling		-	-	113,829

The accompanying notes on pages 8 to 111 are an integral part of the consolidated financial statements.

(All amounts expressed in thousands of S/. unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012, 2013 AND 2014

1      GENERAL INFORMATION

a) Incorporation and operations -

Graña y Montero S.A.A. (hereinafter indistinctly the Company or the Parent) was established in Peru on August 12, 1996 as a result of the equity spin-off of Inversiones GyM S.A. (formerly Graña y Montero S.A.). The Company’s legal address is Av. Paseo de la República 4675, Surquillo Lima, Peru and it is listed on the Lima Stock Exchange and the New York Stock Exchange (NYSE).

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and its principal activity is the holding of the investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group´s companies; it is also engaged in the leasing of offices to the Group’s companies.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and technical services. See details of operating segments in Note 6.

b) Issuance of new common shares -

At the Board of Shareholders’ General Meeting held on March 26, 2013, and the subsequent Board of Directors’ meetings held on May 30, July 23 and August 22, 2013, shareholders agreed to the issuance of common shares through a public offering of American Depositary Shares (ADS) registered with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE).

As a consequence in July and August 2013, the Company issued 101,769,600 new common shares, equivalent to 20,353,920 ADS in two tranches, with a unit price of US$21.13, resulting total proceeds of US$430,078, equivalent to S/.1,195,793 before issuance related costs.

The total outstanding common shares as of the date of the financial statements are 660,053,790 shares listed in the Lima Stock Exchange, from that 253,635,480 shares are represented in ADS in the the NYSE.

The excess of the total proceeds obtained by this transaction in comparison with the nominal value of the shares amounted to S/.1,055,488 (net of commissions, other related costs and tax effects for that amounted to S/.38,535) recorded as share premium in the consolidated statement of financial position (Note 22).

c) Authorization for issue of the financial statements -

The consolidated financial statements for the year ended December 31, 2014 have been prepared and authorized by Management on January 29, 2015, which will submit them for the consideration of the Board and Annual Shareholders’ Meeting to be held within the term established by Peruvian law. Management expects that the financial statements as of December 31, 2014 will be approved by the Board of Directors’ and the General Shareholders’ Meetings with no changes.

2              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments, financial assets at fair value through profit and loss and available-for-sale financial assets which are measured at fair value. The financial statements are presented in thousands of New Peruvian Soles, unless otherwise stated.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

2.2 Consolidation of financial statements

a)  Subsidiaries -

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquirer’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognised in profit or loss.

Any contingent consideration to be transferred by the group is recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognised in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred, the acquisition date fair value of any previous equity interest in the acquire and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lessthan the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss as a bargain purchase at the time of acquisition.

Balances, income and expenses from transactions between Group companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized as assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

b)  Changes in ownership interests in subsidiaries without change of control -

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions - that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests, are also recorded in equity at the time of disposal.

c)  Disposal of subsidiaries -

When the Group ceases to have control over a subsidiary any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss at such date. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amount previously recognized in other comprehensive income is reclassified to profit or loss.

d)  Joint arrangements -

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to have both joint ventures as well as joint operations.

Joint ventures are accounted for using the equity method (par.e below). Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

Joint operation is a joint arrangement whereby the parties that have joint control of the arrangement, have rights to the assets, and obligations for the liabilities, relating to the arrangement. Each party recognizes its assets, liabilities, revenue and expenses and its share of any asset and liability jointly held and of any revenue or expense arisen from the joint operation.

e)  Associates -

Associates are all entities over which the Group has significant influence but not control, generally accompanying a holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the post-acquisition profits or losses. The Group’s investment in associates includes goodwill identified on acquisition.

If ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate. The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the cost of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘share of profit or loss in associates and joint ventures under the equity method of accounting’ in the income statement.

Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in associates are recognized in the income statement.

2.3 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker of the Group. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee, led by the Corporate General Manager.

If an entity changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the Group restates the information for earlier periods unless the information is not available.

2.4 Foreign currency translation

a)  Functional and presentation currency -

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in New Peruvian Soles, which is the Company’s functional currency and the Group’s presentation currency. All subsidiaries, joint arrangements and associates use the New Peruvian Sol as their functional currency, except for foreign entities, for which the functional currency is the currency of the country in which they operate.

b)  Transactions and balances -

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

Foreign exchange gains and losses of all monetary items are presented in the income statement within financial expenses and financial income.

c)  Group companies -

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency of the Group are translated into the presentation currency as follows:

i) assets and liabilities for each statement of the financial position presented are translated using the closing rate at the date of the statement of financial position;

ii) income and expenses for each income statement are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translatedd using the rate on the date of the transaction);

iii) capital is translated by using the historical exchange rate for each capital contribution made; and

iv) all resulting exchange differences are recognized as separate components in other comprehensive income.

Goodwill and fair value adjustments arising because of the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate. Exchange differences arising are recognized in other comprehensive income.

Exchange differences arising on loans from the Parent to its subsidiaries in foreign currencies are recognized in the separate financial statements of the Parent and individual financial statements of the subsidiaries. In the consolidated financial statements, such exchange differences are recognized in other comprehensive income and are subsequently re-classified in the income statement on the disposal of the subsidiary; to the extent such loans qualifying as part of the “net investment of the foreign operation”.

2.5 Public services concession agreements

Concession agreements signed between the Group and the Peruvian Government entitles the Group, as a Concessionaire, to assume obligations for the construction or improvement of infrastructure and which qualify as public service concessions as defined by IFRIC 12, “Service Concession Arrangements”.  The consideration to be received from the Government for the services of constructing or improving public infrastructure is recognized as a financial asset or as an intangible asset, as set forth below.

Under these agreements, the government controls and regulates services provided by the Group with the infrastructure and dictates to whom it must provide them and at what price.  The concession agreement establishes the obligation for the Group to return the infrastructure to the grantor at the end of the concession period or when there is an expiration event.  This feature gives the grantor control of the risks and rewards of the residual value of the assets at the end of the concession period. For this reason, the Group will not recognize the infrastructure as part of its property, plant and equipment.

The Group manages three types of concessions which accounting recognition is as follows:

a)  Recognizes a financial asset to the extent that it has a contractual right to receive cash or another financial assets either because the Government secures the payment of specified or determinable amounts or because the Government will cover any difference arising from the amounts actually received from public service users in relation with the specified or determinable amounts. These financial assets are recognized initially at fair value and subsequently at amortized cost (the financial model).

b)  Recognizes an intangible asset to the extent that the service agreement grants the Group a contractual right to charge users of the public service. The resulting intangible asset is measured at cost and is amortized as described in Note 2.16 (the intangible asset model).

c)  Recognizes a financial asset and an intangible asset when the Group recovers its investment partially by a financial asset and partially by an intangible asset (the bifurcated model).

2.6 Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents include cash on hand, on-demand bank deposits, other highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated financial statements, bank overdrafts are included in the balance of financial obligations as current liabilities in the statement of financial position.

2.7 Financial assets

2.7.1 Classification

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, financial assets held-to-maturity, loans and account receivables and financial assets available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition. As of the date of the financial statements, the Group has classified its financial assets in the following three categories:

a)  Financial assets at fair value through profit or loss -

Financial assets at fair value through profit or loss are non-derivatives that are designated by the Group as at fair value upon initial recognition and are held-for-trading. They are included in current assets. The changes in their fair value are recognized in “Other income and expenses” in the income statement.

b)  Loans and accounts receivable –

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those which maturity is greater than 12 months after the statement of financial position. These are classified as non-current assets. The Group’s loans and receivables comprise ‘trade accounts receivables’, ‘accounts receivable from related parties’, ‘other accounts receivable’, ‘unbilled work in progress’ and ‘cash and cash equivalents’.

c)  Available-for-sale financial assets -

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless Management intends to dispose of them within 12 months of the date of the statement of financial position.

2.7.2 Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘Other income and expenses’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of other income when the group’s right to receive payments is established.

Changes in the fair value of monetary securities classified as available for sale are recognised in other comprenhensive income, When a financial asset classified as available for sale is sold or impaired, the accumulated fair value adjustments recognised in equity are recycled to the income statement.

Dividends on available-for-sale equity instruments are recognized in the income statement as part of “other income” when the Group’s right to receive payments is established.

2.8 Offsetting financial instruments

Financial assets and liabilities are offset and its net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

2.9 Impairment of financial assets

a)  Assets carried at amortized cost -

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. If a financial asset or a group of financial assets is impaired, the impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For the loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of comprehensive income. If a loan or an account receivable has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the income statement.

b)  Assets classified as available-for-sale -

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets available for sale is impaired.

For debt securities, if any such evidence exists the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognized in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated income statement.

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss - is removed from equity and recognized in profit or loss. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

2.10 Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value.  The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability (fair value hedge) or a highly probable forecast transaction (cash flow hedge).

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions.  The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes and changes in the account reserves for hedging in equity are disclosed in Note 7. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity period of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity period of the hedged item is less than 12 months.  Trading derivatives are classified as a current asset or liability.

Cash flow hedge -

The effective portion of changes in the fair value of derivatives that are designated and qualify as fair value hedges is recognized as other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecasted sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement as ‘Financial income or expenses’. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains or losses previously deferred in equity are transferred from equity and are included in the initial measurement of the cost of the non-financial asset. The deferred amounts are ultimately recognized in cost of goods sold in the case of inventory or in depreciation in the case of fixed assets. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within ‘other (losses) gains- net’.

2.11 Trade receivables

Trade receivables are amounts due from customers for goods or services sold by the Company’s subsidiaries. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment.

2.12 Unbilled work in progress

Unbilled work in progress comprises the estimation made by the Management of the Engineering and Construction segment related to the unbilled rights receivable for services rendered and not yet approved by the client (valuation based on the percentage of completion).

It also includes the balance of work in progress costs incurred that relates to future activities of the construction contracts (see Note 2.26 for detail on Revenue from construction activities)

2.13 Inventories

Inventory mainly includes land, work in progress and finished property which is assigned to the real- estate activity. It also includes material used in the construction activity. Goods and supplies correspond to goods that the Group trades as part of its IT segment. Materials and supplies used in construction activities and IT equipment are determined under the weighted average cost method.

Land intended to carry out real estate projects is recognized at acquisition cost. Work in progress and finished property comprise design costs, material, labor costs, other indirect costs and general expenses related to the construction and do not include exchange differences.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. For the reductions in the carrying amount of inventories to their net realizable value, a provision is made for inventory impairment with a charge to the results of the period in which such reductions are made.

Materials and other supplies are not written down below cost if the finished products in which they will be incorporated are expected to generate margin. When a decline in the price of materials indicates that the cost of the finished products exceeds net their realizable value, the materials are written down to their replacement cost.

2.14 Investment properties

Investment properties are shown at cost less accumulated depreciation and impairment losses, if any. Subsequent costs attributable to investment properties are capitalized only if it is probable that future economic benefits will flow to the Company and the cost of these assets can be measured reliably; if not, they are recognized as expenses when incurred.

Repair and maintenance expenses are recognized in profit and loss when they are incurred. A property’s carrying amount is written down immediately to its recoverable amount if the property’s carrying amount is greater than its estimated recoverable amount. The cost and accumulated depreciation on disposals are eliminated from the respective accounts and the resulting gain or loss is recognized in profit or loss for the period. The depreciation of this asset is calculated under the straight-line method at a rate that is considered sufficient to absorb the property’s cost over its estimated useful life and considering its significant components with substantially different useful lives (each component is treated separately for depreciation purposes and depreciated over its individual useful life). The estimated useful life of investments properties fluctuate between 5 and 20 years.

The Group maintains only one investment property, a Shopping Mall owned by the subsidiary Viva GyM S.A. Its fair value amounted to US$19 million at December 31, 2014. The stores in this mall are leased to third parties under operating leases.

2.15 Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced asset is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Assets in the construction stage are capitalized as a separate component. At their completion, the cost of such assets is transferred to their definitive category.

Replacement units are major spare parts which depreciation starts when are installed for use within the related asset.

Land is not depreciated. Depreciation of machinery and equipment and vehicles recognized as “Major equipment” are depreciated based on their hours of use. Under this method, the total number of work hours that machinery and equipment is capable to produce is estimated and a charge per hour is determined. The depreciation of other assets that do not qualify as “Major equipment” is calculated under the straight-line method to allocate their cost less their residual values over their estimated useful lives, as follows:

Years

Own occupied buildings	Between 33 and 50
Machinery and equipment	Between 4 and 10
Vehicles	Between 4 and 10
Furniture and fixtures	Between 2 and 10
Other equipment	Between 2 and 10
Replacement units	5

The assets’ residual values and useful lives are reviewed, and adjusted as appropriate, at each date of the statement of financial position. An asset’s carrying amount is written-down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in “Other income and expenses” in the income statement.

Non - current assets (or disposal groups) are classified as non- current assets held for sale when its carrying amount is recovered mainly through a sale operation and this sale is considered highly probable. These are estimated through the lowest carrying amount and the fail value amount less sale costs.

2.16 Intangible assets

a)  Goodwill -

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognised and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognised directly in the income statement.

Goodwill acquired in a business combination is allocated to each of the cash-generating units (CGU), or group of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to its recoverable amount, which is the higher of its value in use and its fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.

b)  Trademarks -

Separately acquired trademarks and licences are shown at historical cost. Trademarks and licences acquired in a business combination are recognised at fair value at the acquisition date. Trademarks and licences have an indefinite useful life.

c)  Concessions rights -

The intangible asset related to the right to charge users for the services related to service concessions agreements (Note 2.5 and.5.b) is amortized under the straight-line method, from the date when toll collection started using the lower of its estimated expected useful life or effective period of the concession agreement.

d)  Contractual relationships with customers -

Contractual relationships with customers are assets resulting from business combinations that were initially recognized at fair value, as determined based on the future cash flows expected from those relationships over an estimated period of time based on the time period those customers will remain as customers of the Group (the estimation of useful life is based on the contract terms which fluctuate between 2 and 5 years).  The useful life and the impairment of these assets are individually assessed.

e)  Cost of development of Wells -

Costs incurred to prepare the wells to extract the hydrocarbons associated with Block I and Block V, are capitalized as intangible assets.  The Company capitalizes the development stage costs associated with preparing the wells for extraction.  These costs are amortized based on the useful life of the wells (9 and 10 years for Blocks I and V, respectively), which is less than the overall period of the service contract with Perupetro.

f)  Internally generated software and development costs -

Costs associated with maintaining computer software programs are recognized as an expense as incurred.  Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

•  it is technically feasible to complete the software product so that it will be available for use;
•  management intends to complete the software product and use or sell it;
•  there is an ability to use or sell the software product;
•  it can be demonstrated how the software product will generate probable future economic benefits;
•  adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
•  the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs, such as development employee costs and an appropriate portion of relevant overhead, are capitalized as part of the software.

Other development expenditures that do not meet these recognition criteria are expensed as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Computer software development costs recognized as assets are amortized over their estimated useful lives not exceeding three years.

g)  Rights of use of land -

Righst of use of land are stated at historical cost less amortization and any accumulated impairment losses. The useful life of this asset is based on the agreement signed (60 years) and their effective period may be extended if agreed by the parties.  Amortization will begin when it becomes ready for its intended use by Management.

2.17 Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that were adjusted for impairment are reviewed for possible reversal of such impairment at each reporting date.

2.18 Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.19 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Fees paid for entering into loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs.

2.20 Borrowing costs

General and specific borrowing costs directly attributable to acquisitions, construction or development of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.21 Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in statement of comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Management, where appropriate, establishes provisions on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax arising from the temporary differences in investments in subsidiaries, associates and interest in joint-controlled businesses is not recognized due the tax legislation in Chile, Colombia, Panama, Brasil, Dominican Republic and Peru does not consider the income from dividends as a taxable item and the Group expects to recover the investment through the dividends rather than their sale.

2.22 Employee benefits

a) Profit sharing -

The Peruvian entities of the Group recognize a liability and an expense for statutory workers’ profit sharing. Workers’ profit sharing is equivalent to 5% of the taxable income determined separately by each of the Group’s Peruvian entities, according to the income tax law currently in force. The branch based in the Dominican Republic has a similar profit sharing scheme, which rate is 10% of the taxable income. In Brazil, Colombia and Chile these benefits are not provided to employees.

b) Bonuses -

The Peruvian entities of the Group recognize an expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru. Statutory bonuses comprise two additional one-month salaries paid every year in July and December, respectively. According to Chilean legislation, employees receive a fixed amount of sixty five thousand of Chilean pesos (equivalent to three hundred and eighteen nuevos soles) in September and December. In Brazil, Colombia and Dominican Republic these benefits are not provided to employees.

c) Severance indemnities -

The employees’ severance payments for time of service of the Group’s Peruvian staff comprise their indemnification rights, calculated in accordance with the regulations in force, which have to be credited to the bank accounts designated by workers in May and November each year.  The compensation for time of service amounts to an additional one-month’s salary effective at the date of bank deposits. The Group has no obligations to make any additional payments once the annual deposits to which workers are entitled have been made.

d) Vacation leave -

Annual vacation leave is recognized on an accrual and cumulative basis. Provision for the estimated obligations of annual vacations is recognized at the date of the statement of financial position and it corresponds to one month for Peruvian and Brazilian employees and fifteen days for Chilean, Dominican and Colombian employees, per year.

e)  Pension plans -

The subsidiary CAM Chile has in place a pension plan scheme with its workers. These commitments comprise both defined benefit and defined contribution plans.  A defined benefit plan defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plan is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Remeasurements arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

2.23 Provisions

a)  General -

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. If the time value of money is significant, provisions are discounted using a pre-tax rate that reflects, when applicable, the specific risks related to the liability. Reversal of the discount due to the passage of time results in the obligation being recognized with a charge to the income statement as a financial expense. Provisions are not recognized for future operating losses.

Contingent obligations are disclosed for possible obligations that are not yet determined to be probable. Contingent assets are not recognized and only disclosed if it is probable that future economic benefits will flow to the Company.

b)  Provision for the closure of production wells -

Group entities recognize a provision for the closure of operating units that correspond to the legal obligation to close oil production wells once the production phase has been completed. At the initial date of recognition, the liability that arises from said obligation is measured at cash flow discounted to present value, the same amount is simultaneously charged to the intangible account in the statement of financial position.

Subsequently, the liability will increase in each period to reflect the financial cost considered in the initial measurement of the discount, and the capitalized cost is depreciated based on the useful life of the related asset. When a liability is settled, the Group’s entities will recognize any gain or loss that may arise. The fair value changes estimated for the initial obligation and interest rates are recognized as an increase or decrease of the carrying amount of the obligation and related asset, according to IFRIC 1 ‘Changes in Existing Decommissioning, Restoration and Similar Liabilities’; any decrease in the provision, and any decrease of the asset that may exceed the carrying amount of said asset is immediately recognized in the income statement.

If the review of the estimated obligation results in the need to increase the provision and, accordingly, increase the carrying amount of the asset, the Group’s entities will also take into consideration if said increase corresponds to an indicator that asset has been impaired and, if so, impairment tests are carried out, according to the guidelines of IAS 36, “Impairment of assets” (Note 2.17).

c)  Provision for periodic maintenance –

The service concession arrangement of Norvial have maintenance obligations that it must fulfill during the operation phase to maintain the infrastructure to a specific level of service at all times and to restore the infrastructure to a specified level condition before it is handed back to the grantor.  The Group recognizes and measures such obligations, except for an upgrade element, in accordance with IAS 37, 'Provisions, contingent assets and liabilities.  The Company apply a criteria of maintenance provision based on the use of the infrastructure, so the level of use of the road is the fact that determines the amount of the obligation over the time.

2.24 Put option arrangement

The potential cash payments related to put options issued by the group on shares of an existing subsidiary that are held by non-controlling interests are accounted for as financial liabilities.

The financial liability is recognised at the present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount. Any adjustments to the redemption amount are recognised as finance charges in the income statement. In the event that the option expires unexercised, the liability is derecognised with a corresponding adjustment to equity.

2.25 Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity, as a deduction, net of taxes, of the proceeds.

Where any Group company purchases the company’s equity shares (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the company’s equity holders until the shares are cancelled or reissued.  Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects is included in equity attributable to the Group’s equity holders.

2.26 Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.  Revenue is stated net of sales rebates, discounts and after eliminating sales between Group companies.

The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities.

The Group’s revenue recognition policy is described as follows:

i)  Revenue from construction activities -

Revenues from construction contracts are recognized using the percentage-of-completion of the contract based on the completion of a physical proportion of the contract work considering total costs and revenues estimated at the end of the project, in accordance with IAS 11, Construction Contracts. Under the physical proportion method revenues are determined based on the proportion of actual physical completion compared to the total contract physical construction commitment.

Revenue is billed once approval is received by the owners of the work in progress.

With respect to services that have been provided but not billed, due to the outstanding approval by the owners, the Company recognizes revenue with an increase in accounts receivable - “Unbilled work in progress”.

Accounts receivable derived from work services are shown net of the advances received from customers to the extent the related contracts include settlement provisions.

A variation is an instruction by the customer for a change in the scope of the work to be performed under the contract. A variation may lead to an increase or a decrease in contract revenue. A variation is included in contract revenue when it is probable that the customer will approve the variation and the amount of revenue arising from the variation; and the amount of revenue can be reliably measured.

A claim is an amount that the Group seeks to collect from the customer or third party as reimbursement for costs not included in the contract price. Claims are included in contract revenue only when negotiations have reached an advanced stage such that it is probable that the customer will accept the claim; and the amount that it is probable will be accepted by the customer can be measured reliably.

ii)  Revenue from engineering, advisory, consulting services and other services -

For sales of services, revenue is recognised in the accounting period in which the services are rendered.

iii)  Sales of real-estate properties -

Revenue from sales of real estate properties is recognized in the results of the period when sales occur, that is, when the properties are delivered and the risks and rewards inherent to ownership are transferred to the buyer and the collection of the corresponding receivables is reasonably assured.

iv)  Revenue from IT services -

The sale of computer equipment includes some services to be provided in a subsequent date to the  asset sale as installation and maintenance. When sales agreements include multiple elements, the amount of the revenue is attributed to each element based on their related fair values. The fair value of each element is determined based on the market price prevailing for each element when sold separately. Revenue derived from computer equipment is recognized when the related risks and rewards are transferred to the customer, which occurs upon delivery. Revenue relating to each service element is recognized as a percentage of the total services to be performed during the period of service.

v)  Interest income -

Revenue from interest is recognized on a time-proportion basis, using the effective interest method.

vi)  Dividend income -

Dividend income is recognized when the right to receive payment is established.

vii)  Revenue for concession services -

Revenue for concession services is recognized according to its nature. Construction and restoration activities are accounted for applying the percentage-of-completion method as described above and operation and maintenance services in the accounting period when they are provided (see Note 2.5).

2.27 Construction contract costs

Construction contract costs are recognized as an expense in the period in which they are incurred.

Contract costs include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs and indirect costs. Periodically, the Company evaluates the reasonableness of the estimates used in the determination of the percentage-of-completion. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred.

When the outcome of a construction work cannot be estimated reliably, the revenue of the contract is recognized only up to the amount of the contractual costs incurred and that are likely to be recovered.

Changes in contract relating to the work to be performed, lawsuits and payment of incentives are included in the revenue from the contract to the extent that they have been agreed with the client and can be measured reliably.

2.28 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the profit or loss of the period on a straight-line basis over the period of the lease.

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially assumed all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges in order to obtain a constant rate on the balance pending payment. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

2.29 Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.30 Contingent liabilities and assets

Contingent liabilities are not recognized in the financial statements, but are  disclosed in the Notes to the financial statements.. Contingent assets are not recognized in the financial statements and are only disclosed when it is probable that an inflow of resources will flow to the Company.

2.31 Significant non-operating items

Significant non-operating items are separately shown in the financial statements when they are necessary to provide a better understanding of the Group’s financial performance. These material items are income or expenses shown separately due to the significance of their nature or amount.

2.32 New standards, amendments and interpretations

a)  New standards, amendments and interpretations adopted by the Group in 2014

The following standards have been adopted by the group for the first time for the 2014 financial statements.  Principal impacts of the adoption of these standards are related to the presentation and disclosure of the financial statements:

-  Amendment to IAS 32, “Financial Instruments: Presentation”. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the group financial statements.

-  Amendments to IAS 36, “Impairment of assets”. This amendment removed some disclosure requirements regarding: a) eliminating the requirement about disclosing the recoverable value when a cash generating unit (CGU) contains a goodwill or indefinite life intangible assets, but that has not been impaired; b) disclosing the recoverable value of an asset CGU when an impairment loss has been recognized or reversed and c) detailed disclosures about how the recoverable value less costs of sales has been measured when an impairment loss has been recognized or reversed. The Group has applied the amendment and consequently there has been no significant impact on the Group financial statements.

-  Amendments to IAS 39 “Financial instruments: Recognition and measurement”. This amendment requires to discontinue the hedging accounting when a hedging instrument expires or is sold, finished or exercised, unless the replacement or incorporation of a hedging instrument in another hedging instrument is part of the hedging strategy documented by the entity. The Group has applied the amendment and consequently there has been no significant impact on the Group financial statements.

-  Amendment to IAS 19 “Employee benefits”. The amendment applies to contributions from employees or third parties to defined benefit plans and clarifies the treatment of such contributions. The amendment distinguishes between contributions that are linked to service only in the period in which they arise and those linked to service in more than one period. The objective of the amendment is to simplify the accounting for contributions that are independent of the number of years of employee service, for example employee contributions that are calculated according to a fixed percentage of salary. Entities with plans that require contributions that vary with service will be required to recognize the benefit of those contributions over employee’s working lives. The Group has applied the amendment and consequently there has been no significant impact on the Group financial statements.

-  IFRIC 21, “Levies”, sets out the accounting for an obligation to pay a levy if that liability is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The Group is not currently subjected to significant levies so the impact on the Group is not material.

Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2014 are not material to the Group

b)  New standards, amendments and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2014, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

-  IFRS 9, ‘Financial instruments,’ addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through Other Comprehensive Income and fair value through Profit and Loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in Other Comprehensive Income not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Group is yet to assess IFRS 9’s full impact.

-  IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted. The group is in the process of assessing the impact of IFRS 15, whose application is expected to impact several operating segments of the Group. As part of this assessment the Group is evaluating the transition options established by IFRS 15 and the effect on the current contracts entered into by the different subsidiaries.

-  Amendments to IFRS 10 ‘Consolidated Financial Statements’ and IAS 28 ‘Investments in associates’, prospectively applicable from January 1, 2016. Amendments will only be applicable to transactions in which the investor sells or transfers of assets to its associates or joint ventures. Amendments are not intended to take into account the accounting that an investor will apply in selling or transfer of assets transactions to joint ventures. The resulting impact is that the investor will recognize all the profit or loss in cases in which non-monetary assets constitute a business. If assets do not meet the business definition, the investor will recognize the profit or loss up to the limit of the interest of the other investors in the associate or joint venture. The Group is evaluating the impact of these amendments.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

3              FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity as well as financial risks, and carries out periodic supervision and monitoring.

3.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in some of its subsidiaries and considers the use of other derivatives, in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a)  Market risks -

i)  Foreign exchange risk -

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2014 and 2013, this exposure is mainly concentrated in fluctuations of the U.S. dollar and Chilean and Colombian pesos. The foreign exchange risk of the investments in Brazil, and Dominican Republic are not significant due their low level of operations.

Management has set up a policy to require Group companies to manage their foreign exchange risk against their functional currency. The Group companies are required to hedge their entire foreign exchange risk exposure in coordination with the Group treasury. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, Group companies sometimes use forward contracts, previously approved by Group treasury. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency other than the entity’s functional currency.

As of December 31, 2014, the consolidated statement of financial position includes assets and liabilities in foreign currency (U.S.dollar) equivalent to S/.2,096 million and S/.2,176 million, respectively (S/.1,886 million and S/.2,746 million, respectively, as of December 31, 2013) equivalent to US$455.5 million and US$580 million respectively (US$470 million and US$811 million respectively as of December, 2013).

During 2014 the Nuevo Sol has been exposed against the U.S. dollar and Chilean Pesos. The Group’s exchange gains and losses for 2014 amounted to S/.357.3 million and S/.401.6 million, respectively (S/.431 million and S/.501 million respectively in 2013, and S/.264 million and 243 million, respectively in 2012).

If, at December 31, 2014, the new Peruvian sol and the Chilean pesos had strengthened/weakened by 2% against the U.S. dollar and Chilean and Colombian Pesos, with all variables held constant, the pre-tax profit for the year would have increased/decreased by S/.0.9 million (S/.1.4 million in 2013 and S/.0.4 million in 2012).

As of December 31, 2014, the consolidated statement of changes in shareholder´s equity comprises a foreign currency translation adjustment originated by its subsidiaries. Their financial position include assets and liabilities in functional currency equivalent to Ch$109,187 million and Ch$62,163 million respectively (Ch$90,904 million and Ch$77,415 million, respectively as of December, 2013), Col$189,649 million and Col$149,150 million respectively (Col$38,545 million and Col$27,595 million, respectively as of December, 2013), R$20.1 million and R$7.05 million respectively (R$29 million and R$22 million, respectively as of December, 2013). The Group´s foreign currency translation adjustment for 2014 amounted to S/.18.27 million (S/. 1.1 million in 2013 and S/.2.02 million in 2012).

ii)  Price risk -

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds and equity securities is low, since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)  Cash flow and fair value interest rate risk -

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. Group policy is to maintain most of its borrowings in fixed rate instruments; 97% of total debt in 2014 (86% in 2013) was contracted at fixed rates.

Management has established mechanisms with the banks to negotiate in time intervals the interest rates of loans.

During 2014 and 2013 the Group’s borrowings at variable rates are denominated in U.S. dollars and the Group’s policy is to manage their cash flow risk by using interest-rate swaps, which are recognized under hedge accounting.

The variable portion of the hedging derivative only comprises 3% of the total debt for 2014 and (14% in 2013) and an increase or decrease of 5% in interest rate would not have a material effect on the Group’s results. There was no material ineffectiveness on cash flow hedges occurred in fiscal years 2014 and 2013.

b)  Credit risk -

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

For accounts receivable, Management of each of the Group’s companies evaluates the credit quality of the client taking into consideration its financial position, past experience and other factors. Individual risk limits are set based on internal or external ratings in accordance with limits set by the board. The utilization of credit limits is regularly monitored.

With respect to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

No credit limits were exceeded during the reporting period, and Management does not expect the Group to incur any losses from non-performance by these counterparties.

c)  Liquidity risk -

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. In this sense, the Group has no significant liquidity risks given the fact that historically its cash flows have enabled it to maintain sufficient cash to meet its obligations.

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities (Note 18), so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements; for example, currency restrictions.

Surplus cash held by the operating entities over  the balance required for working capital management are invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The following table analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total
At December 31, 2013
Other financial liabilities (except finance leases)	371,302	118,347	64,698	-	554,347
Finance leases	115,698	82,492	87,829	22,912	308,931
Trade payable	991,397	2,157	-	-	993,554
Payables to related parties	25,585	-	-	-	25,585
Other payables	215,413	28,745	5,197	2,354	251,709
Other non-financial liabilities	-	3,911	-	-	3,911

At December 31, 2014	1,719,395	235,652	157,724	25,266	2,138,037
Other financial liabilities (except finance leases)	1,318,817	72,696	56,206	-	1,447,719
Finance leases	138,988	92,242	122,378	11,224	364,832
Trade payables	1,178,849	3,779	-	-	1,182,628
Payables to related parties	83,027	-	-	-	83,027
Other payables	337,692	45,684	-	-	383,376
Other non-financial liabilities	-	2,999	-	-	2,999
	3,057,373	217,400	178,584	11,224	3,464,581

3.2 Capital management -

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2013, there is no gearing ratio due to the Company having a cash surplus higher than borrowings and equity was not used to guarantee the fulfilment of those borrowings. As of December 31, 2014, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 1.00.

As of December 31, 2013 and 2014 the gearing ratio was as follows:

	2013	2014

Total borrowing	795,822	1,751,579
Less: Cash and cash equivalents	(959,415)	(818,402)
Net debt	(163,593)	933,177
Total equity	3,196,695	3,179,922
Total capital	3,033,102	4,113,099

Gearing ratio	0.00	0.23

3.3 Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-  Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-  Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
-  Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The fair value of the investment held in Transportadora de Gas del Perú S.A. (TGP) classified as  available-for-sale financial asset was based on unobservable inputs in the market; the Group calculated its fair value based on its discounted cash flows as of the financial statement date. The information used to determine the fair value of this investment corresponds to Level 3 (Note 9).

Financial assets classified as at fair value through profit or loss corresponds to investments in mutual funds and bonds. Their fair value has been determined with observable information of Level 2.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge) and the forward foreign exchange contracts signed by the subsidiaries GyM Ferrovías S.A. and Viva GyM S.A. (the later up-to 2013) to hedge the Group’s exposure to changes in the exchange rate of the Euro and US Dollars. The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 18-c), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

4              CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a)  Estimated impairment of goodwill and other intangible assets with indefinite useful life

Impairment reviews are undertaken annually to determine if goodwill arising from business acquisitions and other intangible assets with indefinite useful life have suffered any impairment, in accordance with the policy described in Note 2.16). For this purpose, goodwill is attributed to the different CGUs to which it relates while other intangible assets with indefinite useful life are assessed individually. The recoverable amounts of the CGUs and of other intangible assets with indefinite useful life have been determined based on their value-in-use. This evaluation requires the exercise of Management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including the preparation of future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

Value in use is usually determined on the basis of discounted estimated future net cash flows. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters such as future commodity prices, the effects of inflation on operating expenses, discount rates, production profiles and the outlook for global or regional market supply-and-demand conditions for crude oil, natural gas and refined products.

If the Group experiences a significant drop in revenues or a drastic increase in costs or changes in other factors the fair value of business units might decrease. If management determines the factors that reduce the fair value of the business are permanent, those economic factors will be taken into consideration to determine the recoverable amount of the business units and, therefore, goodwill as well as other intangible assets with indefinite useful life may be deemed to be impaired, which may cause their write-down to be necessary.

Based on the impairment tests performed by Group Management, no goodwill nor intangible (trademarks) impairment losses were required to be recognized because the recoverable amount of the CGUs subject to testing was substantially higher than their related carrying amounts.

The most significant assumptions are gross margin, growth rate and discount rate which are included in Note 17. The Group has performed a sensitivity analysis on the gross margin and discount rate which is included below

i.  Gross margin

The Group’s fair value is above its carrying amount and if the gross margin was adjusted down by 10% the fair value would be 26.04% higher than the carrying amount and if the gross margin was adjusted up by 10% the fair value would be 88.26% higher than carrying amount. Therefore the Group’s businesses would still be greater than the carrying amount even under a significant decline in the Group’s gross margin and the Group would not need to impair its goodwill.

ii.  Discount rate

The Group’s fair value is significantly above its carrying amount and if the discount rate was adjusted down by 10% the fair value would be 76.64% higher than the carrying amount and if the discount rate was adjusted up by 10% the fair value would be 39.42% higher than carrying amount. Therefore the Group’s businesses would still be greater than the carrying amount even under a significant upward adjustment to the discount rate in value and the Group would not need to impair its goodwill.

b)  Income taxes -

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Company seeks legal tax counsel’s advice before making any decision on tax matters. Although Management considers its estimates to be prudent and appropriate, differences of interpretation may arise with Tax Authorities (mainly Peruvian, Chilean and Colombian Authorities) which may require future tax adjustments.

Deferred tax assets and liabilities are calculated by taking the temporary differences of the tax basis of assets and liabilities and the financial statement basis using the tax rates in effect for each of the years in which the difference is expected to reverse. Any change in tax rates will affect the deferred tax assets and liabilities. This change will be recognized in income in the period the change takes effect.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as historical data, projected income, current operations and tax planning strategies.. A tax benefit related to a tax position is only recognized if it is more likely than not that the benefit will ultimately be realized.

The maximum exposure of the Group related to tax contingencies amounts to S/.17,155.

c)  Percentage of completion revenue recognition -

Revenue from construction contracts is recognized under the percentage-of-completion method which requires the final margin from construction contracts to be estimated. Projections of these margins are performed by Management based on work execution budgets and adjusted periodically based on updated information reflecting the actual performance of work. The estimated contract revenue and total cost estimates are reviewed often as work progresses and is approved. In this regard, Management considers that the estimates made at the year-end closing are reasonable. When unapproved change orders occur, revenue is recognized equal to costs incurred (no profit component recognized) until the additional work is approved.

Contract revenue is recognized as revenue in the income statement in the accounting periods in which the work is performed. Contract costs are recognized as cost of sales in the income statement in the accounting period in which the work to which they relate is performed. However, any expected and probable excess of total contract costs over total contract revenue for the contract is expensed immediately. Furthermore, any changes in contract estimates are recognized as a change in accounting estimates and recognized in the period the change is made and in future periods as applicable. In certain construction contracts, the terms of these agreements allow for an amount to be withheld by the customers until construction has been completed. Under these contracts the full amount may not be recognized until the next operating cycle. As of December 31, 2014, 2013 and 2012, a sensitivity analysis was performed considering a 10% increase/decrease in the Group’s gross margins, as follows:

	2012	2013	2012
Sales	3,341,539	3,820,393	4,749,159
Gross profit	371,852	465,973	412,771
%	11.13	12.20	8.69

Increase 10%	12.24	13.42	11.15
Increase in profit before taxes	37,185	46,597	41,249
	409,037	512,570	454,020

Decrease 10%	10.02	10.98	7.82
Decrease in profit before taxes	(37,185)	(46,597)	(41,387)
	334,667	419,376	371,384

d)  Provision for well closure costs -

The Group estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the statement of financial position. The discount pre-tax rate used for the present value calculation was 2.17% based on the 10 year bond rate as of December, 2014 (2.74% as of December, 2013). At December 31, 2014 the present value of the estimated provision for closure activities for 78 wells amounted to S/. 7.21 million (S/.4.85 million as of December 31, 2013 for closure activities for 83 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from revisions of either the date of occurrence or the amount of the present value of the obligations originally estimated.

If, at December 31, 2014, the estimated rate would have increased or decreased by 10%, with all variables held constant, the pre-tax profit for the year would have been as follows:

	Impact in pretax	Impact in pretax
	profit 2013	profit 2014

+10%	(59)	(59)
-10%	59	60

During 2014, the Company recorded a provision amounting to S/.2.7 million with charge to intangibles to reflect the estimated obligation to close productive wells included in the service agreements for Blocks I and V.

4.2 Critical judgments in applying the entity’s accounting policies

Consolidation of entities in which the Group holds less than 50% -

The Company owns some direct and indirect subsidiaries of which the Group has control even though it has less than 50% of the voting rights. These subsidiaries mainly comprise indirect subsidiaries in the real-estate business owned through Viva GyM S.A., where even though the Group holds interest between 30% and 50%, has the power to affect the relevant activities that impact the subsidiaries’ returns. Additionally, the Group owns de facto control of Promotora Larcomar S.A. on which owns 42.80% of equity interest considering the fact that the ownership of the 57.2% is disperse.

5              INTERESTS IN OTHER ENTITIES

The consolidated financial statements of the Group include the accounts of the Company and of its subsidiaries. Additionally, the consolidated financial statements of the Group include its interest in joint operations in which the Company or certain subsidiaries have joint control with their joint operations partners (Note 2.2-d).

a)  Principal subsidiaries -

The following chart shows the principal direct and indirect subsidiaries allocated by operating segment (Note 6):

Name	Country	Economic activity

Engineering and Construction:

GyM S.A.	Peru and Dominican Republic	Civil construction, electro-mechanic assembly, buildings, management and implementing housing development projects and other related services.

Stracon GyM S.A.	Peru and Panama	Mining contracting activities, providing mining services and carrying out drilling, demolition and any other activity related to construction and mining operations.

GyM Chile S.p.A.	Chile	Electromechanical assemblies and services to energy, oil, gas and mining sector.

V y V - DSD S.A. (*)	Chile
Electromechanical assemblies and services. Develop activities related to the construction of engineering projects, civil construction projects and electromechanical assemblies, as well as architectural design and installations in general. Construction and electromechanical assemblies and services in the areas of energy, oil and gas and mining.

GMI S.A.	Peru	Advisory and consultancy services in engineering, carrying out studies and projects, managing projects and supervision of works.

Morelco S.A.S	Colombia and Ecuador	Providing construction and assembly services, supplying equipment and material to design, build, assemble, operate and maintain all types mechanical engineering, instrumentation and civil work.

Infrastructure:

GMP S.A.	Peru	Concession of services for treating and selling oil, natural gas and by-products as well as for storing and dispatching fuel extracted from demonstrated feasible fields.

Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco – Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C.	Peru	Concession for constructing, operating and maintaining the supply system of compressed natural gas in certain provinces of Peru.

GyM Ferrovías S.A.	Peru	Concession for operating the Lima Metro transportation system.

Survial S.A.	Peru	Concession for constructing, operating and maintaining the Section 1 of the “Southern Inter-oceanic” road.

Norvial S.A.	Peru	Concession for restoring, operating and maintaining the “Ancón - Huacho - Pativilca” section of the Panamericana Norte road.

Concesión Canchaque S.A.	Peru	Concession for operating and maintaining the Buenos Aires - Canchaque road.

Concesionaria Vía Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the Via Expresa - Paseo de la República in Lima.

Real estate:

VIVA GyM S.A.	Peru	Developing and managing real estate projects directly or together with other partners.

Technical services:

GMD S.A.	Peru	Information technology services.

Gestión de Servicios Digitales S.A.	Peru	Information technology services.

CAM Holding S.p,A.	Chile, Peru Brazil and Colombia	Electric and technological services for the power industry.

Concar S.A.	Peru	Operating and maintaining roads under concession.

Coasin Instalaciones Ltda.	Chile	Installing and maintaining network and equipment for telecommunications.

Parent company operation:

Generadora Arabesco S.A.	Peru	Implementing projects related to electric power-generating activities.

Larcomar S.A.	Peru	Exploiting land right to use the Larcomar Shopping Center.

Promotora Larcomar S.A.	Peru	Building a hotel complex on a plot of land located in the district of Miraflores.

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the Inmobiliarias S.A. development and selling office facilities in Peru.

(*)The subsidiaries Ingeniería y Construcción, Vial y Vives S.A., DSD Construcciones y Montajes S.A. and GyM Minería S.A. (all from Chile) merged and combined in July 2014, The merged entity’s name is V y V – DSD S.A.

The following are the Group’s subsidiaries and related interests on December 31, 2014:

				Percentage of
	Percentage of	Percentage of	Percentage of	ordinary shares
	ordinary shares	ordinary shares	ordinary shares	held by non-
	directly held by	held by	held by	controlling
	Parent (%)	Subsidiaries (%)	the Group (%)	interests (%)

Engineering and Construction:
GyM S.A.	98.23%	-	98.23%	1.77%
- GyM S.A. subsidiarias	-	-	-	14.20%
Stracon GyM S.A.	-	87.64%	87.64%	12.36%
GyM Chile SpA	-	99.99%	99.99%	0.01%
V y V - DSD S.A.	-	82.04%	82.04%	17.96%
GMI S.A.	89.41%	-	89.41%	10.59%
Morelco S.A.S.	-	70.00%	70.00%	30.00%

Infrastructure:
GMP S.A.	95.00%	-	95.00%	5.00%
Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
Transportadora de Gas Natural Comprimido
Andino S.A.C	-	99.93%	99.93%	0.07%
GyM Ferrovias S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	99.99%	-	99.99%	0.01%
Norvial S.A.	67.00%	-	67.00%	33.00%
Concesion Canchaque S.A.	99.97%	-	99.97%	0.03%
Concesionaria Via Expresa Sur S.A.	99.98%	-	99.98%	0.02%

Real Estate:
Viva GyM S.A.	60.62%	38.97%	99.59%	0.41%
- Viva GyM S.A. subsidiarias	-	-	-	40.58%

Technical Services:
GMD S.A.	89.15%	-	89.15%	10.85%
Cam Holding S.p.A.	100.00%	-	100.00%	-
Concar S.A.	99.74%	-	99.74%	0.26%
Gestion de Servicios Digitales S.A.	-	100.00%	100.00%	-
Coasin Instalaciones Ltda.	-	100.00%	100.00%	-

Parent company operations:
Generadora Arabesco S.A.	99.00%	-	99.00%	1.00%
Larcomar S.A.	79.66%	-	79.66%	20.34%
Promotora Larcomar S.A.	42.80%	-	42.80%	57.20%
Promotores Asociados de
Inmobiliarias S.A.	99.99%	-	99.99%	0.01%

In December 2014, the Group through its subsidiary GyM S.A. acquired control over Morelco S.A.S. for a consideration amounting to US$93.7 million (equivalent to S/.277.1 million).

In March 2014, the Group through its subsidiary CAM Chile S.A. acquired control of Coasin Instalaciones Ltda. (hereinafter Coasin) for a consideration amounting to US$2.1 million (equivalent to S/.6.4 million).

The details of these transactions and their resulting accounting impact are disclosed in Note 31.

The following are the Group’s subsidiaries and related interests on December 31, 2013:

				Percentage of
	Percentage of	Percentage of	Percentage of	ordinary shares
	ordinary shares	ordinary shares	ordinary shares	held by non-
	directly held by	held by	held by	controlling
	Parent (%)	Subsidiaries (%)	the Group (%)	interests (%)

Engineering and Construction:
GyM S.A.	93.67%	-	93.67%	6.33%
- GyM S.A. subsidiaries	-	-	-	13.68%
Stracon GyM S.A.	-	74.15%	74.15%	25.85%
GyM Chile SpA	-	99.99%	99.99%	0.01%
DSD Construcciones y Montajes S.A.	-	85.95%	85.95%	14.05%
Ingenieria y Construccion Vial y Vives S.A.	-	80.40%	80.40%	19.60%
GyM Mineria S.A.	-	99.90%	99.90%	0.10%
GMI S.A.	89.41%	-	89.41%	10.59%

Infrastructure:
GMP S.A.	95.00%	-	95.00%	5.00%
Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
Transportadora de Gas Natural
Comprimido Andino S.A.C.	-	99.93%	99.93%	0.07%
GyM Ferrovias S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	99.99%	-	99.99%	0.01%
Norvial S.A.	67.00%	-	67.00%	33.00%
Concesion Canchaque S.A.	99.97%	-	99.97%	0.03%
Concesionaria Via Expresa Sur S.A.	99.99%	-	99.99%	0.01%

Real Estate:
Viva GyM S.A.	59.25%	38.97%	98.22%	1.78%
- Viva GyM S.A. subsidiaries	-	-	-	40.58%

Technical Services:
GMD S.A.	89.15%	-	89.15%	10.85%
Cam Holding S.p.A.	100.00%	-	100.00%	-
Concar S.A.	99.74%	-	99.74%	0.26%
Gestion de Servicios Digitales S.A.	-	100.00%	100.00%	-

Parent company operations:
Generadora Arabesco S.A.	99.00%	-	99.00%	1.00%
Larcomar S.A.	79.66%	-	79.66%	20.34%
Promotora Larcomar S.A.	42.80%	-	42.80%	57.20%
Promotores Asociados de
Inmobiliarias S.A.	99.99%	-	99.99%	0.01%

In August 2013, the Group through some of its subsidiaries, GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p A., acquired control of DSD Construcciones y Montajes S.A. for a consideration amounting to US$37.2 million (equivalent to S/.103.9 million).

In 2012, the Group, through some of its subsidiaries acquired control of certain entities as follows:

i)  A Chilean entity, Ingeniería y Construcción Vial y Vives S.A. (hereinafter Vial y Vives) for a consideration amounting to US$55.6 million (equivalent to S/.142 million), and
ii)  Stracon GyM, for a consideration amounting to US$16.4 million (equivalent to S/.41.9 million).

The details of these transactions and their resulting accounting impact are disclosed in Note 31.

All subsidiaries undertakings are included in the consolidation. The proportion of the voting rights in the subsidiaries’ undertakings are held directly by the parent company and do not differ from the proportion of common shares held. There is no restriction to access or use of the assets or to the settlement of the liabilities of the Group.

At December 31, the total non-controlling interest is attributable to the following subsidiaries:

	2013	2014

Viva GyM S.A. subsidiaries	176,210	191,826
Viva GyM S.A.	5,411	8,414
GyM S.A. subsidiaries	101,601	147,660
GyM S.A.	40,616	18,953
Norvial S.A.	39,811	41,820
CAM Holding S.p.A.	19,585	24,137
GMP S.A.	18,853	18,204
GyM Ferrovias S.A.	14,042	19,878
Promotora Larcomar S.A.	9,960	9,697
Others	5,173	8,155
	431,262	488,744

Summarized financial information of subsidiaries with material non-controlling interests

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group.

Summarized statement of financial position

	Viva GYM S.A.		GyM S.A.		Norvial S.A.
	December 31,		December 31,		December 31,
	2013	2014	2013	2014	2013	2014
Current:
Assets	672,627	760,815	1,794,604	2,622,112	19,977	6,092
Current liabilities, net	(217,609)	(266,576)	(1,578,685)	(2,490,013)	(50,362)	(109,134)
	455,018	494,239	215,919	132,099	(30,385)	(103,042)

Non-current:
Assets	76,506	117,352	915,000	1,221,016	152,228	230,401
Liabilities	(97,762)	(138,880)	(385,495)	(391,293)	(1,207)	(633)
Total non-current net assets
(liabilities), net	(21,256)	(21,528)	529,505	829,723	151,021	229,768
Net assets	433,762	472,711	745,424	961,822	120,636	126,726

Summarized income statement

	Viva GYM S.A.			GyM S.A.			Norvial S.A.
	December 31,			December 31,			December 31,
	2012	2013	2014	2012	2013	2014	2012	2013	2014

Revenue	240,110	313,731	224,560	3,341,539	3,903,916	4,861,362	85,700	92,252	178,170
Profit before
income tax	65,282	80,467	37,967	250,132	350,687	239,597	38,734	40,341	41,998
Income tax	(19,967)	(21,427)	(11,452)	(79,690)	(105,674)	(54,657)	(11,578)	(10,245)	(10,908)
Post-tax profit	45,315	59,040	26,515	170,442	245,013	184,940	27,156	30,096	31,090
Other comprehensive
Income	-	-	(25)	(962)	(1,240)	(26,199)	-	-	-
Total comprehensive
income	45,315	59,040	26,490	169,480	243,773	158,741	27,156	30,096	31,090

Summarized cash flows

	Viva GyM S.A.			GyM S.A.			Norvial S.A.
	December 31,			December 31,			December 31,
	2012	2013	2014	2012	2013	2014	2012	2013	2014
Cash flows from operating
activities (used), net	5,104	(46,450)	18,656	467,606	69,768	143,917	48,052	37,746	30,645
Cash flows from investing
activities (used), net	(4,158)	(5,609)	(39,444)	(263,724)	(139,563)	(207,645)	(16,729)	(412)	(71,469)
Cash flows from financing
activities (used), net	22,804	22,081	32,030	(179,416)	(87,296)	84,710	(32,757)	(24,791)	20,832
Increase (decrease) in cash
And cash equivalents, net	23,750	(29,978)	11,242	24,466	(157,091)	20,982	(1,434)	12,543	(19,992)
Cash received for
acquisition	-	-	-	-	-	(2,614)	-	-	-
Cash decrease due to
deconsolidation	-	-	-	-	(1,458)	-	-	-	-
Cash and cash equivalents
and overdrafts at the
beginning of the year	49,254	73,004	43,026	398,435	422,901	264,352	14,383	12,949	25,492
Cash and cash equivalents
at the end of the year	73,004	43,026	54,268	422,901	264,352	282,720	12,949	25,492	5,500

The information above is the amount before inter-company eliminations.

b)  Public services concessions -

The Group acts as concessionaire in various public services concessions. When applicable, revenue attributable to the construction or restoration of infrastructure has been accounted for by applying the models set forth in Note 2.5 (financial, intangible and bifurcated model). The concessions of the Group are described as follows:

Financial model:

i)  Survial S.A. concession

Under the Survial concession, the Company operates and maintains a 750 km road from the San Juan de Marcona port to Urcos, Peru, which is connected to an interoceanic road that runs up to the Peruvian-Brazilian border. The road has five toll stations and three weigh stations. The concession was awarded to Survial in 2007 for a 25-year term. The Company owns 99.9% of Survial.

The obligations under the concession include the construction of the road, which was completed in 2010 with an investment of US$98.9 million. The concession maintains payback mechanisms through the annual payment for maintenance and operation of the road, hereinafter PAMO, which is paid to Survial by the Peruvian Ministry of Transport and Communications (“MTC”), according to the terms established in the contract.

PAMO revenues are generated by periodic and routine maintenance. The 46.88% of the total PAMO is periodic maintenance, and the difference is for routine maintenance. The revenue in this concession does not depend on traffic volume.

This concession is recognized as a financial asset because Survial has the unconditional contractual right to receive cash or other financial asset and such operation is secured contractually by the Peruvian Government. Survial receives specific and determinable amounts of cash and measures the financial asset at amortized cost, taking into consideration the effective interest rate method as prescribed in IAS 39, ‘Financial Instruments: Recognition and Measurement’.

ii)      Canchaque S.A. concession

  Under the Canchaque concession, the Company operates and periodically maintains a 78 km road from the towns of Buenos Aires to Canchaque, in Peru.  The road has one toll station. The concession was awarded to Canchaque in 2006 for a 15-year term.  The Company owns 99.97% of Canchaque S.A. The obligations under the concession include the construction of the road 1B from Buenos Aires to Canchaque in Piura, which was completed in 2009; the total investment amounted to US$26.1 million. Revenue from this concession consists of an annual fee paid by the MTC in consideration for the operation and maintenance of the road (PAMO), which can vary depending on the amount of road maintenance required due to road wear and tear. The revenue received by the Company in this concession does not depend on traffic volume. These revenues are guaranteed by a minimum amount of US$310,648 per year. The 20.30% of the total PAMO is periodic maintenance, and the difference is for routine maintenance.

This concession granted to the Company comprises public services and investments qualifying as a financial asset as the Company has the unconditional right to receive cash or other financial assets from the collection of annual payments for maintenance and operation.  Canchaque S.A. recognizes such financial asset at amortized cost, taking into consideration effective interest rate method, as prescribed in IAS 39, ‘Financial instruments: recognition and measurement’.

iii)      La Chira S.A. concession

In 2011, the Company was awarded a 25-year concession for the construction, operation and maintenance of La Chira waste water treatment plant in the south of Lima. The project is aimed at addressing Lima’s environmental problems caused by sewage discharged directly into the sea. The Company holds a 50% interest in this project and the Company´s partner Acciona Agua holds the remaining 50%. La Chira’s annual revenues under the concession are in the form of a fee paid by Sedapal S.A., the public utility company responsible for the supervision of the water service in Lima. The total investment amounted to S/.450.5 million.

The concession maintains payback mechanisms through certificates of progress of the works, hereinafter CAO´s, because the concession is under construction.

At December 31, 2013, the concession has issued two CAO´s by advancing work executed, corresponding to 38.54 % of the total of the project. It is estimated that a total of seven CAOS will be issued. During 2014, no CAO was issued.

This concession granted to the Company comprises public services and investments qualifying as a financial asset as the Company has the unconditional right to receive cash or other financial assets through collections of revenue charged for maintaining the plant.

The concession is recognized as a financial asset at its amortized cost, taking into consideration the effective interest rate method calculation set forth in IAS 39, ‘Financial Instruments: Recognition and Measurement’.

iv)      GyM Ferrovías S.A. concession

In 2011, the Company was awarded a 30-year concession for the operation of Line 1 of the Lima Metro, Peru’s only urban railway system. The concession was awarded to the subsidiary GyM Ferrovías, in which the Company holds a 75% ownership interest, with the other 25% being held by Ferrovías S.A.C. The obligations under the contract include (i) the operation and maintenance of the five existing trains provided by the government; (ii) the acquisition of 19 new trains on behalf of the Peruvian government, which will be the legal owner of such trains; (iii) the operation and maintenance of the 19 additional trains; and (iv) the design and construction of the railway maintenance and repair yard.  The total investment amounted to US$549.8 million. Revenue from this concession consists of a quarterly fee that is received from the MTC based on the kilometers travelled per train. The revenue does not depend on passenger traffic volume.

The concession given to the Company comprises public services and investments qualifying as a financial asset as the Company has the unconditional right to receive cash or other financial asset for the collection of the secured kilometers.

The concession is recognized as a financial asset at its amortized cost, taking into consideration the effective interest rate calculation set forth in IAS 39, ‘Financial Instruments: Recognition and Measurement’.

v)      Transportadora de Gas Natural Comprimido Andino S.A.C. concession

In July 2013 the Group, through its subsidiary GMP S.A., obtained from the Local Government the concession to design, finance, build, maintain and operate the system supply of compressed natural gas in Jauja, Huancayo, Huancavelica, Huamanga, Huanta, Andahuaulas, Abancay, Cusco, Juliaca and Puno. The concession term is 10 years with an option to extend for 20 more years. According to the contract the infrastructure will reverse to the grantor at the end of the concession term. The estimated initial investment during the first nine months will result in US$14.1 million. In the sixth year the amount will be about US$1.76 million.

This concession granted to the Company comprises public services and investments qualifying as financial assets, the Company has the unconditional right to receive cash or other financial assets due as the granted income which is higher than the investment costs.

The concession is recognized as a financial asset at its amortized cost, taking into consideration the effective interest rate method set forth in IAS 39, ‘Financial Instruments: Recognition and Measurement’.

Intangible model:

i)  Norvial S.A. concession

Under the Norvial concession, the Company operates and maintains part of the only highway that connects Lima to the northwest of Peru. This 183-km road known as Red Vial 5, runs from the cities of Ancón to Pativilca and has three toll stations. The concession was awarded to Norvial in 2003 for a 25-year term.  The Company owns 67% of Norvial. Norvial’s revenue derives from the collection of tolls. The toll fee is determined by the MTC and adjusted on a yearly basis in accordance with a contractual formula that takes into account the new Peruvian sol/U.S. dollar exchange rate and Peruvian and U.S. inflation. The Company is required to transfer 5.5% of monthly toll revenue to the MTC and pay a 1% regulatory fee to the Peruvian Supervisory Agency for Investment in Public Transportation Infrastructure. The obligations under the concession include expanding the already existing road by, among other things, adding two additional lanes. The first stage of construction was completed in 2008 and the second stage has begun in 2014. The total investment of the concession amounted to US$50 million in the first stage while the second stage will amount to US$102 million. As part of the construction of the second stage, the Company is also required to pay a one-time estimated fee of approximately US$1.8 million to the Peruvian Supervisory Agency for Investment in Public Transportation Infrastructure.

The concession contract given to the Company comprises public services and investments and qualifies as an intangible asset because the concession agreement grants the right to charge a predefined and adjustable rate to the users. The cost of the intangible asset comprises the investment or executed to the extent their amount and borrowing costs can be estimated reliably.

Bifurcated model:

ii)  Vía Expresa Sur S.A. concession

On August 8, 2013, the Company obtained the concession for a 40-year term for designing, financing, building, operating and maintaining the infrastructure associated with the Vía Expresa Sur Project. This project involves the second stage expansion of the Via Expresa - Paseo de la República, between Av. República de Panamá and Panamericana highway.

The estimated investment in this concession is expected to be US$196.8 million. The contract gives the Company the right to charge users of the public service according to a pre-defined price list; however, the grantor (Government) has agreed to pay the difference if the revenues generated during the operation stage are lower than US$18 million in the first two years and US$19.7 million from the third year until the fifteenth year. Revenue for the construction activities and other initial activities are accounted for as a financial asset for the portion that the government guarantees to the Company, and as an intangible, for the unguaranteed investment.

c)  Principal Joint Operations -

As of December 31, 2014, the Group participated in 65 Joint Operations in association with third parties (64 as of December 31, 2013). The following table contains the principal Joint Operations in which the Group participated:

	Percentage of interest
Joint Operations	2013	2014

Grana y Montero S.A.A.
- Concesionaria la Chira S.A.	50.00%	50.00%

GyM S.A.
- Consorcio Constructor Alto Cayma	50.00%	50.00%
- Consorcio Rio Pallca - Huanza	40.00%	40.00%
- Consorcio Tren electrico	33.00%	29.64%
- Consorcio Alto Cayma	49.00%	49.00%
- Consorcio Vial Ayacucho	50.00%	50.00%
- Consorcio Lima Actividades Comerciales	50.00%	50.00%
- Consorcio GyM - COSAPI	50.00%	50.00%
- Consorcio Atocongo	40.00%	40.00%
- Consorcio Norte Pachacutec	49.00%	49.00%
- Consorcio La Chira	50.00%	50.00%
- Consorcio Rio Urubamba	60.00%	60.00%
- Consorcio Vial Quinua	46.00%	46.00%
- Consorcio Rio Mantaro	50.00%	50.00%
- Consorcio GyM - CONCIVILES	66.70%	66.70%
- Consorcio Toromocho	55.00%	55.00%
- Consorcio Construcciones y Montajes CCN	50.00%	25.00%
- Consorcio CGB	50.00%	50.00%
- Consorcio HV GyM	50.00%	50.00%
- Consorcio Stracon Motta Engil JV	50.00%	50.00%

	Percentage of interest
Joint Operations	2013	2014

GMP S.A.
- Consorcio Terminales	50.00%	50.00%
- Terminales del Peru	-	50.00%

CONCAR S.A.
- Consorcio Ancon-Pativilca	50.10%	50.10%
- Consorcio Peruano de Conservacion	50.00%	50.00%

GMD S.A.
- Consorcio Cosapi-Data - GMD S.A.	70.00%	70.00%
- Consorcio TLBG	66.45%	66.45%
- Consorcio Procesos digitales	43.65%	43.65%
- Consorcio Indra	50.00%	50.00%
- Consorcio Fabrica de Software	50.00%	50.00%
- Consorcio Gestion de Procesos Electorales (ONPE)	50.00%	50.00%

Viva GyM S.A.
- Consorcio Cuartel San Martin	50.00%	-

Cam Holding S.p.A.
- Consorcio Mecam	50.00%	59.00%
- Consorcio Seringel	50.00%	50.00%

All of the joint arrangements listed above operate in Peru.

The description of the main activities of the joint arrangements is as follows:

Joint arrangements in	Economic activity

Grana y Montero S.A.A.
Construction, operation and maintenance of La Chira waste water treatment plant in the south of Lima. The project is aimed to solve Lima's environmental problems caused by sewage discharged directly into the sea.

GyM S.A.	The activities of the joint operations of this subsidiary are: Civil works division: construction in general in the energy, mining, infrastructure, industry.

Electromechanical Division: assembly, installation and supply of materials and / or electromechanical equipment and laying of transmission lines.

Building division: building houses, offices and commercial premises Services division: mining services.

GMP S.A.
Consorcio Terminales and Terninales del Peru provide services for reception, storing, shipping and transportation for liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

CONCAR S.A.	Joint operations Concar provides rehabilitation service, routine and periodic maintenance of the road, further provides conservation services and supervision.

Joint arrangements in	Economic activity

GMD S.A.	GMD joint arrangements are specially engaged in supply services derived from contracts of business online BPO (Business Process Outsourcing).

Viva GyM S.A.	Construction of a five star hotel with a convention center, a business center and entertainment center.

CAM Holding S.A.	Outsourcing services to the electric power sector.

The Group’s consolidated financial statements do not include any other type of entities in addition to those mentioned above, such as trust funds or special purpose entities.

6              SEGMENT REPORTING

Operating segments are reported consistently with the internal reports that are reviewed by the Executive Committee led by the Corporate General Manager; this Committee is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate and (iv) technical services.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

The revenues derived from foreign operations (Chile, Brazil, Panama, Dominican Republic, Colombia and Bolivia) comprise 17.23% of the Group’s total revenue in 2014 (13.72% in 2013 and 17.21% in 2012).

Inter-segmental sales transactions are carried out at arm’s length. Revenues from external customers reported to the Corporate General Management are measured in a manner consistent with the preparation basis of the financial statements.

Group sales and receivables are not concentrated in a few customers.

The following segments set forth the principal activities of the Group:

a)  Engineering and construction: This segment includes: (i) engineering, from traditional engineering services such as structural, civil and design engineering, and architectural planning to advanced specialties including process design, simulation, and environmental services; (ii) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (iii) electro mechanic construction, such as concentrator plants, oil and natural gas pipelines, and transmission lines; (iv) building construction, such as office buildings, residential buildings, hotels, affordable housing projects, shopping centers and industrial facilities; (v) contract mining, such as earthworks, blasting, loading and hauling ore.

b)  Infrastructure: The Group has long-term concessions or similar contractual arrangements in Peru for three toll roads, the Lima Metro, a waste water treatment plant in Lima, multiple fuel storage facilities, two producing oil fields, and a gas processing plant.

c)  Real Estate: The Group develops and sells homes targeted to low and middle-income population sectors which are experiencing a significant increase in disposable income, as well as, to a lesser extent, office and commercial space.

d)  Technical Services: The Group provides: (i) operation and maintenance services for infrastructure assets; (ii) information technology (IT) services, including IT outsourcing, systems integration, application outsourcing and business process outsourcing services; and (iii) electricity networks services (maintenance) in telecommunications.

e)  Parent Company Operation corresponds to the services which the Holding company provides, managing, logistics and accounting services, among others, to the different related entities of the Group.

Below are shown the financial statements of the Group according to its operating segments:

(All the amounts are expressed in thousand of S/. unless otherwise stated) AUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2013
Assets.-
Cash and cash equivalents	265,788	17,764	80,785	23,318	445	43,026	46,469	481,820	-	959,415
Trade Accounts receivable	265,544	29,527	12,347	4,090	-	17,938	192,382	44	-	521,872
Unbilled work in progress	734,976	6,966	2,433	31,187	37,489	-	158,692	-	-	971,743
Accounts receivable from related parties	111,210	4,083	18,660	163	-	561	53,845	733,645	(834,839)	87,328
Other accounts receivable	360,936	26,840	11,180	34,263	4,557	17,939	65,794	33,469	(1,760)	553,218
Inventories	90,671	7,741	-	11,927	-	590,567	63,912	486	(2,507)	762,797
Prepaid expenses	7,440	1,318	5,442	4,394	3	2,596	4,131	363	-	25,687
Non-current assets classified as held for sale	21,473	-	-	-	-	-	-	-	-	21,473
Total Current assets	1,858,038	94,239	130,847	109,342	42,494	672,627	585,225	1,249,827	(839,106)	3,903,533

Long-term trade accounts receivable	-	-	-	591,917	-	-	-	-	-	591,917
Long-term trade accounts receivable from related parties	-	-	-	-	-	-	-	69,001	(69,001)	-
Other long-term accounts receivable	-	-	10,081	-	1,858	11,811	12,301	2,100	-	38,151
Available-for-sale financial asset	-	1,058	-	-	-	-	2	88,333	(1,060)	88,333
Investments in associates and joint ventures	153,555	7,287	-	-	-	16,297	10,454	1,309,293	(1,408,919)	87,967
Investment property	-	-	-	-	-	36,945	-	-	-	36,945
Property, plant and equipment	534,067	190,844	3,919	6,724	-	5,636	114,081	103,840	(6,205)	952,906
Intangible assets	174,771	101,978	145,711	6,450	1,151	957	18,883	15,282	15,702	480,885
Deferred income tax asset	68,700	644	4,258	8,765	-	4,860	42,119	1,264	4,911	135,521
Total non-current assets	931,093	301,811	163,969	613,856	3,009	76,506	197,840	1,589,113	(1,464,572)	2,412,625
Total assets	2,789,131	396,050	294,816	723,198	45,503	749,133	783,065	2,838,940	(2,303,678)	6,316,158

Liabilities.-
Borrowings	195,083	33,847	46,007	-	5,869	77,854	126,872	587	-	486,119
Trade accounts payable	751,097	19,950	3,353	9,912	280	42,484	160,104	4,217	-	991,397
Accounts payable to related parties	43,373	877	25,572	642,510	35,558	21,493	77,613	24,928	(846,339)	25,585
Current taxes	54,670	519	1,627	-	366	1,841	7,622	-	-	66,645
Other accounts payable	589,412	13,840	43,779	960	-	73,937	101,925	13,830	-	837,683
provisions	-	4,207	3,846	-	-	-	842	-	-	8,895
Total current liabilities	1,633,635	73,240	124,184	653,382	42,073	217,609	474,978	43,562	(834,839)	2,416,324

Borrowings	127,067	86,334	9,780	-	-	52,318	31,367	2,837	-	309,703
Long-term trade accounts payable	-	-	-	2,157	-	-	-	-	-	2,157
Accounts payables to related parties	-	-	-	-	-	28,500	29,001	-	(57,501)	-
Other long-term accounts payable	124,344	-	462	-	-	9,723	69,957	910	-	205,396
Other provisions	14,832	4,668	-	-	-	-	23,918	-	-	43,418
Derivative financial instruments	-	3,563	-	201	-	147	-	-	-	3,911
Deferred income tax liability	119,367	453	166	-	340	7,074	5,864	3,599	1,691	138,554
Total non-current liabilities	385,610	95,018	10,408	2,358	340	97,762	160,107	7,346	(55,810)	703,139
Total liabilities	2,019,245	168,258	134,592	655,740	42,413	315,371	635,085	50,908	(902,149)	3,119,463
Equity	622,899	211,431	120,407	50,594	3,090	152,713	125,738	2,778,148	(1,299,587)	2,765,433
Non-controlling interest	146,987	16,361	39,817	16,864	-	281,049	22,242	9,884	(101,942)	431,262
Total liabilities and equity	2,789,131	396,050	294,816	723,198	45,503	749,133	783,065	2,838,940	(2,303,678)	6,316,158

(All the amounts are expressed in thousand of S/. unless otherwise stated)AUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2014
Assets.-
Cash and cash equivalents	285,367	54,085	53,312	51,522	8,407	54,268	134,679	176,762	-	818,402
Available-for-sale financial assets	7,105	-	-	-	-	-	-	-	-	7,105
Trade Accounts receivable	604,951	35,201	46,598	71,817	-	57,584	293,024	34	-	1,109,209
Unbilled work in progress	1,136,404	1,414	-	-	14,972	-	-	-	-	1,152,790
Accounts receivable from related parties	121,989	6,723	-	216	-	6,561	65,242	371,765	(473,435)	99,061
Other accounts receivable	384,484	10,781	9,042	29,515	3,154	11,409	63,797	66,414	1,058	579,654
Inventories	126,293	7,921	-	13,909	-	630,758	55,601	486	(1,398)	833,570
Prepaid expenses	11,489	891	822	6,056	407	235	5,119	1,425	-	26,444
Non-current assets classified as held for sale	9,513	-	-	-	-	-	-	-	-	9,513
Total Current assets	2,687,595	117,016	109,774	173,035	26,940	760,815	617,462	616,886	(473,775)	4,635,748

Long-term trade accounts receivable	-	-	-	579,956	-	-	-	-	-	579,956
Long-term Unbilled work in progress	-	25,387	10,584	-	-	-	-	-	-	35,971
Prepaid expenses	-	-	2,416	7,062	-	-	-	-	-	9,478
Long-term trade accounts receivable from related parties	-	-	408	-	-	-	433	182,548	(183,389)	-
Other long-term accounts receivable	6,192	4,449	11,776	4,131	1,587	9,705	4,496	2,217	-	44,553
Available-for-sale financial assets	-	1,058	-	-	-	-	2	93,144	(1,060)	93,144
Investments in associates and joint ventures	161,938	7,316	-	-	-	62,863	10,059	1,729,640	(1,742,253)	229,563
Investment property	-	-	-	-	-	36,244	-	-	-	36,244
Property, plant and equipment	652,797	193,183	2,036	14,270	-	7,344	166,323	119,483	(6,785)	1,148,651
Intangible assets	325,943	146,477	234,923	6,247	1,100	1,187	32,838	17,417	14,652	780,784
Deferred income tax asset	91,361	714	4,604	244	-	9	37,363	926	586	135,807
Total non-current assets	1,238,231	378,584	266,747	611,910	2,687	117,352	251,514	2,148,866	(1,921,740)	3,094,151
Total assets	3,925,826	495,600	376,521	784,945	29,627	878,167	868,976	2,765,752	(2,395,515)	7,729,899

Liabilities.-
Borrowings	629,584	69,577	95,902	404,915	-	144,314	80,531	632	-	1,425,455
Trade accounts payable	940,042	27,148	3,250	12,385	159	31,690	155,714	8,461	-	1,178,849
Accounts payable to related parties	89,445	1,061	55,679	278,819	24,552	24,106	82,203	12,421	(485,259)	83,027
Current taxes	71,288	5,493	249	32	138	1,150	11,259	6	-	89,615
Other accounts payable	771,127	18,518	26,076	2,308	-	65,316	101,973	22,425	-	1,007,743
provisions	-	8,414	-	-	-	-	3,027	-	-	11,441
Total current liabilities	2,501,486	130,211	181,156	698,459	24,849	266,576	434,707	43,945	(485,259)	3,796,130

Borrowings	144,081	99,767	633	-	-	16,368	63,070	2,205	-	326,124
Long-term trade accounts payable	-	-	1,622	2,157	-	-	-	-	-	3,779
Accounts payables to related parties	-	-	-	-	-	109,126	62,522	-	(171,648)	-
Other long-term accounts payable	214,462	349	495	4,820	-	4,679	69,201	880	-	294,886
provisions	26,878	5,774	-	-	-	-	14,252	-	-	46,904
Derivative financial instruments	-	2,999	-	-	-	-	-	-	-	2,999
Deferred income tax liability	51,556	1,331	-	-	325	8,707	7,021	10,215	-	79,155
Total non-current liabilities	436,977	110,220	2,750	6,977	325	138,880	216,066	13,300	(171,648)	753,847
Total liabilities	2,938,463	240,431	183,906	705,436	13,674	405,456	650,773	57,245	(656,907)	4,549,977
Equity attributable to controlling interest in the Company	817,356	236,925	150,788	59,633	15,953	157,276	128,429	2,695,401	(1,559,083)	2,691,178
Non-controlling interest	170,007	18,244	41,827	19,876	-	315,435	89,774	9,615	(176,034)	488,744
Total liabilities and equity	3,925,826	495,600	376,521	784,945	29,627	878,167	868,976	2,762,261	(2,392,024)	7,729,899

(All amounts are expressed in thousands of S/. unless otherwise stated) AUDITED

Operating segments performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated

Year 2012 -
Revenues	3,524,585	287,040	123,345	73,067	41,007	240,110	1,083,323	44,654	(185,246)	5,231,885

Gross profit	408,021	110,847	53,341	(2,712)	11,155	86,706	103,935	(26)	(59,201)	712,066
Administrative expenses	(159,845)	(14,739)	(6,361)	(7,926)	(1,485)	(17,409)	(105,363)	(3,971)	59,919	(257,180)
Other income and expenses	(602)	(2,530)	61	(27)	-	(1,711)	73,585	8,426	(1,583)	75,619
Profit before interests
and taxes	247,574	93,578	47,041	(10,665)	9,670	67,586	72,157	4,429	(865)	530,505
Financial expenses	(17,727)	(5,529)	(8,382)	(3,958)	(6,557)	(4,366)	(13,615)	(8,538)	543	(68,129)
Financial income	37,393	3,765	3,219	15	126	2,062	8,550	7,438	(4,722)	57,846
Share of the profit or loss in
associates and joint ventures under
the equity method	9,178	-	-	-	-	-	-	294,607	(303,181)	604
Profit before income tax	276,418	91,814	41,878	(14,608)	3,239	65,282	67,092	297,936	(308,225)	520,826
Income tax	(87,918)	(28,457)	(12,526)	3,584	(972)	(19,967)	(5,638)	(4,235)	1,554	(154,575)
Profit for the year	188,500	63,357	29,352	(11,024)	2,267	45,315	61,454	293,701	(306,671)	366,251

Profit attributable to:
Owners of the Company	165,116	58,029	15,800	(8,268)	1,134	12,375	50,623	293,242	(298,097)	289,954
Non-controlling interest	23,384	5,328	13,552	(2,756)	1,133	32,940	10,831	459	(8,574)	76,297
Profit for the year	188,500	63,357	29,352	(11,024)	2,267	45,315	61,454	293,701	(306,671)	366,251

(All amounts are expressed in thousands of S/. unless otherwise stated) AUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated

Year 2013 -

Revenue	4,075,255	321,097	195,861	118,541	45,489	313,731	1,169,115	51,525	(323,114)	5,967,500
Gross profit	559,544	97,495	66,455	19,670	3,179	113,732	179,175	(4,031)	(31,097)	1,004,122
Administrative expenses	(217,927)	(16,170)	(6,600)	(8,025)	(212)	(20,993)	(132,486)	(8,616)	49,237	(361,792)
Other income and expenses	10,762	(3,561)	(35)	758	(2)	(1,749)	24,669	(2,689)	(2,851)	25,302
Gains from the sale of investments	-	-	-	-	-	3,197	-	2,525	-	5,722
Profit before interests
and taxes	352,379	77,764	59,820	12,403	2,965	94,187	71,358	(12,811)	15,289	673,354
Financial expenses	(49,349)	(14,264)	(7,416)	(40,012)	(44)	(14,639)	(17,881)	(21,615)	12,418	(152,802)
Financial income	22,714	33	3,006	14,035	14	855	2,028	35,680	(38,012)	40,353
Share of the profit or loss
in associates and joint venturesunder the equity
method of accounting	41,971	1,587	-	-	-	64	1,070	318,705	(329,835)	33,562
Profit before income tax	367,715	65,120	55,410	(13,574)	2,935	80,467	56,575	319,959	(340,140)	594,467
Income tax	(111,240)	(20,066)	(14,971)	477	(881)	(21,427)	(16,655)	(781)	3,221	(182,323)
Net profit for the period	256,475	45,054	40,439	(13,097)	2,054	59,040	39,920	319,178	(336,919)	412,144

Profit attributable to:

Owners of the Company	211,594	41,635	26,077	(9,823)	2,054	19,154	34,296	319,275	(324,246)	320,016
Non-controlling interest	44,881	3,419	14,362	(3,274)	-	39,886	5,624	(97)	(12,673)	92,128
Net profit for the period	256,475	45,054	40,439	(13,097)	2,054	59,040	39,920	319,178	(336,919)	412,144

(All amounts are expressed in thousands of S/. unless otherwise stated) AUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated

Year 2014 -
Revenue	5,035,674	350,339	338,153	166,951	29,323	224,560	1,208,168	53,241	(397,729)	7,008,680
Gross profit	535,360	124,455	76,697	42,109	2,307	62,413	142,343	(7,574)	(26,541)	951,569
Administrative expenses	(258,554)	(17,256)	(8,035)	(14,714)	(317)	(21,058)	(122,506)	(35,444)	56,517	(421,367)
Other income and expenses	(9,796)	(3,359)	33	18	-	(852)	7,995	22,063	(966)	15,136
Loss from the sale of investments	-	-	-	-	-	-	(2,139)	-	2,139	-
Profit before interests
and taxes	267,010	103,840	68,695	27,413	1,990	40,503	25,693	(20,955)	31,149	545,338
Financial expenses	(69,046)	(11,564)	(10,822)	(5,245)	(55)	(14,807)	(27,393)	(1,566)	37,682	(102,816)
Financial income	6,623	120	1,320	727	16	93	1,821	59,734	(58,992)	11,462
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	48,242	29	-	-	-	12,178	591	270,045	(277,640)	53,445
Profit before income tax	252,829	92,425	59,193	22,895	1,951	37,967	712	307,258	(267,801)	507,429
Income tax	(59,252)	(29,768)	(16,158)	(10,842)	(588)	(11,452)	(5,788)	(12,582)	234	(146,196)
Net profit for the period	193,577	62,657	43,035	12,053	1,363	26,515	(5,076)	294,676	(267,567)	361,233

Profit attributable to:

Owners of the Company	164,095	59,010	32,774	9,040	1,363	9,527	(5,339)	294,948	(265,674)	299,744
Non-controlling interest	29,482	3,647	10,261	3,013	-	16,988	263	(272)	(1,893)	61,489
Net profit for the period	193,577	62,657	43,035	12,053	1,363	26,515	(5,076)	294,676	(267,567)	361,233

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments cash flows

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated

Year 2012 -

Profit before income tax	276,418	91,814	41,878	(14,608)	3,239	65,282	67,092	297,936	(308,225)	520,826
Adjustments to profit
Depreciation and amortization	131,133	42,821	24,494	454	104	2,922	39,447	2,075	1,053	244,503
Accounts receivable	(62,061)	(6,356)	1,941	(5,464)	(37,419)	(18,902)	5,868	(22)	72,518	(49,897)
Inventories	(61,468)	(908)	-	(6,251)	-	(154,804)	14,197	851	10,581	(197,802)
Accounts payable	159,597	(26,566)	(667)	9,866	(14)	58,190	(5,976)	782	29,723	224,935
Other variations	126,885	5,047	51,143	47,270	31,836	52,416	(33,573)	(475,969)	(4,891)	(199,836)
Cash flows from operating activities	570,504	105,852	118,789	31,267	(2,254)	5,104	87,055	(174,347)	(199,241)	542,729
Sale of assets	(60,205)	392	(17)	(458)	-	(1,032)	(961)	9,637	76,115	23,471
Dividends received	4,119	-	-	-	-	-	-	252,288	(254,350)	2,057
Purchase of assets	(393,856)	(63,113)	101	(3,940)	-	(3,126)	(30,582)	(22,229)	91,230	(425,515)
Loans to subsidiaries, net	-	-	-	-	-	-	-	(144,160)	144,160	0
Cash flows from investing activities	(449,942)	(62,721)	84	(4,398)	-	(4,158)	(31,543)	95,536	57,155	(399,987)
Debt repayment	17,465	38,991	(23,108)	-	8,271	34,728	(2,934)	153,845	(107,257)	120,001
Dividend distribution	(100,820)	(87,429)	(20,750)	-	-	(10,571)	(29,956)	(124,235)	249,526	(124,235)
Cash received from non-controlling shareholders	-	-	-	-	-	-	-	26,096	5,750	31,846
Acquisiton of interest in non-controlling subsidiary	-	-	-	-	-	-	-	(4,393)	-	(4,393)
Sale of interest in non-controlling subsidiary								1,193		1,193
Other payments	(14,354)	(3,128)	(7,849)	(262)	(6,557)	(1,353)	(10,736)	4,619	(5,607)	(45,227)
Cash flows from financing activities	(97,709)	(51,566)	(51,707)	(262)	1,714	22,804	(43,626)	57,125	142,412	(20,815)
Cash increase (decrease)	22,853	(8,435)	67,166	26,607	(540)	23,750	11,886	(21,686)	326	121,927
Cash at the beginning of the year	400,479	39,085	23,478	1,705	608	49,254	73,401	70,177	-	658,187
Cash at the end of the year	423,332	30,650	90,644	28,312	68	73,004	85,287	48,491	326	780,114

(All amounts are expressed in thousands of S/. Uless otherwise stated)

Operating segments cash flows

Segment Reporting

	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
Year 2013 -

Profit before income tax	367,715	65,120	55,410	(13,574)	2,935	80,467	56,575	319,959	(340,140)	594,467
Adjustments to profit
Depreciation and amortization	151,885	53,432	10,047	632	52	3,610	37,219	1,986	1,003	259,866
Accounts receivable	(388,772)	(10,343)	(4,316)	(322,993)	(20,131)	1,949	(137,016)	(41,017)	70,979	(851,660)
Inventories	64,957	546	-	(5,508)	-	(58,500)	(4,667)	-	(17,899)	(21,071)
Accounts payable	34,397	753	(7,250)	337,027	16,444	(50,784)	32,424	5,184	(471,415)	(103,220)
Other variations	(149,752)	(24,371)	(26,279)	4,735	(622)	(23,192)	(29,371)	(322,254)	325,046	(246,060)
Cash flows from operating activities	80,430	85,137	27,612	319	(1,322)	(46,450)	(44,836)	(36,142)	(432,426)	(367,678)
Sale of assets	15,134	86	-	-	-	317	316	6,799	9	22,661
Dividends received	12,064	1,708	-	-	-	-	-	119,791	(128,875)	4,688
Purchase of assets	(171,126)	(70,835)	(555)	(5,313)	-	(5,926)	(30,880)	(134,946)	52,237	(367,344)
Loans to subsidiaries, net	-	-	-	-	-	-	-	(446,387)	446,387	-
Cash flows from investing activities	(143,928)	(69,041)	(555)	(5,313)	-	(5,609)	(30,564)	(454,743)	369,758	(339,995)
Debt repayment	(371,997)	(29,430)	(10,662)	(34,400)	(43,567)	(135,472)	(285,472)	(537,484)	9,112	(1,439,372)
Dividend distribution	(73,936)	(29,163)	(25,240)	-	-	(32,581)	(4,728)	(86,986)	113,854	(138,780)
Contribution of non-controlling shareholders	-	-	-	-	-	34,774	-	-	-	34,774
Acquisiton of interest in non-controlling subsidiary	(9,104)	-	-	-	-	-	-	(54,764)	-	(63,868)
Issue of common shares,
proceeds from shares issuance, net of related expenses	-	-	-	-	-	-	-	1,147,418	-	1,147,418
Other payments	362,449	32,881	(1,014)	34,400	45,300	155,360	327,182	437,332	(41,926)	1,351,964
Loans received from subsidiaries, net	-	-	-	-	-	-	-	19,107	(19,107)	-
Cash flows from financing activities	(92,588)	(25,712)	(36,916)	-	1,733	22,081	36,982	924,623	61,933	892,136

Cash increase (decrease)	(156,086)	(9,616)	(9,859)	(4,994)	411	(29,978)	(38,418)	433,738	(735)	184,463
Cash decrease in deconsolidation	(1,458)	(3,270)	-	-	(34)	-	(400)	-	-	(5,162)
Cash at the beginning of the year	423,332	30,650	90,644	28,312	68	73,004	85,287	48,082	735	780,114
Cash at the end of the year	265,788	17,764	80,785	23,318	445	43,026	46,469	481,820	-	959,415

(All amounts are expressed in thousands of S/. unless otherwise stated)

Operating segments cash flows

Segment Reporting
	Engineering	Infrastructure						Parent
	and			Mass	Water	Real	Technical	Company
	construction	Energy	Toll roads	transit	treatment	estate	services	operations	Eliminations	Consolidated
Year 2014 -

Profit before income tax	252,829	92,425	59,193	22,895	1,951	37,967	712	307,258	(267,801)	507,429
Adjustments to profit
Depreciation and amortization	144,235	58,144	11,419	907	52	3,821	37,185	3,222	1,054	260,039
Accounts receivable	(484,177)	(16,538)	(6,651)	(26,838)	24,192	(37,035)	8,962	(73,546)	28,905	(578,125)
Inventories	(12,127)	(180)	-	(1,982)	-	(30,861)	3,972	-	(10,311)	(51,489)
Accounts payable	385,388	10,656	11,353	32,175	(11,129)	54,846	95,353	14,036	(472,016)	120,662
Other variations	(128,619)	(21,640)	(98,536)	(6,261)	(1,004)	(15,762)	(34,997)	(270,528)	278,335	(298,994)
Cash flows from operating activities	157,529	122,867	(23,222)	20,896	14,062	12,976	111,187	(19,558)	(437,215)	(40,478)
Sale of assets	40,058	1,259	31	-	-	-	18,618	-	(16,998)	42,968
Dividends received	38,810	-	(17,056)	-	-	3,375	-	164,929	(153,340)	36,718
Purchase of assets	(289,024)	(101,854)	(16,314)	(8,265)	-	(42,819)	(71,816)	(297,701)	202,150	(625,643)
Loans to subsidiaries, net	-	-	-	-	-	-	-	(19,080)	19,080	-
Cash flows from investing activities	(210,156)	(100,595)	(33,339)	(8,265)	-	(39,444)	(53,198)	(151,852)	50,892	(545,957)
Debt repayment	(1,480,390)	(33,879)	(54,733)	(604,894)	(18,400)	(39,046)	(253,978)	(842)	386,329	(2,099,833)
Dividend distribution	(123,427)	(35,848)	(30,755)	-	-	(28,022)	(585)	(112,351)	154,871	(176,117)
Contribution of non-controlling shareholders	-	-	-	-	-	48,793	-	-	(1,417)	47,376
Acquisiton of interest in non-controlling subsidiary	(72,821)	-	-	-	-	-	-	-	(103,003)	(175,824)
Sale of interest in non-controlling subsidiary	1,627	-	-	-	-	-	-	-	(1,627)	-
Other payments	1,749,831	83,776	114,576	620,467	12,300	55,985	286,199	(1,438)	(69,425)	2,852,271
Loans reveiced from subsidiaries, net	-	-	-	-	-	-	-	(19,017)	19,017	-
Cash flows from financing activities	74,820	14,049	29,088	15,573	(6,100)	37,710	31,636	(133,648)	384,745	447,873

Cash increase (decrease)	22,193	36,321	(27,473)	28,204	7,962	11,242	89,625	(305,058)	(1,578)	(138,562)
Cash decrease in deconsolidation	(2,614)	-	-	-	-	-	(1,415)	-	1,578	(2,451)
Cash at the beginning of the year	265,788	17,764	80,785	23,318	445	43,026	46,469	481,820	-	959,415
Cash at the end of the year	285,367	54,085	53,312	51,522	8,407	54,268	134,679	176,762	-	818,402

(All amounts are expressed in thousands of S/. unless otherwise stated)

Segments by geographical area

	2012	2013	2014
Revenue:
- Peru	4,326,471	5,072,251	5,611,844
- Chile	660,152	631,883	1,011,822
- Colombia	114,757	112,573	125,929
- Guyana	-	-	49,525
- Brazil	92,899	74,399	68,045
- Bolivia	-	-	1,849
- Dominican Republic	37,606	-	-
- Panama	-	76,394	139,666
	5,231,885	5,967,500	7,008,680

Non-current assets:
- Peru		1,895,217	2,461,288
- Chile		499,580	359,686
- Colombia		8,987	259,915
- Guyana		-	2,974
- Brazil		8,717	8,398
- Bolivia		-	1,890
- Panama		124	-
		2,412,625	3,094,151

Liabilities:
- Peru		1,999,143	2,220,982
- Chile		431,119	521,299
- Colombia		23,039	227,511
- Guyana		-	11,697
- Brazil		9,435	8,073
- Bolivia		-	9,741
- Dominican Republic		34	31
- Panama		-	49,061
Total allocated		2,462,770	3,048,395
Unallocated
- Borrowings (excluding finance leases)		514,228	1,419,428
- Derivative financial instruments		3,911	2,999
- Deferred income tax liability		138,554	79,155
Total liabilities		3,119,463	4,549,977

Comprises the Group’s financial debt, excluding finance leases and derivative finance liabilities; liabilities from the segment that should be reported to the Executive Committee were not taken into consideration because they are managed by the Group’s Corporate Finance department.

(All amounts are expressed in thousands of S/. Uless otherwise stated)
7              FINANCIAL INSTRUMENTS

7.1  Financial instruments by category -

The classification of financial assets and liabilities per category is as follows:

	December 31,
	2013	2014

Assets according to the statement of financial position
Loans and accounts receivable:
- Cash and cash equivalents	959,415	818,402
- Trade and other accounts receivable
not including advances to suppliers	669,134	1,225,690
- Unbilled work in progress	971,743	1,188,761
- Financial assets related to concession agreements (1)	620,943	702,531
- Accounts receivable from related parties	87,328	99,061
	3,308,563	4,034,445

Available-for-sale financial assets (Note 9)	88,333	93,144

Financial asset at fair value thorough profit and loss	-	7,105

(1) Financial assets related to concession agreements are recorded in the statement of financial position within the line items of other short-term accounts receivable and other long-term accounts receivable.

	December 31,
	2013	2014

Liabilities according to the statement of financial position
Other financial liabilities at amortized cost
- Borrowings	514,228	1,419,428
- Finance leases	281,594	332,151
- Trade and other accounts payable
(excluding non-financial liabilities)	1,242,235	1,566,004
- Accounts payable to related parties	25,585	83,027
- Derivative financial instruments (a)	348	-
	2,063,990	3,400,610
Hedging derivatives:
- Derivative financial instruments (b)	3,911	2,999

(a)  In seeking to mitigate the exposure resulting from the expenditures incurred in Euros to a foreign supplier for the purchase of the infrastructure required under the concession agreement signed between a subsidiary, GyM Ferrovías S.A., and the Peruvian Government, this subsidiary entered into a cross currency swap contract by which the purchase of Euros at a future date is secured at a fixed exchange rate up-to January 2014. This contract was accounted for as a fair value hedge by the Group and it recognized the fair value of the financial instrument (cross currency swap) in profit or loss and, as a counterpart, it recognized the fair value of the firm commitment associated with the contract with the foreign supplier. At December 31, 2013, the change in fair value amounted to S/.14 million which is presented in “Financial income and expenses" (Note 26). The cross currency swap matured in January 2014.

(b)  In seeking to mitigate the exposure resulting from the borrowings obtained from Citibank in variable rate (see Note 18), GMP S.A. entered into a cross interest rate swap contract by which it established a fixed rate. This contract is accounted for as a cash flow hedge by the Group and it recognizes the changes in fair value of the financial instrument in other comprehensive income. At December 31, 2014, the changes in fair value amounted to S/.568, net of deferred income tax of S/.221  (S/.2,433 plus tax effect of S/.731 at December 31, 2013).  The fluctuation observed in deferred income tax in 2013 includes the effect of the revision of the tax effect that was not calculated for 2012 which amounts to S/.569.

(All amounts are expressed in thousands of S/. Uless otherwise stated)

7.2  Credit quality of financial assets -

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external risk ratings (if available) or to historical information about counterparty default rates.

The credit quality of financial assets is presented as follows:

	December 31,
	2013	2014

Cash and cash equivalents (*)
Banco de Crédito del Perú (A+)	558,540	453,942
Banco Continental (A+)	254,439	76,408
Banco Bogotá (A)	-	67,959
Banco Interbank (A)	9,360	64,962
Banco de la Nación (A)	45,782	56,028
Banco Santander - Chile (A)	7,544	40,577
Banco Scotiabank (A+)	2,401	11,611
Banco Continental Chile (A)	-	7,396
ITAU - Chile (A)	-	7,391
Banco de Crédito e Inversiones - Chile (A)	25,568	10,597
Banco de Chile (A)	-	5,328
Banco Interamericano de Finanzas (A)	652	1,855
Citibank (A)	850	677
Banco Santander - Perú (A)	-	183
Banco GNB Peru (A)	42,102	115
Other lesser amounts	10,771	4,962
	958,009	809,991

The ratings in the above table “A and A+” represent high quality credit ratings. For banks located in Peru, the ratings were derived from risk rating agencies authorized by the Peruvian banking and insurance regulator (“Superintendencia de Banca, Seguros y AFP – SBS”). For banks located in Chile, the ratings were derived from risk rating agencies authorized by the Chilean stock and insurance regulator (“Superintendencia de Valores y Seguros – SVS”).

(*)  The difference between the balances shown above with the balances shown in the statement of financial position corresponds to cash on hand (Note 8).

The credit quality of customers is assessed in three categories (internal classification):

A:  new customers/related parties (less than 6 months),
B:  existing customers/related parties (with more than 6 months of trade relationship) with no previous default history; and
C:  existing customers/related parties (with more than 6 months of trade relationship) with previous default history.

(All amounts are expressed in thousands of S/. unless otherwise stated)
	2013	2014
	S/.000	S/.000

Trade accounts receivable (Note 10 and Note 11)
Counterparties with no external risk rating
A	44,474	51,844
B	2,040,541	2,700,295
C	517	125,787
	2,085,532	2,877,926
Receivable to related parties (Note 12)
B	87,328	99,061

The total number of accounts in compliance with contract terms and conditions, none of them have been re-negotiated.

With respect to available-for-sale financial assets, the counterparty held an external credit rating of AAA at December 31, 2013 and 2014.

8              CASH AND CASH EQUIVALENTS

This account comprises:
	December 31,
	2013	2014

Cash on hand	1,406	8,411
Checking accounts	548,630	530,246
Time deposits (a)	407,763	259,035
In-transit remittances	1,616	1,986
Mutual funds (b)	-	18,724
	959,415	818,402

(a)  At December 31, 2014, this balance mostly comprises the Company’s short-term deposits for S/.168 million; GyM S.A. for S/.29 million, GyM Ferrovías S.A. for S/. 29 million and ViVa GyM S.A. for S/.18 million. Interest rates range between 0.10% and 3.97% (mainly comprises GyM’s short-term bank deposits for S/.127 maintained in  Banco de Credito del Peru - Chile for S/.58 million, local banks for S/.69 million and  the Company’s short-term deposits  for S/.269 million maintained in  Banco de Credito at December 31, 2013).

(b)  This balance comprises mutual funds for S/.7.4 million, S/.7.4 million and S/.3.9 million which are maintained by the subsidiary VyV – DSD S.A. in Itaú, BBVA Banco Continental and Santander banks, respectively, at rates ranging from 0.29% to 0.32%.

9              AVAILABLE-FOR-SALE FINANCIAL ASSETS

This account comprises the investment held by the Company, directly and indirectly, in Transportadora de Gas del Perú S.A. (TGP), a Peruvian entity engaged in providing gas transportation services.

In December 2013, the Group acquired from one of the TGP’s shareholders, Pluspetrol Resources Corporation (hereinafter Pluspetrol), an additional 1.04% interest in TGP paying a consideration of US$20 million (equivalent to S/.56.1 million) obtaining a total interest of 1.64% at December 31, 2013.  At December 31, 2013, the fair value of the Group´s interest in TGP equals S/.88.3 million, based on the price paid in one recent arm's length transaction which occurred in December 2013 among knowledgeable willing parties. The fluctuation in the fair value of this investment in 2013 amounts to S/.19.1 million, net of its income tax effect amounting to for S/.8.2 million. The net amount has been recognized in the statement of other comprehensive income.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Together with the acquisition of the 1.04% interest, the Company acquired from Pluspetrol on behalf of the Canada Pension Plan Investment Board (CPPIB) an additional indirect interest of 11.34% in TGP. The investment for US$217 million was funded entirely by CPPIB. The risk and rewards of the entire investment are assumed by CPPIB.

Given the features of the transaction, it has been treated as an off-balance-sheet transaction because, in substance, the Company is acting as an agent to CPPIB. Therefore, the Company did not recognized either the investment in TGP nor any obligation to CPPIB.

This acquisition is part of an investment agreement entered into with CPPIB, whereby both parties commit themselves to initiate and develop projects in the oil and gas industry.

On December 27, 2013 the Company announced its intention to transfer the previously acquired interest of 11.34% in TGP to CPPIB (10.43%) and to Corporación Financiera de Inversiones – CFI (0.91%), if none of the existing TGP shareholders exercise their first option of share acquisition rights.

On February 27, 2014, the Company transferred the shares to the above indicated entities, retaining in TGP an interest equivalent to 1.64%, for this transaction the Group obtained a commission fee of S/.7.5 million which is included in ‘other income and expenses’.

At December 31, 2014, the fair value of the Group´s interest in TGP equals S/.93.14 million the base on the discounted cash flow method. The information used in the calculation is as follows:

-	Discounted cash flows from operating activities of TGP net of cash flows from investment activities (CAPEX).
-	Cash flows were estimated for a 30 year term.
-	The discount rate used is 8% corresponding to the Company’s WACC.
-	The interest of the Company in TGP is 1.64% as of December 31, 2014

The fluctuation in the fair value of this investment in 2014 amounts to S/.3.56 million, net of its income tax effect amounting to  S/.1.25 million, plus the adjustment for changes in rate of income tax amounting to S/.1.09 million (see note 28-b), which has been recognized in the statement of other comprehensive income.

10            TRADE ACCOUNTS RECEIVABLE

This account comprises:

	December 31,
	2013	2014

Invoices receivable	1,058,078	1,414,185
Collection rights from concession agreements	58,528	277,547
	1,116,606	1,691,732
Impaired accounts	(2,817)	(2,567)
	1,113,789	1,689,165
Less: non-current portion
Invoices receivable	(545,736)	(529,201)
Collection rights from concession agreements	(46,181)	(50,755)
Total non-current	(591,917)	(579,956)
Total current	521,872	1,109,209

Invoices receivable are related to work progress approved by clients.

The fair value of current receivables is similar to their carrying amount since their average collection turnover is less than 60 days. These current receivables do not bear interest and have no specific guarantees.

(All amounts are expressed in thousands of S/. Uless otherwise stated)

The non-current portion of the trade accounts receivable is related to GyM Ferrovías S.A.; the balance at December 31, 2013 and 2014 is the account receivable from the expenses incurred in the electric train Project (acquistion of the Alstrom trains) and the construction of the Patio – Taller.

Collection rights as of December 31, 2014 comprises GyM Ferrovías S.A., CAM Holding S.p.A,GMD S.A., GMI S.A., Concar S.A., Viva GyM S.A. and Concesion Canchaque S.A.C. for S/.116 million, S/.51 million, S/.31 million, S/.37 million, S/.35 million, S/.6 million and S/.2 million respectively (GyM Ferrovías S.A., Survial S.A. and Canchaque for S/.46,181, S/.7,617 and S/.4,730 respectively in 2013).

The collection rights that arise from GyM Ferrovías S.A., a concession signed with the Peruvian Government comprising Line 1 of the Lima Metro (train line), by which this entity has to acquire, on the Government’s behalf, certain infrastructure needed for the implementation of the transport system that will be operated by the GyM Ferrovías S.A once completed (Note 5-b-iv). This account will be collected through the cash flows determined at the inception of the concession under the "price per kilometer traveled" method (PKT). For this purpose, the subsidiary has applied certain criteria to determine the amount of the interest to be accrued on the outstanding balances and the beginning of the collection of the amounts pending. These balances bear interest at a 7.7% rate and their collection began in 2014 jointly with the beginning of operation.

Aging of trade accounts receivable is as follows:

	December 31,
	2013	2014

Current	937,932	1,402,635
Past due up to 30 days	117,985	174,633
Past due over 30 days	60,689	114,464
	1,116,606	1,691,732

As of December 31, 2014, trade accounts receivables totaling S/.289.1 million (S/.178.7 million in 2013) are past due but not impaired. The related customers do not have a historical record of default.

The maximum exposure to credit risk at the reporting date is the carrying amount of the accounts receivable and of unbilled work in progress (note 11).

The movement of the account receivables reserve is as follows:

	2013	2014

Initial balance	2,707	2,817
Additions	110	71
Write-offs	-	(321)
Final balance	2,817	2,567

11            UNBILLED WORK IN PROGRESS

This account comprises:

	December 31,
	2013	2014

Unbilled rights receivable	748,376	957,916
Deferred costs of work in progress	223,367	230,845
	971,743	1,188,761

Less: Non - current portion
Deferred costs of work in progress	-	35,971
Total current	971,743	1,152,790

(All amounts are expressed in thousands of S/. unless otherwise stated)

Rights receivable correspond to the unbilled rights for services rendered by the Engineering and Construction Segment. Each month, under the percentage of completion method, the Company estimates the work completetd to date. Based on its monthly estimates, the Company recognizes the corresponding revenue. Until such revenue is billed, it is recorded in the account, rights receivable.

At December 31, 2014 and 2013, rights receivable are presented net of advances received for S/.334 million and S/.273 million, respectively the terms of which vary based on each contract.  These advances  substantially correspond to those received by subsidiary GyM S.A.

At December 31, 2014, advances amounting to S/.305 million, correspond to a scheme by mean of which certain customers agree to grant revolving monthly advances which are settled with the amount billed the month following the reception of the advance. Other advances received from customers are recognized netting the corresponding receivables and are offset following the pattern of actual services provided. In these cases, if the contract is terminated, the amount received in advance is offset against any receivable balance determined by the work progress at termination date.

Deferred costs of work in progress include all those expenditures incurred by the Group that relate to future activities to be performed under current construction contracts.  At December 31, 2014, the balance mainly comprises costs incurred in the following projects: i) Concentrating Plant Cerro Verde, ii) Las Bambas, iii) Machu Picchu, iv) Servicios Cerro del Águila and v) Chile Spa for S/.53.8 million, S/.32.9 million, S/.31.4 million, S/.22.3 million and S/.12.7 million, respectively.

Other smaller projects for which certain cost amounting to S/.52 million have been deferred are: Red Gas Contugas, Preliminary work Aurora Gold, Pad I FASE III Cerro Verde.

The non-current portion mainly comprises the expenditures incurred by Concesionaria Vía Expresa Sur S.A. for S/.10 million that related to future activities to be performed under the construction contract(implementation of the 4km extension of Vía Expresa Sur connecting the district of “San Juan de Miraflores”). This Project is expected to be completed in August 2018.

Additionally the non-current portion comprises the expenditures incurred by the subsidiary GMP S.A. for for S/.25.39 million (work in progress related to Transportadora de Gas Natural Comprimido Andino Concession). This Concession is in a pre-operative stage.

12   TRANSACTIONS WITH RELATED PARTIES

a)      Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	2012	2013	2014

Revenue from sale of goods and services:
- Associates	49,252	4,915	6,040
- Joint operations	51,385	67,601	43,897
	100,637	72,516	49,937

Expenses from purchase of goods and services:
- Associates	5,818	5	42
- Joint operations	8,030	6,068	715
	13,848	6,073	757

(All amounts are expressed in thousands of S/. Uless otherwise stated)

Inter-company transactions are based on the price lists in force and terms that would be available to third parties.

b)  Key management compensation -

Key management includes directors (executives and non-executives), members of the Executive Committee and Internal Audit Management. The compensation paid or payable to key management in 2014 amounted to S/.100.4 million (S/.93.5 million as of December 31, 2013).

c)  Balances at the end of the year resulting from the sale/purchase of goods/services -

	December 31,
	2013		2014
	Receivable	Payable	Receivable	Payable

Joint operations:
Consorcio GyM Conciviles	33,405	-	48,581	-
Consorcio Peruano de Conservación	15,080	-	15,365
Consorcio Tren Electrico	2,499	-	7,380	-
Consorcio Terminales	4,294	-	6,837	-
Consorcio Rio Urubamba	2,798	-	5,107	3,796
Consorcio Sistemas SEC	-	-	4,349	-
Consorcio La Gloria	3,696	3,398	3,805	3,423
Consorcio Constructor Alto Cayma	566	4,881	1,424	-
Consorcio JV Panamá	1,323	-	1,043	-
Consorcio Lima	312	-	877	-
Consorcio Norte Pachacutec	556	952	531	1,068
Consorcio Huacho Pativilca	-	-	369	4,555
Consorcio Rios Pallca	3,903	-	187	282
Consorcio Constructor Chavimochic	-	-	141	2,896
Consorcio Alto Cayma	5,557	666	121	700
Consorcio Construcciones y Montajes	-	-	115	1,198
Consorcio Vial Quinua	37	1,315	116	-
Bechtel Vial y Vives Servicios Complementarios Ltda.	-		96	4,648
Consorcio Atocongo	712	-	-	915
Consorcio Brocal Pasco	1,913	41	-	-
Consorcio Ingenieria y Construcción Bechtel	-	3,924	-	5,140
Consorcio Rio Mantaro	3,822	-	-	-
Consorcio Vial Ipacal	283		-	-
Consorcio Vial Sullana	470		-	-
Consorcio Vial Sur	737	-	-	-
Consorcio EIM ISA	-		-	2,955
Ingeniería y Construcción Sigdo Koppers-Vial	-	-	-	35,302
Consorcio DSD Echevarría Izquierdo	3,478	-	-	-
Other	1,887	1,050	2,617	2,056
	87,328	16,227	99,061	68,934
Other related parties:
Ferrovias Argentina	-	8,771	-	14,093
Besco	-	587	-	-
	-	9,358	-	14,093
	87,328	25,585	99,061	83,027

Receivables and payables are of current maturity and do not have specific guarantees.

Accounts receivable from related parties mainly have maturity periods of 60 days and arise from sale of goods and services. These balances are non-interest-bearing due to their short-term maturities and are not impaired.

Accounts payable to related parties mainly have maturity periods of 60 days and arise from engineering, construction, maintenance and other sesvices received. These balances are not interest bearing due to their short-term maturities.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Transactions with non-controlling interest are disclosed in Note 34.

13            OTHER ACCOUNTS RECEIVABLE

This account comprises:

	December 31,
	2013	2014

Advances to suppliers (a)	183,464	162,544
Guarantees deposits (b)	56,851	103,086
Income tax on-account payment (c)	95,488	96,026
Fiscal credit (d)	109,050	91,442
Accounts receivable from sale of investments	33,601	23,822
Temporary taxes on net assets	10,901	19,223
Claims to the tax administration (tax paid in advance)	7,913	14,572
Claims to third-parties	15,799	13,155
Account receivable from personnel	14,633	11,235
VyV Collahuasi - Guarantee deposit	10,745	9,938
Account receivable from Morelco´s non -controllng shareholders	-	7,768
Association agreement - Obrainsa (Red vial 1)	2,284	7,416
Overseas Bechtel Incorp. Suc.del Peru	5,107	4,287
Legal credits CAM Brasil	3,430	4,170
Loans provided to third parties	-	4,136
Consorcio Fábrica de Software	-	3,925
Petróleos del Perú S.A.- Petroperú S.A. (e)	18,087	2,518
Municipalidad de la Brea - Talara	-	2,298
Indemnification asset (note 31-d)	6,006	1,344
Compensation fund (f)	812	1,154
Loans receivable from employees	584	651
Right to recover taxes (Brasil and Colombia)	2,259	-
Others (g)	14,355	39,497
	591,369	624,207
Less non-current portion:
Fiscal credit	(34,071)	(35,608)
Legal credits CAM Brasil	(3,430)	(4,170)
Transportadora de Gas Natural Comprimido Andino	-	(4,449)
Others	(650)	(326)
	(38,151)	(44,553)
Current portion	553,218	579,654

Other non-current accounts receivable have maturities between 2 and 5 years. Company’s Management estimates that the fiscal credit will be applied against the credit balance of the corresponding tax over the medium term.

The following contains a description of major accounts receivable:

(a)   Advances to suppliers -

Mainly corresponds to advances amounting approximately to S/.146.5 million (S/.163.1 million in 2013) granted by the subsidiary GyM S.A. to import the equipment of the projects, detailed as follows:

(All amounts are expressed in thousands of S/. unless otherwise stated)

	December 31,
	2013	2014

Consorcio Río Mantaro	54,311	81,153
Panorama Plaza Negocios	1,312	17,270
EPC Planta Minera Inmaculada	7,207	9,387
Morelco Projects	-	5,681
GyM Chile SPA	1,888	4,042
ABB Inc.	-	3,487
Stracon GyM	1,655	2,771
Harvin Electric	-	2,007
Centro Empresarial Leuro	-	1,651
Consorcio constructor Chavimochic	-	1,368
ABB AB Importaciones	-	1,353
Consorcio Peruano de Conservación	4,708	1,350
Edificio Real 8	3,025	1,219
Nuevo Campus Universitario UTEC	-	1,104
GyM Operaciones Internacionales	-	1,064
Central Hidroeléctrica Machu Picchu	20,998	717
Consorcio GyM Conciviles	2,144	345
Consorcio Rio Urubamba	704	312
Consorcio Tren Eléctrico	64,567	-
Consorcios - Cam	2,800	-
Mantenimiento Periodico/Red Vial 1	2,439	-
Real State projects	2,379	-
Other smaller projects	13,327	26,263
	183,464	162,544

(b)  Guarantee deposits -

Guarantee deposits are the funds retained by customers for work contracts assumed basically by subsidiary GyM S.A. These deposits are retained by the customers in order to have a guarantee that the subsidiary will perform is obligations under the contracts. The amounts retained will be recoup once the work has been completed. Such deposits mainly correspond to the following projects:

(All amounts are expressed in thousands of S/. unless otherwise stated)

	December 31,
	2013	2014

Project:
Empresa Colombiana de Petróleos S.A.	-	38,100
Minera Antucoya	3,814	12,279
Proyecto Machupicchu	8,624	11,495
Construcción Planta de Cal Pachachaca	-	6,299
Minera los Pelambres	-	5,168
Nuevo Campus Universitario UTEC	-	3,735
Centro Empresarial Leuro	554	3,684
Panorama Plaza Negocios	-	3,104
Metapetroleum Corp	-	2,966
Garantías - arriendos CAM Chile	573	2,222
La Zanja	1,348	1,818
Maersk Container Industry San Antonio SPA	-	1,562
Colombiana S.A.	-	1,072
Planta Minera Inmaculada	881	1,069
Trabajos Electromecánicos llenado de agua Quellaveco	-	523
CC Interbank Valle Hermoso	-	488
Edificio Real 8	1,417	392
Consorcio HV	-	331
Conga Reticulation Camp	287	307
Proyecto Chancadora Caserones	5,473	151
Refineria Cartagena S.A.	-	200
Mansarovar Energy Colombia Ltda.	-	192
Agrocascadas SA	-	131
Stracon GyM	18,834	-
Pozas almacenamiento de agua	7,143	-
Pampa Verde	3,601	-
Garantías - Arriendos CAM Perú	605	-
Campamentos Congas	415	-
Others	3,282	5,798
	56,851	103,086

(c)   Income tax on-account payment –

Mainly comprises income tax payments in advance from the subsidiaries GyM S.A., the Holding, CAM Holding S.p.A., Concar S.A. and Viva GyM S.A. for S/ 41 million, S/. 30 million, S/.11 million, S/.5 million and S/.4 million respectively (S/.60 million, S/.3 million, S/.11 million, S/.6 million and S/.6 million respectively in 2013).

(d)  Fiscal credit -

Mainly corresponds to the subsidiaries Survial S.A., GyM  S.A. and GyM Ferrovias S.A. for S/.10 million, S/.28 million, S/.25 million respectively, (Survial S.A., GyM S.A., GyM Ferrovías S.A., Viva GyM S.A. and Concar S.A. for S/.17 million, S/.25 million and S/.27 million, S/.12 million and S/.9 million, respectively in 2013). Management estimates that this fiscal credit related to value added tax payments will be recovered during the ordinary course of the future operations of these subsidiaries.

(e)  Petróleos del Perú S.A. - Petroperú S.A. -

These balances are comprised of additional investments established in the operating agreement and completed by Consorcio Terminales (a joint venture of the subsidiary GMP S.A.) for the modernization and extension of 9 terminals subject to the agreement. These investments which are presently works in progress will be transferred to Petróleos del Perú S.A. - Petroperú S.A., once a technical audit has been completed and after obtaining the written approval and accreditation of said institution; the value thus determined will be considered for billing. During the fiscal year 2013, the consortium incurred additional investments of US$6.1 million.

(All amounts are expressed in thousands of S/. unless otherwise stated)

This agreement consists in the operation of the oil terminals of Petroleos del Peru to store and distribute the oil to the different customers of this State entity.

The effective period of the agreements with Consorcio Terminales ended on August 1, 2014; in this context, receivables from Petroperú S.A. were fully settled.  The outstanding balance of S/.2.5 million is related to current operations in the Southern terminals which contract was renewed to July 2015.

(f)  Compensation fund -

The balance receivable from the compensation fund corresponds to subsidiary GMP S.A. and relates to the Fund created by the Government to prevent the high volatility of the price of crude oil and its by-products from affecting the end users. In 2014 GMP S.A. received payments of S/.0.3 million (S/.1.7 million in 2013 and S/.9.3 million in 2012) and applications of contributions amounting to S/.1.6 million in 2013 (3.7 million in 2012).

(g)  Others -

Other receivables do not present past due amounts or impairment and the non-current balances are supported by contractual agreements with third-parties.

The fair value of other short - term accounts receivable is similar to their carrying amount due to the fact of short term maturity. The non – current portion is not significant to the financial statements for any period presented.

The maximum exposure to credit risk as of the date of the report is the carrying amount of each class of other accounts receivable mentioned. The Group does not request collaterals as guarantee.

14            INVENTORIES

This account comprises:

	December 31,
	2013	2014

Land	411,822	494,024
Work in progress - real estate	104,908	84,683
Construction materials	92,299	125,665
Materials and supplies	92,909	84,869
Finished properties	71,304	51,767
	773,242	841,008
Impairment of inventories	(10,445)	(7,438)
	762,797	833,570

(All amounts are expressed in thousands of S/. unless otherwise stated)

At December 31, 2013 and 2014, land comprises properties for the development of the followings projects:

	December 31,
	2013	2014

Lurín (a)	90,000	91,000
Comas (b)	57,000	61,000
Miraflores (c)	78,000	78,700
San Isidro (d)	48,000	52,000
Callao (e)	52,400	52,800
San Miguel (f)	-	67,300
Huancayo (g)	-	11,000
Others	86,422	80,224
	411,822	494,024

(a)	Plot of land of 812.8 hectares located in the district of Lurin, province Lima, for industrial development and public housing.

(b)	Plot of land located in the district of Comas, which will be used to develop the project of approximately 8,000 social housing projects called Los Parques de Comas.

(c)
Plot of land located in Av. El Ejército, Urbanizacion. Santa Cruz, Miraflores, development complex consisting of a 5-star hotel, convention, business, cultural, commercial and residential building center.

(d)	Plot of land located at Av. Pezet 583, San Isidro, development consisting of building with 32 apartments each of more than 300 m2 each.

(e)	Plot of land located at Av. Argentina 2430-Callao, for the project of approximately 984 housing in 3 phases called Los Parques del Callao.

(f)	Plot of land located in the district San Miguel of 1.4 hectares to develop a traditional mulit-family building of 1,004 apartments in 4 stages.

(g)	Plot of land located in the province Huancayo of 8.5 hectares, to develop a social housing Project of 900 housing units in 4 stages.

Work in progress - real estate -

As of December 31, 2014, this item mainly includes the 2nd stage of the green area project “Los Parques de San Martin” for S/.35 million that, such as in the 1st stage, comprises 20 multi-family buildings of 5, 10 and 12 stories located in the district San Martin de Porres; the project Rivera Navarrete for S/.22 million comprising 17 offices from 350 mts2 to 680 meters located in the district of San Isidro, the project Villa El Salvador 2 for S/.17 million comprising 280 apartments in 20 buildings, located in the district Villa El Salvador and the green area project “Parques de Piura” for S/.10 million.

As of December 31, 2013, this item mainly consists of project “Parque Central Club Residencial” (S/.17.6  million), comprising 22 multi-family buildings of 12 floors each, located in Cercado de Lima, and the housing project “Los Parques de Carabayllo” (S/.16.6 million) comprising 24 buildings of 4 floors each, located in Carabayllo. The housing project “Los Parques de San Martin” (S/.53.2 million) comprising 20 multi-family buildings of 5, 10 and 12 floors, located in San Martin de Porres; the housing project “Barranco” (S/.9.9 million) comprising a 16-storey building with 40 apartments; and the “Real 8-9” project (S/.21.4 million) where a 16-storey building will be built with 32 offices of 500m2 each.

(All amounts are expressed in thousands of S/. Uless otherwise stated)

During the year, the Company has capitalized financing costs for these construction projects amounting to S/.5.9 million (S/.6 million in 2013 and S/.4.3 million in 2012).

Construction materials -

In 2014, the Group opened new projects and acquired construction materials by S/.10.1 million, which mainly relate to the projects: Km 117 Montaje Electrico Concentradora by S/.2.9 million, the Chancadora Primavera project for S/.2.3 million, PAD project Phase 111 – Cero Verde for S/.1.5 million and other minor projects for S/.3.3 million. The balance at December 31, 2014 shows an increase compared to 2013 which mainly corresponds to the EPC projects “Immaculate Mining Plant” which increased S/.23 million and Consorcio Vial Quinua project which increase for S/.10.05 million. However, the Consorcio Rio Mantaro project decreased from 2013 for S/.10 million.

At December 31, 2014, projects in the closing process include Consorcio Tren Eléctrico Lima, Estación de Gas y Acometida Fénix – Calidda, Edificio Real 8 & 9, Oficina Rivera Navarrete, Consorcio Tormocho and other smaller projects.

The movement of the provision for impairment of inventories is as follows:

	2013	2014

Initial balance	10,981	10,445
Additions	2,239	62
Write off	(2,775)	(3,069)
Final balance	10,445	7,438

At December 31, 2014 borrowings are guaranteed with land and real state work in progress  of the followings projects: “Parque Central”, “Barranco”, “Parque de San Martín”, “Pezet” and “Parque del Agustino II”. The amount guaranteed amounts to S/.203.47 million (S/.509.57 million in 2013).

15            INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

This account comprises:

	December 31,
	2013	2014

Associates	28,209	82,494
Joint ventures	59,758	147,069
	87,967	229,563

The amounts recognized in the income statement are as follows:

	2012	2013	2014

Associates	114	11,104	29,132
Joint ventures	490	22,458	24,313
	604	33,562	53,445

a)	Investment in associates

Set out below are the associates of the Group as at December 31, 2013 and 2014. The associates listed below have share capital solely consisting of common shares, which are held directly by the Group. None of the associates are listed companies; therefore there is no quoted market price available for their shares.

(All amounts are expressed in thousands of S/. unless otherwise stated)
				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2013	2014	2013	2014
		%	%

Asociación en Participación
Panorama Plaza de Negocios	Common	-	35.00	-	38,932
Promoción Inmobiliaria del Sur S.A.	Common	23.86	23.86	16,298	23,930
Concesionaria Chavimochic S.A.C.	Common	-	26.50	-	13,336
JV Panama	Common	15.00	15.00	2,755	2,755
Betchel Vial y Vives Servicios
Complementarios Ltda.	Common	-	40.00	-	2,345
Ingenieria y Construccion
Vial y Vives OGP-1 Ltda.	Common	40.00	40.00	8,450	286
Sierra Morena S.A.	Common	33.33	33.33	305	272
Others				401	638
				28,209	82,494

The most significant investments are described as follows:

i)  Asociación en Participación Panorama Plaza de Negocios –

An entity which owns a land property in the District of Santiago de Surco, on which a real estate Project is being developing which comprises a commercial area and two buildings.

ii)  Promoción Inmobiliaria del Sur S.A -

An entity with major asset in the form of land of 24,957,300 m2 located in Lurin, which will be used for real estate developments. Based on recent appraisals of the property, Management believes that the commercial value of this property is higher that its carrying amount.

iii)  Concesionaria Chavimochic S.A.C. -

An entity that was awarded with the implementation of the Chavimochic irrigation Project, including: a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of  works; and c) water supply to the Project users. Construction activities will start in 2015; the concession effective period is 25 years and the total entire investment amounts US$647 million.

iv)  JV Panama -

A limited company incorporated under the laws of Barbados, which provides engineering services to mining companies in Panama.

v)  Betchel Vial y Vives Servicios Complementarios Limitada –

An entity mainly engaged in providing engineering services, acquisitions, construction services and other related services, including sales and leases of machinery, tools and equipment.

vi)  Ingeniería y Construccion  Vial  y Vives OGP-1 Ltda –

This entity is mainly engaged in the execution of civil construction work, industrial assembly and engineering works at Escondida Mine in Chile; its business purpose is to expand the processing capacity of its client.

(All amounts are expressed in thousands of S/. unless otherwise stated)
The following table shows financial information of the principal associates:

Summarized financial information for associates -

						Asociación en
	Promoción Inmobiliaria		Ingeniería y Construcción			participación Panorama
	del Sur S.A		Vial y Vives OGP-1 Ltda.		Chavimochic S.A.C.	Plaza de Negocios(*)
	At December 31,	At December 31,	At December 31,		At December 31,	At December 31,
	2013	2014	2013	2014	2014	2014

Current
Cash and cash equivalents	937	48,545	572	3,238	5,200	52,748
Other current assets (excluding cash)	146	25,806	156,328	43,380	81,324	216,296
Total current assets	1,083	74,351	156,900	46,618	86,524	269,044

Financial liabilities (excluding trade payables)	187		-	27,229	30,288	2,385
Other current liabilities
(including trade payables)	102	34,351	135,761	18,674	14,834	200,590
Total current liabilities	289	34,351	135,761	45,903	45,122	202,975

Non-current
Assets	156,749	49,365	-	-	8,980	61,945

Financial liabilities	-	-	-	-	-	16,418
Other liabilities	89,237	-	-	-	57	247
Net assets	68,306	89,365	21,139	715	50,325	111,349

								Asociación en
	Promoción Inmobiliaria			Ingeniería y Construcción				participación Panorama
	del Sur S.A			Vial y Vives OGP-1 Ltda			Chavimochic S.A.C	Plaza de Negocios
	At December 31,			At December 31,			At December 31,	At December 31,
	2012	2013	2014	2012	2013	2014	2014	2014

Revenue	20,560	44,552	88,870	6,437	127,528	220,701	67,473	9
Depreciation and amortization	(79)	(69)	(73)	(5,562)	(101,320)	-	(216)	(489)
Interest income	63	52	29	-	-	-	61	10,918
Interest expenses	(2)	(2)	(3)	-	-	-	(126)	(7,420)
Profit or loss from continuing
operations	11,183	43,234	82,080	875	26,208	27,828	175	955
Income tax expense	(2,601)	(13,365)	(24,521)	(175)	(5,398)	(5,694)	(57)	(654)
Post-tax profit from continuing
operations	7,009	29,971	61,402	700	20,810	22,134	118	301
Other comprehensive income	-	-		-	-		-
Total comprehensive income	7,009	29,971	61,402	700	20,810	22,134	118	301

(*) Asociación en Participación Panorama Plaza de Negocios financial statements are presented to November 30, 2014.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The movement of the investments in associates is as follows:

	2012	2013	2014

Opening balance	25,953	24,719	28,209
Acquisition through business
combinations (Note 31)	2,891	346	-
Contributions	-	-	51,244
Equity interest in results	114	11,104	29,132
Dividends received	-	(2,980)	(25,191)
Return of capital	(2,057)	-	-
Sale of investments	-	(6,684)	-
Conversion adjustment	(2,182)	1,704	(900)
Final balance	24,719	28,209	82,494
In 2012, 2013 and 2014 the following significant movements were carried out:

- In March 2014, Constructora Norberto Odebrecht S.A. and Odebrecht Partipacoes e Investimentos S.A. formed Concesionaria Chavimochic S.A.C., in which the Company has a 26.5% interest by means of a capital contribution of S/.13.3 million in March 2014.

- In June 2014, the Company acquired 35% interest in the share capital of Asociación Panorama Plaza de Negocios, through its subsidiary Viva GyM for S/.37.8 million.

- During the course of 2014, the Group received dividends mainly from its associates Promoción Inmobiliaria del Sur S.A., Ingeniería y Construcción Vial y Vives OGP -1 Limitada and from Betchel Vial y Vives Servicios Complementarios Ltda. totaling S/.3.4 million, S/.16.6 million and S/.4.9 million, respectively.

- In December 2013, the Group sold its interest in Inmobiliaria San Silvestre S.A. The principal underlying asset of this associate is a plot of land located in San Isidro. The price was determined in function of the fair value of the land which amounted to S/.5.6 million, giving rise a gain of S/.3.2 million which has been recognized in the income statement.

- In December 2013, the Group sold 4,123,783 shares of Inversiones Real Once S.A. The sale price was S/.6.8 million and profit generated from the transaction was S/.2.5 million which has been recognized in the income statement.

- In October 2012, as a result of the acquisition of 74% of shares capital in Ingeniería y Construcción Vial y Vives (Vial y Vives) (Note 31-b), the Group recognized its investments in the associate maintained by Vial y Vives. Such investments mainly consist of investments in Ingeniería y Construccion Bechtel, Vial y Vives Limitada for S/.2.6 million. Additionally, these investments also include Ingeniería y Construcción Bechtel Vial y Vives OGP-1 Ltda.

(All amounts are expressed in thousands of S/. unless otherwise stated)

b) Investment in Joint Ventures

Set out below are the joint ventures of the Group as of December 31, 2013 and 2014.

				Carrying amount
		Interest in capital		At December 31,
Entity	Class	2013	2014	2013	2014
		%	%
Tecgas N.V.	Common	-	51.00	-	75,836
Constructora SK-VyV Ltda.	Common	50.00	50.00	37,542	42,175
Sistemas SEC	Common	49.00	49.00	10,452	10,057
G.S.J.V. SCC	Common	-	50.00	-	8,121
Logistica Químicos del Sur S.A.C.	Common	50.00	50.00	7,287	7,316
Consorcio DSD Echeverria Izquierdo	Common	50.00	50.00	4,284	3,388
Consorcio Vial y Vives Mena y Ovalle Ltda.	Common	50.00	50.00	193	176
				59,758	147,069

i) Tecgas N.V.

This entity provides services of operations and maintenance of oil pipelines and related activities. Currently its activities are focused in the service agreement of operations and maintenance of oil pipelines of the concession of Transportadora de Gas del Perú S.A.A. - TGP (its largest customer). The acquisition of an additional interest in the latter company will enable the Company to extend its services in to order to bring operating and maintaining services to the Southern gas pipeline (“gasoducto del sur”).

ii) Constructora SK - VyV Ltda -

This entity is mainly engaged in the execution of civil construction work and industrial assembly, construction, buildings and carrying out engineering projects, in general, and any other business agreed upon by the partners for the project “Caserones” of the client Minera Lumina Cooper.

iii) Sistemas SEC -

The company’s activities include the renovation and automation of the electrical system and signaling of railways and communications within Santiago - Chillán - Bulnes - Caravans and Conception areas. The contract was awarded to SEC in 2005 for a period of 16 years.

iv) G.S.J.V. SCC -

An entity engaged in designing, acquiring and building the gold-processing plant for Sedgman S.A. its partner in the implementation the Aurora Project of Guyana Goldfields.

v) Logistica de Quimicos del Sur S.A.C. -

The business purpose of Logistica de Quimicos del Sur S.A.C. (LQS) is to provide services of receiving, storing, shipping, and transport of sodium hydrosulfide to Sociedad Minera Cerro Verde S.A.A.

vi) Consorcio DSD Echeverria Izquierdo Limited -

The purpose of this company is exclusively the execution of civil works and electromechanical assemblies for mining project Ministro Hales, which is owned by Codelco. It was made part of the Group through the acquisition of DSD Construcciones y Montajes S.A. (see Note 31-c).

(All amounts are expressed in thousands of S/. unless otherwise stated)

The following table shows financial information of the principal joint ventures:

Summarized financial information for joint ventures -

	Constructora SK-VyV Ltda.		Sistemas SEC		Tecgas N.V.
	At December 31,		At December 31,		At December 31,
	2013	2014	2013	2014	2013	2014
Current
Cash and cash equivalents	871	692	181	68	-	35,009
Other current assets (excluding cash)	153,019	91,606	22,248	18,329	-	53,370
Total current assets	153,890	92,298	22,429	18,397	-	88,379

Financial liabilities (excluding trade payables)	-	68	1,935	42	-	-
Other current liabilities
(including trade payables)	78,782	7,921	17,487	8,867	-	81,917
Total current liabilities	78,782	7,989	19,422	8,909	-	81,917

Non-current
Assets	-	103	24,618	16,239	-	201,362

Financial liabilities	-		-		-	-
Other liabilities	-	91	6,296	5,198	-	59,126
Total non-current liabilities	-	91	6,296	5,198	-	59,126
Net assets	75,108	84,321	21,329	20,529	-	148,698

Revenue	593,258	298,156	37,912	362	-	-
Depreciation and amortization	(68)	(426)	(236)	(2,069)	-	-
Interest income	-	83	-	1,409	-	-
Interest expenses	-	-	(582)	(1,065)	-	-
Profit or loss from continuing operations	63,266	46,916	2,835	2,474	-	-
Income tax expense	(12,164)	(8,964)	(684)	(1,305)	-	-
Post-tax profit from continuing operations	51,102	37,952	2,151	(1,169)	-	-
Other comprehensive income	-	-	-	-	-	-
Total comprehensive income	51,102	37,952	2,151	(1,169)	-	-

(All amounts are expressed in thousands of S/. unless otherwise stated)

The movement of the investments in joint ventures is as follows:

	2012	2013	2014

Opening balance	-	12,727	59,758
Acquisition through business
combination (v) (Note 31)	12,237	2,262	-
Contributions	-	-	78,615
Debt capitalization	-	7,989	-
Equity interests in results	490	22,458	24,313
Dividends received	-	(1,708)	(11,527)
Adjustment SEC (iv)	-	9,379	-
Adjustment LQS (iv)	-	7,408	-
Conversion adjustment	-	(757)	(4,090)
Final balance	12,727	59,758	147,069

In 2014, 2013 and 2012 the following significant movements were carried out:

i) In December 2014, the Company acquired 51% of the share capital of Tecgas N.C. (current strategic partner of Transportadora de Gas del Perú), which holds 100% the share capital of Compañía Operadora de Gas del Amazonas (hereinafter COGA) for a total of S/.75.8 million. This investment includes goodwill resulting from the purchase amounting to S/.37 million.

ii) In July 2014, the Company acquired 50% interest in the share capital of G.S.J.V. SCC, through a subsidiary of GyM S.A. for S/.2.78 million.

iii) The Group received dividends in 2014 from Constructora SK – VyV Ltda., for S/.11.5 million.

iv) In 2013, the Company reassessed the nature of the rights attributed to its partners based on the provisions of IFRS 10 and concluded that the parties have joint control instead of being subsidiaries; therefore, Logística de Químicos del Sur S.A.C. (LQS) and Sistemas SEC SA (hereinafter SEC) were de-consolidated from the Group and recorded under the equity method of accounting. The effect of this reassessment on total assets and total shareholders’ equity is not significant to the financial statements for any of the periods presented.

v) In October 2012, as a result of the acquisition of 74% of shares capital in Ingeniería y Construcción Vial y Vives (Vial y Vives), the Group recognized its investments in joint ventures maintained by Vial y Vives which corresponds to mainly Constructora SK-VyV Ltda. for S/.12.2 million. Additionally, these investments also include Consorcios Vial y Vives and Mena y Ovalle Ltda.

(All amounts are expressed in thousands of S/. unless otherwise stated)
16            PROPERTY, PLANT AND EQUIPMENT

The movement in property, plant and equipment accounts and its corresponding accumulated depreciation for the year ended December 31, 2014, 2013 and 2012 is as follows:

		Own occupied			Furniture and	Other	Replacement	In-transit	Assets under
	Land	buildings	Machinery	Vehicles	fixtures	equipment	units	units	construction	Total

At January 1, 2012
Cost	17,674	86,265	629,163	222,227	28,501	91,542	9,071	6,922	65,712	1,157,077
Accumulated depreciation	-	(15,624)	(288,659)	(89,600)	(16,530)	(59,751)	-	-	-	(470,164)
Net cost	17,674	70,641	340,504	132,627	11,971	31,791)	9,071	6,922	65,712	686,913

Net initial cost	17,674	70,641	340,504	132,627	11,971	31,791	9,071	6,922	65,712	686,913
Additions	3,713	17,955	136,853	82,363	7,161	29,962	784	28,033	97,393	404,217
Acquisition of subsidiary - Vial y Vives	5,128	-	32,055	75	1,547	379	-	-	-	39,184
Acquisition of subsidiary - Stracon GyM	-	-	24,504	47,233	31	-	-	-	-	71,768
Reclassifications	-	(608)	(21,555)	20,459	(216)	22,045	1,218	(15,609)	(5,734)	-
Transfers to intangibles (Note 17)	-	-	-	-	-	-	-	-	(59,755)	(59,755)
Deduction for sale of assets	-	(5,790)	(45,868)	(16,284)	(633)	(6,281)	(63)	-	-	(74,919)
Adjustments and/or reclassifications for
cost – asset disposal	-	1,791	(3,216)	1,994	1,675	(1,729)	(806)	(23)	683	369
Depreciation charge	-	(6,664)	(81,798)	(53,306)	(8,738)	(21,642)	(47)	-	-	(172,195)
Depreciation for sales deductions	-	1,198	34,234	10,987	537	5,704	-	-	-	52,660
Adjustments and/or reclassifications for
asset depreciation	-	-	1,821	(1,185)	5,248	644	5	-	-	6,533
Depreciation for transfers	-	362	22,427	(2,565)	236	(20,449)	(11)	-	-	-
Foreign currency translation effect	-	-	-	-	-	-	-	-	(1,244)	(1,244)
Net final cost	26,515	78,885	439,961	222,398)	18,819	40,424	10,151	19,323	97,055	953,531

At December 31, 2012
Cost	26,515	99,613	751,936	358,067	38,066	135,918	10,204	19,323	97,055	1,536,697
Accumulated depreciation	-	(20,728)	(311,975)	(135,669)	(19,247)	(95,494)	(53)	-	-	(583,166)
Net cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531

(All amounts are expressed in thousands of S/. unless otherwise stated)

		Own occupied			Furniture and	Other	Replacement	In-transit	Assets under
	Land	buildings	Machinery	Vehicles	fixtures	equipment	units	units	construction	Total

At January 1, 2013
Cost	26,515	99,613	751,936	358,067	38,066	135,918	10,204	19,323	97,055	1,536,697
Accumulated depreciation	-	(20,728)	(311,975)	(135,669)	(19,247)	(95,494)	(53)	-	-	(583,166)
Net cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531

Net initial cost	26,515	78,885	439,961	222,398	18,819	40,424	10,151	19,323	97,055	953,531
Additions		6,713	63,155	31,445	3,419	22,061	3,537	19,585	91,450	241,365
Acquisition of subsidiary – DSD (Note 31)	2,965	624	44,493	2,973	94	1,773	-	-	-	52,922
Desconsolidation SEC y LQS	-	(1,555)	(5,187)	(119)	(382)	(158)	-	-	(19,108)	(26,509)
Reclassifications	147	10,184	35,627	6,193	1,108	(4,417)	(2,494)	(15,823)	(30,525)	-
Transfers to intangibles (Note 17)	-	-	(948)	-	-	-	-	-	(38,656)	(39,604)
Deduction for sale of assets	-	(2,467)	(20,432)	(19,213)	(2,579)	(2,676)	-	-	-	(47,367)
Transfer to held for sale assets	-	-	(5,706)	(15,767)	-	-	-	-	-	(21,473)
Adjustments and/or reclassifications for
cost – assets disposal	-	(2,641)	(5,752)	(1,592)	(2,074)	(3,004)	(601)	(1,256)	(2,173)	(19,093)
Depreciation charge	-	(7,387)	(84,454)	(59,126)	(9,247)	(19,235)	(38)	-	-	(179,487)
Depreciation for transfers	-	(144)	(2,623)	1,746	(12)	1,010	23	-	-	-
Depreciation for sales deductions	-	1,587	14,984	11,961	2,432	1,276	-	-	-	32,240
Adjustments and/or reclassification for
cost – asset depreciation	-	542	3,787	295	2,168	2,138	-	-	-	8,930
Foreign currency translations effect	(285)	(15)	(2,102)	(111)	23	(59)	-	-	-	(2,549)
Net final cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906

At December 31, 2013
Cost	29,342	110,456	855,084	361,876	37,675	149,438	10,646	21,829	98,043	1,674,389
Accumulated depreciation	-	(26,130)	(380,281)	(180,793)	(23,906)	(110,305)	(68)	-	-	(721,483)
Net cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906

(All amounts are expressed in thousands of S/. unless otherwise stated)

		Own occupied			Furniture and	Other	Replacement	In-transit	Assets under
	Land	buildings	Machinery	Vehicles	fixtures	equipment	units	units	construction	Total

At January 1, 2014
Cost	29,342	110,456	855,084	361,876	37,675	149,438	10,646	21,829	98,043	1,674,389
Accumulated depreciation	-	(26,130)	(380,281)	(180,793)	(23,906)	(110,305)	(68)	-	-	(721,483)
Net cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906

Net initial cost	29,342	84,326	474,803	181,083	13,769	39,133	10,578	21,829	98,043	952,906
Additions	17	19,349	133,230	87,958	8,434	40,125	98	19,982	119,773	428,966
Acquisition of subsidiary - Morelco (Note 31 a)	794	1,370	61,212	1,844	332	1,829	-	-	3,375	70,756
Acquisition of subsidiary - Coasin (Note 31 b)	-	-	-	-	-	711	-	-	-	711
Reclassifications		67,454	24,523	(3,048)	468	(3,316)	(2,043)	(31,415)	(52,623)	-
Transfers to intangibles (Note 17)	-	-	-			-	-	-	(66,604)	(66,604)
Deduction for sale of assets	-	(3,066)	(61,508)	(52,364)	(2,514)	(3,087)	(851)	(830)	-	(124,220)
Adjustments and/or reclassification for
cost – assets disposal	-	(2,327)	(10,404)	(1,402)	(585)	(8,319)	(605)	-	801	(22,841)
Depreciation charge	-	(11,996)	(89,462)	(52,697)	(6,896)	(22,100)	(7)	-	-	(183,158)
Depreciation for transfers	-	(2,222)	375	(3,036)	958	3,925		-	-	-
Depreciation for sale deductions	-	2,959	45,001	33,458	2,214	2,394	71	-	-	86,097
Adjustments and/or reclassification for
cost – asset depreciation	-	1,910	8,339	1,253	351	5,753	-	-	-	17,606
Foreign currency translations effect	(677)	(285)	(8,424)	(787)	(585)	(335)	-	(389)	(86)	(11,568)
Net final cost	29,476	157,472	577,685	192,262	15,946	56,173	7,241	9,177	102,679	1,148,651

At December 31, 2014
Cost	29,476	192,951	993,713	394,077	43,225	177,046	7,245	9,177	102,679	1,949,589
Accumulated depreciation	-	(35,479)	(416,028)	(201,815)	(27,279)	(120,333)	(4)	-	-	(800,938)
Net cost	29,476	157,472	577,685	192,262	15,946	56,713	7,241	9,177	102,679	1,148,651

(All amounts are expressed in thousands of S/. unless otherwise stated)

In 2014 and 2013, additions to cost correspond to the acquisition of fixed assets under finance leases and by direct acquisition.

The balance of assets under construction at December 31, 2014, relate mainly to investments made by the subsidiary GMP SA for S/.47.4 million (S/.37.6 million at December 31, 2013) for  the activities of oil drilling in order to increase exploitation of oil and gas (25 wells in 2014 and 16 wells in the 2013).

Additionally, the balance includes the construction work of the offices in the new administrative headquarters of the Company in Petit Thouars avenue, amounting to S/.28.9 million (S/.26.8 million in 2013 and S/.25.3 million by remodeling the administrative headquarters in Surquillo in 2013) and the subsidiary GyM S.A. maintains a balance of S/.12 million relating to the construction of a corrective preventive maintenance at the Constancia mine.

In 2014 the sale of fixed assets amounted to S/.43.1 million (S/.20.4 million and S/.22.2 million in 2013 and 2012, respectively), resulting in a profit of S/.4.9 million (a profit of S/.0.7 million and S/.1.2 million in 2013 and 2012, respectively), which is shown in the income statement under “other income and expenses”.

The amount of S/.21.5 million transferred to held-for-sale assets in 2013 consisted of certain machinery and furniture owned by the Chilean subsidiary of GyM S.A., for the execution of a project in Chile. Management approved their sale. Most of these assets could not be sold in 2014 due to unfavorable market conditions. As a consequence, Management performed an assessment of their fair value which resulted in the recognition of an impairment loss of S/.11.96 million (S/.10.34 million which is included in  “other income and expenses” and S/.1.6 million of translation adjustment included in other  comprenhensive income. Management expects to recoup this amount through the sale of the assets in 2015.

Depreciation of fixed assets and investment properties for the year is broken down in the income statement as follows:

	2012	2013	2014

Cost of services and goods	159,526	166,098	168,633
Administrative expenses	11,980	13,389	14,525
Capitalization to inventories	689	-	-
Total depreciation related to property, plant and equipment	172,195	179,487	183,158

(+) Depreciation related to investment property	1,512	1,992	2,151
(-) Capitalization to inventories	(689)	-	-
Total depreciation charged to expenses	173,018	181,479	185,309

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance lease agreements is broken down as follows:

	December 31,
	2013	2014

Cost	480,099	643,498
Accumulated depreciation	(201,999)	(264,343)
Net cost	278,100	379,155

Property, plant and equipment amounting to S/.95.6 million (S/.240.5 million in 2013) have been pledged granted as guarantee of certain borrowings.

(All amounts are expressed in thousands of S/. unless otherwise stated)

17            INTANGIBLE ASSETS

The movement of intangible assets and that of their corresponding accumulated amortization, as of December 31, 2014, 2013 and 2012, is as follows:

	Goodwill	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Develop ment costs	Land use right	Other assets	Totals
At January 1, 2012
Cost	46,904	-	390,039	17,518	26,771	114,327	3,623	13,288	21,376	633,846
Accumulated amortization and impairment	(21,995)	-	(207,649)	(4,907)	(12,240)	(65,548)	(3,623)	-	(87)	316,049)
Net cost	24,909	-	182,390	12,611	14,531	48,779		13,288	21,289	(317,797)
Net initial cost	24,909		182,390	12,611	14,531	48,779	-	13,288	21,289	317,797
Additions	-	-	28,406	-	3,998	4,897	-	-	1,956	39,257
Acquisition of subsidiary - Vial y Vives (Note 31)	28,944	75,845	-	23,024	-	-	-	-	-	127,813
Acquisition of subsidiary - Stracon GyM (Note 31)	13,366	-	-	9,976	-	-	-	-	-	23,342
Deductions	-	-	(263)	-	(20)	-	-	-	(13,962)	(14,245)
Transfers from assets under construction (Note 16)	-	-	-	-	-	59,686	-	-	69	59,755
Disposals - cost	-	-	(537)	-	(7,654)	-	-	-	(38)	(8,229)
Amortization charge	-	(410)	(31,413)	(7,147)	(10,427)	21,828	-	-	(260)	(71,485)
Disposals - amortization	-	-	29	-	6,307	-	-	-	57	6,393
Net final cost	67,219	75,435	178,612	38,464	6,735	91 ,534		13,288	9,111	480,398
At December 31, 2012
Cost	89,214	75,845	417,645	50,518	23,095	178,910	3,623	13,288	9,401	861,539
Accumulated amortization and impairment	(21,995)	(410)	(239,033)	(12,054)	(16,360)	(87,376)	(3,623)	-	(290)	(381 ,141)
Net cost	67,219	75,435	178,612	38,464	6,735	91,534		13,288	9,111	480,398

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Goodwil	Trade- marks	Concession rights	Contractual relations with clients	Internally generated software and development costs	Costs of development of wells	Development costs	Other assets	Other assets	Totals

At January 1, 2013
Cost	89,214	75,845	417,645	50,518	23,095	178,910	3,623)	13,288	9,401	861,539

Accumulated amortization
and impairment	(21,995)	(410)	(239,033)	(12,054)	(16,360)	(87,376)	(3,623)	-	(290)	(381,141)
Net cost	67,219	75,435	178,612	38,464	6,735	91,534	-	13,288	9,111	480,398

Net initial cost	67,219	75,435	178,612	38,464	6,735	91,534	-	13,288	9,111	480,398
Additions	-	-	14,622	-	5,106)	-	-	-	4,976)	24,704
Acquisition of subsidiary - DSD (Note 31)	6,128	-	218	7,373	-	-	-	-	-	13,719
Desconsolidation SEC y LQS	-	-	1,203	-	902	-	-	-	(5)	(2,110)
Transfers from assets under construction (Note 16)	-	-	2,122	-	290	38,621	-	-	1,429	39,604
Disposals - cost	-	(33)	(1,965)	(100)	(42)	(317)	-	-	(1,307)	(3,764)
Amortization charge	-	(2,458)	(18,816)	(16,202)	(7,084)	(31,236)	-	-	(2,591)	(78,387)
Disposals - amortization	-	-	(323)	-	(6)	-	--		(322)	(7)
Foreign currency translations effect	-	-	(6,728)	-	-	-	-	-	-	(6,728)
Net final cost	73,347	72,944	179,995	29,535	4,097	98,602	-	13,288	9,077	480,885
At December 31, 2013
Cost	95,342	75,812	438,167	57,791	27,547	217,214	3,623	13,288	11,636	940,420
Accumulated amortization and impairment	(21,995)	(2,868)	(258,172)	(28,256)	(23,450)	(118,612)	(3,623)	-	(2,559)	(459,535)
Net cost	73,347	72,944	179,995	29,535	4,097	98,602	-	13,288	9,077	480,885

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Goodwill	Trade- marks	Concession rights	Contractu relations with clien	Internally generated software and development costs	Costs of development of wells	Development costs	Land use right	Other assets	Totals
At January 1,2014
Cost	95,342	75,812	438,167	57,791	27,547	217,214	3,623	13,288	11,636	940,420
Accumulated amortization
and impairment	(21,995)	(2,868)	(58,172)	(28,256)	(23,450)	(118,612)	(3,623)	-	(2,559)	(459,535)
Net cost	73,347	72,944	179,995	29,535	4,097	98,602		13,288	9,077	480,885

Net initial cost	73,347	72,944	179,995	29,535	4,097	98,602	-	13,288	9,077	480,885
Additions	-	-	135,502	-	2,804	-	-	-	5,238	143,544
Acquisition of subsidiary – Morelco (Note 31 a)	105,764	33,326	847	30,318	-	-	-	-	-	170,255
Acquisition of subsidiary – Coasin (Note 31 b)	5,743	-	6	-	1,371	-	-	-	-	7,120
Transfers from assets under construction (Note 16)	-	-	1,845	-	1,677	64,759	-	-	(1,677)	66,604
Reclassifications	-	-	920	-	180	(251)	-	-	(849)	-
Disposals - cost	-	-	(16,016)	-	(29)	-	-	-	(91)	(16,136)
Amortization charge	-	-	(26,823)	(14,987)	(3,013)	(31,780)	-	-	(778)	(77,381)
Disposals - amortization	-	-	15,491		1	-	-	-	-	(15,492)
Amortization reversal (Vial y Vives)	-	2,651	-	-	-	-	-	-	-	(2,651)
Foreign currency translations effect	(2,597)	(6,370)	(88)	(1,876)	(1,319)	-	-	-	-	(12,250)
Net final cost	182,257	102,551	291,679	42,990	5,769	131,330		13,288	10,920	780,784

At December 31, 2014
Cost	204,252	102,768	561,183	86,233	32,231	281,722	3,623	13,288	14,257	1,299,557
Accumulated amortization
and impairment	(21,995)	(217)	(269,504)	(43,243)	(26,462)	(150,392)	(3,623)	-	(3,337)	(518,773)
Net cost	182,257	102,551	291,679	42,990	5,769	131,330	-	13,288	10,920	780,784

(All amounts are expressed in thousands of S/. unless otherwise stated)

a)	Goodwill -

Management reviews the results of its businesses based on the type of economic activity carried out. Economic activities which have given rise to goodwill in the Group are construction, electro-mechanical, engineering services and the sale of IT equipment and services and Telecommunications services.

Goodwill fromcash-generating units is allocated to the following segments:

	December 31,
	2013	2014
Construction - Engineering (Note 31 a, c y d)	35,072	138,239
Construction - Mining services (Note 31-e)	13,366	13,366
Construction - Electromechanical	20,737	20,737
Information technology services	4,172	4,172
Telecommunications services (Note 31-b)	-	5,743
	73,347	182,257

Goodwill from information technology services arose from the previous acquisition in prior years of subsidiary Gestión de Servicios Digitales S.A.

Goodwill from the electromechanical engineering business corresponds to the previous acquisition in prior years of subsidiary GMA S.A., which was later merged with subsidiary GyM S.A.

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on its value in use. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU. As a result of these assessments no provisions for impairment were required.

The main criteria used by the Group to determine the value in use are as follows:

	Mining
	construction	Engineering	Electro-	IT equipment	Telecommunication
	services	construction	mechanical	and services	services

2013 -
Gross margin	17.00%	12.99%	10.80%	31.89%	-
Growth rate	3.00%	3.00%	3.00%	3.00%	-
Discount rate	12.00%	9.80%	9.80%	22.40%	-

2014 -
Gross margin	12.60%	10.70%	8.73%	41.16%	11.10%
Growth rate	2.00%	3.00%	2.00%	0.00%	5.00%
Discount rate	13.00%	8.36%	13.00%	13.00%	10.76%

These assumptions have been used for the analysis of each cash-generating unit (CGU) included in the operating segments for a period of 5 years and considering a recoverable residual value with no growth.

Management determines the budgeted gross margins based on past results and market development expectations. Average growth rates are consistent with those prevailing in the industry. Discount rates used are pre-tax and reflect the specific risk related to the assessed CGUs.

(All amounts are expressed in thousands of S/. unless otherwise stated)

b)	Trademarks -

The Group acquired trademarks in business combination processes of  Vial y Vives S.A.C. (S/.75.4 million) in October 2012 and  of Morelco  (S/.33.32 million) in December 2014. The total carrying amount of these assets amount to S/.102.5 million at December 31, 2014 (S/.72.9 million in  2013). In 2014, the Group determined that trademarks arising from business combinations have an indefinite life; accordingly these assets are tested for impairment annually as explained in a) above. In this regard, the amortization previously recorded in 2013 and 2012 amounted to S/.2.5 million has been reverse against profit and loss in 2014.

As a result of these assessments, no provision for impairment was considered necessary to be made.

Major assumptions used by the Group to determine the value in use are as follows:

2014 -	Engineering construction
Gross margin	10.70%
Growth rate	3.00%
Discount rate	8.36%

c)	Concessions -

This intangible asset  includes the value attributable to the concession for the Ancón-Huacho-Pativilca road section of the Panamericana Norte highway. Intangibles arising from this concession as of December 31, 2014 mainly comprise the EPC contract for S/.101.39 million; highway improvement for S/.21.5 million; and initial capitalized expenses for S/. 12.2 million (S/.109.2 million, S/.20.2 million and S/.12.2 million respectively in 2013. Under those contracts the Concessionaire has to construct, improve and rehabilitate the road infrastructure over the effective period of the concession.

During 2014, the following transactions took place: i) subsidiary GMP S.A. acquired the right of subscription in Terminales del Perú for the operation of the northern freight platforms for a period of 20 years for an amount of S/.12.2 million and the acquisition of the rights to subscription in the renewal of the operational agreement of the Consorcio Terminales del Sur (1 year) for S/.1.2 million; ii) Subsidiary Norvial S.A. invested S/.82.70 million in the construction of the second tranche of the highway  “Ancón - Huacho - Pativilca”; iii) Subsidiary GMD S.A. invested an amount of S/.15.2 million that comprises projects of technology for the Oficina de Normalización Previsional for S/. 9.5 million, in the project of Superintendencia Nacional de Registros Públicos (SUNARP) for S/.1.2 million, in the project of ISO Infraestructura for  S/.1.1 million en el proyecto de ISO Infraestructura and  S/.3.4 million in licenses and other tools; investments of the concession Vía expresa Sur for S/.15.85 related to the extension of vía expresa Sur in conection with San Juan de Miraflores district, which accounts for 53% of the non-guaranteed revenue by the concessionaire (bifurcated model) and othe minor projects for an amount of S/.7.6 million (That correspond to the subsidiaries   GyM S.A., Concar S.A. y Viva GyM S.A.

d)	Costs of development of wells -

Through one of its subsidiaries, the Group operates and extracts oil from two fields (Block I and Block V) located in the province of Talara in northern Peru. Both oil fields are operated under long-term service agreements by which the Group provides hydrocarbon extraction services to Perupetro, the government-run oil company. Hydrocarbons extracted from each field belong to Perupetro, which in turn pays the Group a variable fee per barrel of lifted hydrocarbons, which is based on a basket of international crude prices and the level of production. The fee is paid on a monthly basis. The Group’s activities are focused on development and production of proved reserves and are conducted in mature oil fields, which have been producing oil for over 100 years (in the case of Block I) and over 50 years (in the case of Block V).  Such service contracts do not qualify as public service concessions, as defined by IFRIC 12. The extraction services that the Group provides and the infrastructure that it maintains are not a service that is provided to the public. Such infrastructure is not designed for public use and the services provided are exclusively for Perupetro.

(All amounts are expressed in thousands of S/. unless otherwise stated)

As part of the Group’s obligations under the service contracts, it is required to invest in certain costs to prepare the wells located in Block I and Block V for providing oil and hydrocarbon exploitations services, which are capitalized as part of the intangible asset with a carrying amount on December 31, 2014 of S/.128.2 million and S/.5 million, respectively (S/.91.8 million and S/.6.9 million at December 31, 2013, respectively). These blocks are amortized along the concession terms, which set maturity in 2021 for Block I and in 2023 for Block V.

Amortization of intangible assets -

The amortization of intangibles is distributed in the income statement as follows:

	2012	2013	2014

Cost of sales (Note 25)	60,517	67,254	68,089
Administrative expenses (Note 25)	10,968	11,133	6,641
	71,485	78,387	74,730

On December 10, 2014, the subsidiary GMP S.A. was awarded by the Peruvian Government the right to exploit for 30 years Oil Blocks III and IV (owned by the estate company Perupetro) located within the Talara basin, in the city of Piura, in the northern region of Peru.

GMP’s winning technical-economic bid engages it to drill 230 development wells in Block III and 330 development wells in Block IV for 10 years. The total expected investments in both wells amount to US$560 million. Operations are expected to start in April 2015 in both Blocks, with a production of 1,700bpd while the drilling obligation is engaged to become effective one year after the beginning of operations.

18	BORROWINGS

This item comprises:

	Total		Current		Non- current
	As of December 31,		As of December 31,		As of December 31,
	2013	2014	2013	2014	2013	2014

Bank loans	514,228	1,419,428	381,005	1,300,636	133,223	118,792
Finance leases	281,594	332,151	105,114	124,819	176,480	207,332
Total debt	795,822	1,751,579	486,119	1,425,455	309,703	326,124

a)      Bank loans -

At December 31, 2014 and 2013 this item comprises bank borrowings contracted in local and foreign currency intended for working capital. These obligations are subject to fixed interest rates ranging between 1% and 9% in 2014 and between 2% and 9% in 2013.

At December 2014, subsidiary GyM S.A. received loans for a total amount of S/.434 million from  BBVA Continental, Scotiabank and Banco Santander; those borrowings mature  between January and March 2015 and bear interest at an annual rate that range between 1% and 5.90%.

In June 2014, the subsidiary GyM Ferrovías signed a short term loan with BBVA Continental of S/.200 million at an interest rate of 5.75%, due on December 2014.  In December 2014, the short term loan with BBVA Continental was refinanced through a short term loan provided by BCP, due in February 2015. In August 2014, another short term loan with Banco de Crédito del Perú-BCP of S/.200 million at an interest rate of 5.90%, due on January 2015.  Both loans will be cancelled with an international bond issuance under the Regulation S, to be placed in February 2015.  This issuance will consist of 25-year corporate bonds, at inflation adjusted (VAC) interest rate, to be place mainly to insurance companies and pension funds.

(All amounts are expressed in thousands of S/. unless otherwise stated)

In January 2014, subsidiary Norvial S.A. signed a short-term loan agreement with  Banco de Crédito del Perú (BCP) for a total S/.120 million and US$12 million. On the same date, under such credit facility, S/.50 million was disbursed at an annual effective rate of 6.32% and during 2014 a total of S/.85 million have been disbursed. This loan will be settled with the issuance of bonds to be placed in the Peruvian capital market to finance the construction of the second phase of “Ancón - Huacho Pativilca” highway.

During 2014, Viva GyM S.A. maintained bank borrowings and promissory notes equivalent to S/.140.4 million (S/.109.3 million in December 2013) with local financial institutions at interest rates ranging between 3% and 8%. Proceeds were used to purchase land properties (Note 14) and working capital.

During 2014, CAM Chile S.A., a subsidiary of  CAM Holding Sp.A., maintained bank borrowings and promissory notes equivalent to S/.45.6 million, with local financial institutions at interest rates ranging between 4.02% and 7.92%, with maturity between January and October 2015, and in May 2018. The proceeds were used for working capital.

During 2014, GMD S.A. maintained promissory notes equivalent to S/.13.6 million with local financial institutions at interest rates ranging between 4.9% and 5.76%, with maturity in March 2015; the proceeds were used for working capital.

In April 2005, subsidiary Norvial S.A. signed two “Loan Agreements”; one with IFC and one with IDB; these multilateral financing organizations granted funding for the engineering, construction and acceptance of works relating to the first phase of the Concession Agreement totaling US$36 million (S/.123.5 million) with maturity in January 2014.

Between November and December 2013, subsidiary Concar S.A. contracted local currency bank borrowings for S/.51.2 million at December 31, 2013 to be used as working capital. These loans earn fixed interest rates ranging between 5.6% and 6%. These borrowings expired and were cancelled in June 2014 and have no specific guarantees.

In December 2013, the subsidiary GMI S.A. signed bank borrowings with local financial institutions, totaling S/.3.2 million and US$4.7 million (equivalent to S/.13.2 million), bearing fixed interest rates ranging between 5.45% and 7.5%.  Acquired loans were used for working capital and they do not have collaterals. These loans borrowings expired and were cancelled in March 2014.

In September 2013, subsidiary GMP S.A. obtained a loan from Banco Continental of $8 million (equivalent to S/.21 million); the proceeds were used for working capital. This loan bears an annual interest of 4.34% and is secured by future cash flows of Block I Project (Note 17-d).

Additionally, the subsidiary GMP maintains a loan with Citibank N.A. as per the loan agreement signed on September 19, 2008 (amended on August 29, 2012), which was applied to the financing of the construction, equipment and operating the new Gas Pariñas Plant of the subsidiary. The major amendments to the original agreement include: an increase in the financed amount to US$28 million (S/.72 million), an extension of the repayment period and a reduction of accrued interest. The guarantees given to secure this obligation are: a mortgage on the land on which the Gas Pariñas Plant has been constructed; a pledge on the equipment and assignment of the cash flows to be obtained from sales to customers (Repsol, Llama Gas, Zeta Gas and Herco). Said loan reaches maturity in August 2020, as per the new conditions agreed upon. This debt bears interest at Libor (3m) + 1.75%, if the exchange rate, at the installment payment date, remains within the range from S/.2.60 to S/.2.75 per US$1 or (ii) 1.95%, if the stated range is not maintained. In order to reduce the exposure to Libor variation, the Company signed an interest rate swap with Citibank N.A., which establishes a fixed rate of 4.80% or 5.05%, based on each of the above cases.  At December 31, 2014 the balance of this borrowing is S/.60.4 million (S/.66.4 million at December 31, 2013).

(All amounts are expressed in thousands of S/. unless otherwise stated)

At December 31, 2014 and 2013, the Company has renewable lines of credit totaling S/.2,459 million (S/.2,626 million 2013).

b)      Finance lease obligations -

The minimum payments to be made by maturity and present value of the finance lease obligations are as follows:

	December 31,
	2013	2014

Up to 1 year	115,698	138,988
From 1 to 5 years	193,233	225,844
	308,931	364,832
Future financial charges on finance leases	(27,337)	(32,681)
Present value of the obligations for finance lease contracts	281,594	332,151

The present value of finance lease obligations is as follows:

	December 31,
	2013	2014

Up to 1 year	115,114	124,819
From 1 to 5 years	166,480	207,332
	281,594	332,151

c)      Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amount current and
	non-current portion		Fair value
	As of December 31,		As of December 3,
	2013	2014	2013	2014

Loans from multilateral organizations	42,599	-	44,384	-
Other loans	753,223	1,751,579	642,842	1,705,843
	795,822	1,751,579	687,226	1,705,843
\
Fair values are determined based on discounted cash flows using borrowing rates of 4.4% and 8.0% (4.1% and 8.1% in 2013) information that corresponds to level 2 of the fair value hierarchy.

19	TRADE ACCOUNTS PAYABLE

	December 31,
	2013	2014

Invoices payable	993,050	1,182,607
Notes payable	504	21
Total	993,554	1,182,628

Non-current
Invoices payable	(2,157)	(3,779)
Total current	991,397	1,178,849

(All amounts are expressed in thousands of S/. unless otherwise stated)
This item comprises:

20	OTHER ACCOUNTS PAYABLE

This item comprises:

	December 31,
	2013	2014

Advances received from customers	701,813	684,256
Salaries and profit sharing payable	156,455	220,212
Put option liability - acquisition of Morelco (*)	-	113,829
Account payable - acquisition of Morelco (Note 31-a)	-	45,684
Other taxes payable	63,802	71,876
Loans from third-parties	29,771	56,025
IVA payable	28,787	45,043
Deposits in guarantee	17,342	14,599
Post-retirement benefits	8,995	9,850
Unbilled services	3,807	6,743
Account payable for the purchase of fixed assets	5,159	6,546
Deferred income	4,356	4,249
Other accounts payables	22,792	23,717
	1,043,079	1,302,629
Less non-current portion:
Put option liability – acquisition of Morelco	-	(113,829)
Account payable - acquisition of Morelco (Note 31-a)	-	(45,684)
Advances received from customers - GyM S.A.	(124,344)	(54,949)
Advances received from customers - Concar S.A.	(51,938)	(30,869)
Advances received from customers - GMD S.A.	-	(19,603)
Advances received from customers – GyM Ferrovías S.A.	-	(4,820)
Advances received from customers – Viva GyM S.A.	(9,723)	(4,679)
Post-retirement benefits - CAM Holding Spa	(18,000)	(16,272)
Others	(1,391)	(4,181)
	(205,396)	(294,886)
Current portion	837,683	1,007,743

(*) The balance of put option liability correspond to the agreement signed by the subsidiary GyM S.A. associated with the purchase of Morelco (Note 31 a).

The amortized cost of the other short – term accounts payable is similar to their carrying amounts due the fact to the short maturity.

Advances received from customers are discounted from billing, in accordance with the terms of the agreements. These advances mainly comprise:

(All amounts are expressed in thousands of S/. unless otherwise stated)

	2013	2014

Projects:
Consorcio Rio Mantaro	162,926	102,780
Proyecto HidroÑuble - Chile	-	84,488
Central Hidroeléctrica Machu Picchu	46,678	46,274
Stracon GyM	45,670	34,871
EPC Planta Minera Inmaculada	60,331	32,330
Consorcio Vial La Quinua	21,078	27,013
Proyecto Kelar - Chile	-	24,940
Advances - Proyecto Navarrete	4,678	24,447
Planta Concentradora Cerro Verde 2 Fase 1	9,800	22,675
Chilectra S.A.	3,819	22,167
Consorcio Construcciones y Montajes – CCM	8,005	21,844
Pad I Fase III - Sociedad Minera Cerro Verde	-	21,318
Panorama Plaza Negocios 2	19,552	16,143
Proyecto Antucoya	-	16,009
Túnel Santa Rosa II	12,016	15,967
Cora Cora	32,168	13,104
CER- Consorcio Menegua	-	11,974
Construcción Planta de Cal.	7,228	11,710
G&M Construcciones y Montajes - Bolivia	-	11,474
6-SK Refineria Esmeraldas-Ecuador	-	11,376
Chancadora Primaria CV2	-	9,806
K117 Montaje Eléctrico - Sociedad Minera Cerro Verde	-	7,989
Nuevo Campus Universitario UTEC	-	7,614
Oficinas Navarrete 2	-	7,381
Neo 10 y Real 8-9	6,535	7,259
Saga Centro Cívico	-	6,685
Shougan Hierro Perú SAA	7,545	5,172
Los Parques San Martín y Piura	9,671	4,397
Parque Central Club Residencial	8,468	2,897
Anticipos - Proyecto Barranco	10,108	2,892
Centro Empresarial Leuro 2do Etapa	13,531	1,954
Advances - Consorcio Peruano de Conservación	4,494	1,756
Consorcio Vial Ipacal	4,012	558
Los Parques de Comas	-	146
Los Parques del Agustino	-	173
GyM Chile SPA	51,387	-
Consorcio Rio Urubamba	8,166	-
Pezet 961	16,323	-
Consorcio GyM Conciviles	6,882	-
Proyecto Especial de Transporte Nacional	39,125	-
Consorcio Tren Eléctrico Lima	28,441	-
Contrato Red Vial 1	14,368	-
Consorcio HV	4,452	-
Edelnor	3,389	-
Other projects	30,967	44,673
	701,813	684,256

21	PROVISIONS

This item comprises:

	December 31,
	2013	2014

Legal claims	12,217	13,056
Contingent liabilities from the acquisition of DSD (Note 31-c)	3,846	3,846
Contingent liabilities from the acquisition of Vial y Vives (Note 31-d)	6,006	1,890
Contingent liabilities from the acquisition of Morelco (Note 31-a)	-	17,533
Contingent liabilities from the acquisition of Coasin (Note 31-b)	-	2,658
Contingent liabilities from CAM acquisition	21,546	12,152
Provision for well closure	4,852	7,210
Provision for maintenance obligations in concession contracts	3,846	-
	52,313	58,345
Less:
Non-current portion	(43,418)	(46,904)
Current portion	8,895	11,441

Legal claims

Legal claims maintained at December 31, 2014 mainly comprise provisions for labor liabilities and tax claims recorded by subsidiaries GyM S.A., GMP S.A. and CAM Chile for S/.5 million, S/.6.8 million and S/.1.7 million, respectively (S/.5 million, S/.4 million and S/.3 million at December 31, 2013, respectively).

Provisions related to GyM S.A. comprise claims from the tax authority which have been accounted for based on management estimates of the amounts the Company would most likely be required to pay for these cases. Regarding tax claims, due to the fact those amounts depend on the tax authority, the Group does not have an estimated timing of when these outflows will take place.

With respect to GMP, legal claims consists of court actions brought against the Company by the Peruvian energy regulator (OSINERGMIN) resulting from the storage of hydrocarbons and the applicable environmental laws and regulations.

With respect to CAM Chile, provisions comprises claims from the tax authority which have been accounted for based on management estimates of the amounts the Company would most likely be required to pay for these cases.

Contingent liabilities DSD

Comprising the fair value of contingent fiscal obligations of S/.3,813 and employees’ contingent obligation of S/.33 of the DSD (Note 31-c).

Contingent liabilities Vial y Vives

As a result of the due diligence process, certain labor contingent liabilities were recorded for the acquisition of 74% of the outstanding shares of Vial y Vives. Each of these contingencies was assigned a probability of occurrence based on management and attorney assessments. Management  had provisioned S/.6 million  in 2013, as it expected such outflows to take place in 2014.  However, during 2014, a total of S/.4.1 million expired, and were therefore offset against the balance of other accounts receivable (assets subject to indemnities, Note 31-d)

Contingent liabilities CAM

In 2014 the Company recognized a reversal of approximately S/.9.4 million (S/.13.6 million in 2013 and S/.68 million in 2012) in provisions that were accounted for in the acquisition of CAM Chile and affiliates in 2011 that related to labor and tax contingencies which related liabilities expired during the year.

Contingent liabilities COASIN

In 2014, the Group’s subsidiary CAM Chile S.A. acquired control of Coasin Instalaciones Ltda. by purchasing 100% of its capital shares. As a result of the acquisition, labor contingencies were recorded for S/.2.5 million and legal contingencies for S/.0.2 million.

Contingent liabilities MORELCO

At the end of December 2014, the Group’s subsidiary, GyM S.A. acquired control of Morelco S.A.S. by purchasing 70.00% of its equity shares.  As a result of the acquisition, tax contingencies were recorded for S/.10.24 million, labor contingencies for S/.5.7 million and legal contingencies for S/.1.59 million.

Provision for maintenance obligations in concession contracts

These provisions relate to Norvial S.A., a subsidiary which has agreed to perform conservation and maintenance activities on the infrastructure during the effective period of the Contract. This contractual obligation to maintain the infrastructure up to a specified service capacity have been recognized and measured in accordance with IAS 37, 'Provisions, contingent assets and liabilities.

These periodic maintenance obligations depend on the use of the infrastructure, so the level of use of the road is the factor that determines the amount of the obligation and this provision is accounted for over the contract length (a 25 year term). At December 31, 2014, the Group used 100% of its provisions made for 2013 (S/.3.8 million at December 31, 2013).

Provision for well closure

In 1994 and 1995 GMP S.A. (“GMP”) contracted with Perupetro to provide hydrocarbon extraction services in Block I and Block V located in northwestern Peru. The contract states that GMP is responsible for the abandonment of the following wells:

(i)	wells drilled by GMP that have not been productive; and
(ii)	old wells that have been productive during the term of the contracts but that have mechanical problems or that no longer have oil reserves.

As per a preliminary estimate, 70 wells of Block I and 15 wells of Block V should be closed.  The closure process for both blocks started in 2013 and is expected to be completed in 2021 and 2023, respectively.  In 2013, one well of each block has been fully closed.  During the course of 2014, 4 wells in Block I and 1 well in Block V have been closed.

At December 31, 2014 the amount discounted from the provision for plug-back costs relating to the remaining 78 wells (83 wells in 2013) amounts to S/.7.2 million (S/.4.85 million in 2013) at a discount rate of 2.17% (2.74% in 2013).

(All amounts are expressed in thousands of S/. unless otherwise stated)

The gross movement of other provisions is broken down as follows:

Other provisions	Legal claims	Contingent liabilities from acquisitions	Provisions for the of for the acquisition CAM	Provision for well closure	Provisions for periodic maintenance	Total
At January 1, 2013	11,380	6,006	35,220	4,897	-	57,503
Additions	2,039	-	-	154	12,868	15,061
Transfer from intangibles					6,728	6,728
Additions from business combinations	-	3,846	-	-	-	3,846
Reversals	(882)	-	(13,674)	-	-	(14,556)
Payments	(320)	-	-	(199)	(15,750)	(16,269)
At December 31, 2013	12,217	9,852	21,546	4,852	3,846	52,313

At January 1, 2014	12,217	9,852	21,546	4,852	3,846	52,313
Additions	1,376	-	-	2,696	2,487	6,559
Additions from business combinations
Morelco (Note 31-a)	-	17,533	-	-	-	17,533
Additions from business combinations
Coasin (Note 31-b)	-	2,658	-	-	-	2,658
Reversals	-	(4,116)	(9,394)	-	-	(13,510)
Payments	(537)	-	-	(338)	(6,333)	(7,208)
At December 31, 2014	13,056	25,927	12,152	7,210	-	58,345

22	EQUITY

a)	Capital -

As of December 30, 2014 and 2013, the authorized, subscribed and paid-in capital, according to the Company’s bylaws, as amended, comprises 660,053,790 common shares at S/.1.00 par value each.

At the General Shareholders’ Meeting held on March 30, 2012, the decision was made to capitalize retained earnings, which increased capital from S/.390,799 to S/.558,284. As a consequence of this transaction the nominal value of shares increased from S/.0.7 to S/.1.00 per share.

Subsequently, a decision made at the General Shareholders’ Meeting on March 26, 2013, as well as agreements adopted at meetings of the Board on May 30, July 23 and August 22 of 2013, mandated the issuance of common stock through a public offering of "American Depositary Shares" (ADS´s) registered in the Securities and Exchange Commission (SEC) and NYSE, increasing the capital sum from S/.558,284 to S/.660,054.

This capital increase was carried out in two tranches as follows:

(i)	The first tranche for the amount of S/.97,674 (representing the issuance of 97,674,420 common shares issued and 19,534,884 ADS’s, therefore, at 5 shares per ADS), and,

(ii)	A second tranche for the amount of S/.4,095 representing the issuance of 4,095,180 common shares and ADS’s 819,036 (issued at 5 shares per ADS rate).

As of December 31, 2014 the Company’s capital structure is as follows:

		Total
Percentage of individual	Number of	percentage of
interest in capital	shareholders	interest

Up to 1.00	1,841	15.23%
From 1.01 to 5.00	10	23.38%
From 5.01 to 10.00	1	5.12%
Over 10	2	56.27%
	1,854	100.00%

(All amounts are expressed in thousands of S/. unless otherwise stated)

As of December 31, 2014 the year-end quoted price of the Company’s shares was S/.7.26 per share, with a trading frequency of 90.48% (quoted price of S/.11.90 per share and a trading frequency of 95.24% at December 31, 2013).

b)	Legal reserve -

In accordance with Peruvian Company Law, the Company’s legal reserve is formed by the transfer of 10% of the annual net profit, up to a maximum of 20% of the paid-in capital. In the absence of profits or freely available reserves, this legal reserve can be applied to offset losses but it has to be replenished with the profits to be obtained in subsequent years. This reserve can also be capitalized but its subsequent replenishment is equally mandatory.

c)	Share premium -

At the General Shareholders’ Meeting held on March 26, 2013, and the subsequent Board of Directors’ meetings held on May 30, July 23 and August 22, 2013, the Board decided to issue common shares through a public offering of American Depositary Shares (ADS) registered with the Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange (NYSE).

In July and August 2013, the Company issued 101,769,600 new common shares, equivalent to 20,353,920 ADS in two tranches (note 22-a).

The excess of the total proceeds obtained by this transaction in comparison with the nominal value of these shares was S/.1,055,488 (net of commissions and other related costs for S/.48,375 and net of tax effects for S/.9,840). This amount was recorded in the premium for issuance of shares in the consolidated statement of changes in shareholders’ equity.

At December 31, 2013 a total of 265,877,310 shares were represented by ADS (equivalent to 53,175,462 ADS).

At December 31, 2014 and 2013, a total of 253,635,480 shares were represented by ADSs (equivalent to 50,727,096 ADSs at 5 shares per one ADS).

In addition, in this account is recognized the difference between nominal and transaction value on additional acquisitions of shares from non-controlling interest. Detail of these transactions in 2012, 2013 and 2014 are disclosed in note 34.

23	DEFERRED INCOME TAX

Deferred income tax is broken down by its estimated reversal period as follows:

	December 31,
	2013	2014

Deferred income tax asset:
Reversal expected in the following 12 months	87,635	116,699
Reversal expected after 12 months	47,886	19,107
Total deferred tax asset	135,521	135,807

Deferred income tax liability:
Reversal expected in the following 12 months	(98,401)	(50,733)
Reversal expected after 12 months	(40,152)	(28,422)
Total deferred tax liability	(138,554)	(79,155)
Deferred income tax (liability) asset, net	(3,033)	56,652

(All amounts are expressed in thousands of S/. unless otherwise stated)

The gross movement of the deferred income tax item is as follows:

	2012	2013	2014

Deferred income tax asset (liability), net as of January 1	19,908	(17,364)	(3,033)
Credit (charge) to income statement (Note 28)	(8,666)	5,704	66,373
Tax charged to other comprehensive income	(1,158)	(8,159)	(1,328)
Tax charged to equity	-	9,840	-
Acquisition of subsidiary (Morelco)	-	-	4,230
Acquisition of subsidiary (Coasin)	-	-	(178)
Acquisition of subsidiary (DSD)	-	(2,499)	-
Acquisition of subsidiary (Stracon GyM)	(6,653)	-	-
Acquisition of subsidiary (Vial y Vives)	(20,458)	-	-
Recovery PPUA charged to account receivable	-	-	(5,938)
Deconsolidation of SEC and LQS	-	835	-
Other (decreases) increases	(337)	8,610	(3,474)
Total as of December 31	(17,364)	(3,033)	(56,652)

The provisional payment on absorbed profits (hereinafter PPUA) comprises the recovery of the first-category income tax (Chilean corporate tax) on own profits and profits obtained from other entities in which the entity has an interest (third party attributable profits) and which have been partially or fully absorbed against tax losses. As a result of the reorganization of the Chilean entities, VyV-DSD S.A. has recognized PPUA on the tax losses absorbed from Ingeniería y Construcción Vial y Vives S.A.

VyV – DSD S.A. has a tax goodwill credit balance ( higher acquisition valued paid over the acquiree’s own tax capital) which arose from the reorganization of entities that took place in 2014, which, under Chilean applicable tax laws and regulations is not considered a loss in the period in which it is generated but has to be proportionally allocated to the non-monetary assets received from the  acquiree up to the market price of those assets, increasing the tax cost of those assets; any reversals will affect profit or loss. The unallocated portion will be considered as deferred expenses and will be deducted as a tax expenses over a period of 10 years. The allocation performed was as follows: S/.8,560 investments, S/.2,114 fixed assets and S/.9,768 deferred expenses (non-attributable portion).

(All amounts are expressed in thousands of S/. unless otherwise stated)

The movement of deferred tax assets and liabilities in the year, without taking into account the offsetting of balances, is as follows:

		Difference	Fair	Outstanding	in depreciation
Deferred income tax	Non-taxable	in depreciation	value	work in	rates of assets
liability	income	rates	gains	progress	leased	Others	Total

At January 1, 2012	-	13,056	(357)	2,774	10,266	3,397	29,136
Charge (credit) to results	4,236	(2,054)	-	22,346	(1,221)	7,120	30,427
Charge (credit) to OCI	-	-	-		-	(612)	(612)
Acquisition of Stracon GyM (Note 30-c)	-	2,181	-	4,472	-	-	6,653
Acquisition of Vial y Vives (Note 30-b)	-	236	17,152	-	-	3,605	20,993
Other increases	-	-	-	-	-	1,568	1,568
At December 31, 2012	4,236	13,419	16,795	29,592	9,045	15,078	88,165

Charge (credit) to results	9,954	(270)	34	38,448	(50)	4,461	52,577
Charge (credit) to OCI	-	-	8,169	-	-	1,520	9,689
Acquisition of DSD (Note 30-a)	-	1,148	4,269	-	-	(834)	4,583
Other increases	-	(1,176)	(1,410)	18,734	1,505	(16,596)	1,057
At December 31, 2013	14,190	13,121	27,857	86,774	10,500	3,629	156,071

Charge (credit) to results	-	9,936	(8,585)	(72,488)	219	5,754	(65,164
Charge (credit) to OCI	-	-	-	-		1,328	1,328
Reclassification of prior years	-	13,458	(5,540)	82	(274)	7,777	15,503
Other increases	-	-	-	-	-	3,049	3,049
At December 31, 2014	14,190	36,515	13,732	14,36	10,445	21,537	110,787

(All amounts are expressed in thousands of S/. unless otherwise stated)
Deferred income tax asset	Provisions	Accelerated tax depreciation	Tax losses	Outstanding work in progress	Provision for vacations unpaid	Investments in subsidiaries	Others	Total

At January 1, 2012	22,714	6,178	4,000	737	1,375	-	14,040	49,044
Credit (charge) to results	(6,656)	6,529	13,936	13,456	1,506	-	(7,010)	21,761
Credit (charge) to OCI	-	-	-	-	-	-	(1,768)	(1,768)
Acquisition of Vial y Vives (Note 30-b)	535	-	-	-	-	-	-	535
Other increases	134	299	-	-	55		741	1,229
At December 31, 2012	16,727	13,006	17,936	14,193	2,936	-	6003	70,801

Credit (charge) to results	3,788	(6,499)	23,544	33,242	1,984	-	2115	58,174
Charge (credit) to OCI	1,530	-	-	-	-	-	-	1,530
Credit (charge) to equity (Note 21-c)	-	-	9,840	-	-	-	-	9,840
Acquisition of DSD (Note 30-a)	-		-	966	684		542	2,192
Other increases	1,842	1,836	1,560	3,244	1,690	-	330	10,502
At December 31, 2013	23,887	8,343	52,880	51,645	7,294	-	8,990	153,039

Credit (charge) to results	1,579	9,054	2,492	(24,886)	4,083	5,613	3,274	1,209
Acquisition of Coasin (Note 31-a)	(178)	-	-	-	-	-	-	(178)
Acquisition of Morelco (Note 31-b)	-	-	-	-	-	4,230	-	4,230
PPUA,charged to accounts receivable	-	-	-	-	-	-	(5,938)	(5,938)
Other increases	-	-	-	-	-	-	(425)	(425)
Reclassification of prior years	324	5,953	3,664	(2,818)	5,596	-	2,783	15,502
At December 31, 2014	25,612	23,350	59,036	23,941	16,973	9,843	8,684	167,439

(All amounts are expressed in thousands of S/. unless otherwise stated)

As of December 31, 2014, total tax losses amounted to S/.231 million which S/.36 million are expected to be applied in 2015, S/.92 million in 2016 and the remaining balance in the following periods (S/.213 million in 2013, of which S/.57.4 million are expected to be applied in 2014, S/.65.4 million in 2015 and the remaining balance in the following periods.

24	WORKERS’ PROFIT SHARING

As established under current legislation, profit sharing plans of Graña y Montero S.A.A., consortiums and local subsidiaries is 5% of the net income. This profit sharing is deductible for the purposes of income tax calculation.

With respect to the Dominican Republic, the profit sharing plan rate is 10%. In the specific case of Chile, profit sharing plans are a component of remuneration and not a determined percentage of profit. In Brazil and Colombia profit sharing plans are not required by law.

In 2014, profit sharing plans amounted to S/.37 million (S/.16 million and S/.22.7 million in 2013 and 2012, respectively).

The distribution of profit sharing plans in the income statement as of December 31 is as follows:

	2012	2013	2014

Cost of sales	18,633	12,990	27,396
Administrative expenses	4,088	3,060	9,541
Total at December 31	22,721	16,050	36,937

25	EXPENSES BY NATURE

For the years ending December 31, this item is made up of the following:

	Cost of	Adminis-
	services	trative
	and goods	expenses

2012:
Purchase of goods	252,186	-
Personnel charges	1,458,715	125,558
Services provided by third-parties	1,389,371	51,378
Taxes	7,238	863
Other management charges	292,740	52,425
Depreciation	159,526	13,492
Amortization	60,517	10,968
Impairment (inventories and accounts receivable)	11,192	2,496
Variation of inventories	888,334	-
	4,519,819	257,180

2013:
Purchase of goods	212,819	-
Personnel charges	1,527,146	169,469
Services provided by third-parties	1,520,254	93,666
Taxes	8,930	614
Other management charges	533,544	72,413
Depreciation	168,090	13,389
Amortization	67,254	11,133
Impairment of inventories and accounts receivables	2,349	764
Change in inventories	922,992	344
	4,963,378	361,792

(All amounts are expressed in thousands of S/. unless otherwise stated)

	Cost of	Adminis-
	services	trative
	and goods	expenses

2014:
Purchase of goods	1,218,522	836
Personnel charges	1,864,053	210,028
Services provided by third-parties	2,105,226	120,714
Taxes	11,356	6,212
Other management charges	686,593	63,124
Depreciation	170,784	14,525
Amortization	68,089	6,641
Impairment of inventories and accounts receivables	2,477	71
Change in inventories	(69,989)	(784)
	6,057,111	421,367

26	FINANCIAL INCOME AND EXPENSES

For the years ending December 31 these items included the following:
	2012	2013	2014

Financial income:
Interest on loans granted to related parties	3,005	113	-
Interest on short-term bank deposits	2,007	5,230	8,010
Interest on loans	14,644	15,497	62
Income from reimbursement of performance bond	968	783	377
Commissions and guarantees	290	2,053	969
Interest on third-party loans	350	874	837
Exchange difference gains, net	21,126	-	-
Derivative financial instruments	12,745	13,972	-
Other	2,711	1,831	1,207
	57,846	40,353	11,462
Financial expenses:
Interest expense:
- Interests to related parties	-	500	3,026
- Bank loans	25,897	40,000	21,307
- Finance lease	19,119	14,164	12,872
- Multilateral loans	6,422	4,975	5,022
- Commissions and guarantees	-	5,155	4,927
- Third party loans	1,333	895	2,432
Derivative financial instruments)	14,763	15,903	1,819
Exchange difference losses, net	-	70,418	44,282
Other financial expenses	5,375	6,840	9,992
Less capitalized interest	(4,780)	(6,048)	(2,863)
	68,129	152,802	102,816

27	OTHER INCOME AND EXPENSES

At the acquisition date of CAM in 2011 (Note 31-d), as part of the purchase price allocation process and based on external lawyers reports, the Company accounted for a provision amounting to S/.102.7 million for contingent liabilities mainly related to labor and tax issues considered as possible and probable as stated by IAS 37, which have expiration dates according to legal requirements between 2012 and 2016. Most of the amount shown in this account corresponds to the reversal of this provision.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The amount recognized as other income and expenses mainly corresponds to the reversal of such original registry amounted to S/.9.4 million in 2014(S/.13.6 million and S/.68 million in 2013 and 2012, respectively); and primarily reflects the liabilities that expired under the laws of each country during year 2012, 2013 and 2014.

During 2014, this item amounted to S/.9.4 million relating to tax and labor-related contingencies of Brazil, Colombia and Peru for S/.8.6 million, S/.0.6 million and S/.0.2 million, respectively. In 2013 this item amounted to S/.13.6 million relating to tax and labor-related contingencies of Brazil, Chile and Peru for S/.9 million S/.4 million and S/.0.6 million, respectively.

In 2012 it amounted to S/.68 million, related to labor-related and tax contingencies for S/.40 million (from Brazil and Colombia for S/.32 million and S/.8 million, respectively) and trade liabilities amounting to S/.28 million. The probability of payment became remote throughout the course of the years 2012 and 2013, as the statute of limitations for such issues expired.

During 2014 the Group received dividends from its investment in Transportadora de Gas del Perú S.A. (TGP) classified as available for sale financial assets for S/.9.35 million and recognised a commission fee for S/.7.5 million (Note 9). In addition, an impairment loss related to fixed asset was recorded for S/.10.34 million (Note 16).

28	INCOME TAX EXPENSES

a)
In accordance with current legislation in Perú, Chile, Brasil, Colombia, Panamá and Dominican Republic, each Company in the Group is individually subject to the applicable taxes. Management considers that it has determined the taxable income under general income tax laws in accordance with the current tax legislation of each country.

b)	Changes in the Peruvian Income Tax Law -

By means of Law No.30296 enacted on December 31, 2014 amendments to Income Tax Law have been made, which are effective starting in fiscal year 2015 onwards.
Among these amendments, it should be noted the progressive reduction in the corporate income tax rate (on the Peruvian third-category income earners) from 30% to 28% for fiscal years 2015 and 2016; then a reduction to 27%  for fiscal years 2017 and 2018; and a final reduction to 26% from fiscal year 2019 onwards. Tax on dividends and other forms of profit distribution, agreed on by any legal entities to non-domiciled individuals and legal persons is to be progressively increased from 4.1% to 6.8% for distributions that are agreed on or made available in cash or in kind during fiscal years 2015 and 2016; then an increase to 8.8% for fiscal years 2017 and 2018 will be effective; and a final increase to 9.3% will be effective from fiscal year 2019 onwards. The distribution of retained earnings until December 31, 2014 will continue to be subject to a 4.1% tax even when the distribution is to be made in the subsequent years.

c)
On September 29, 2014, Law No 20780 was enacted by which certain changes are made to the Chilean tax system, such as: changes in the Income Tax Law, VAT Law and Tax Code. With respect to income tax, two systems have been established:

i)
Attributable income system: the tax rate applicable on entities will be progressively increased, 21% in 2014, 22.5% in 2015, 24% in 2016, up to 25% in 2017. This system levies the shareholders of Chilean entities with taxes on an annual basis regardless of any effective distribution of profits from the local entity; and entitles them to use the total taxes paid as income tax fiscal credit.

ii)
Partially integrated system. the tax rate applicable on entities will be progressively increased, 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017, up to 27% in 2018. This system levies the shareholders of Chilean entities that distribute dividends and entitle them to use such distribution as a fiscal credit at a 65% of the total taxes paid.  This limit does not apply to investors with whom Chile had signed double taxation agreements, such as Peru.

(All amounts are expressed in thousands of S/. unless otherwise stated)

Companies will be able to choose the system they will apply in 2017 until June and December 2016.

Based on the above, the Group has assessed the future realization of its temporary items underlying its deferred income tax based on the application of the new tax rates and is determining the required adjustments that will result from the expected changes in tax rates.

e)	The income tax expense shown in the consolidated income statement comprises:

	2012	2013	2014

Current tax:
- Current tax on profit of the year	145,909	188,027	212,570

Deferred tax:
- Generation and reversal of
temporary differences (Note 23)	8,666	(5,704)	(66,373)
Income tax expense	154,575	182,323	146,196

f)
The Group’s income tax on profit before taxes differs from the theoretical amount that would have resulted from applying the weighted-average income tax rate applicable to the profit of the consolidated companies, as follows:

	2012	2013	2014

Profit before income tax	520,826	594,467	507,429
Income tax by applying local applicable tax rates
on profit generated in the respective countries	156,248	211,234	236,114
Tax effect on:
- Non-taxable income	(11,550)	(39,494)	(104,421)
- Associates net profit	-	(9,348)	1,790
- Non-deductible expenses	19,756	24,160	25,967
- Unrecognized deferred tax
asset income	-	-	13,922
- Adjustment for changes in rates of income tax	-	-	(2,746)
- Tax goodwill	-	-	(20,542)
- PPUA	-	-	(5,938)
- Prior year adjustment	(7,432)	104	3,891
- Others	(2,447)	(4,333)	(1,841)
Income tax charge	154,575	182,323	146,196

f)
Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years - from January 1 of the year after the date when the tax returns are filed (years subject to examination). Therefore, years 2010 through 2014 are subject to examination by the tax authorities. Since differences may arise over the interpretation by the tax authorities of the regulations applicable to the Company, it is not possible at present to estimate if any additional tax liabilities will arise as a result of any eventual examinations. Any additional tax, fines and interest, if they occur, will be recognized in the results of the period when such differences with the tax authorities are resolved. Management considers that no significant liabilities will arise as a result of these possible tax examinations. Additionally, income tax returns for fiscal years 2011 to 2013 and those to be filed for fiscal year 2014 remain open for examination by the Chilean tax authorities who have the right to carry out said examination within the three years following the date the income tax returns have been filed.

(All amounts are expressed in thousands of S/. unless otherwise stated)

g)
As established under regulations in force in Peru, for purposes of determining income tax and the general sales tax, transfer pricing must be taken into account for operations with related parties and/or tax havens, which must have documentation and information supporting the methods and valuation criteria applied in their determination. Peruvian tax authorities are entitled to request such information from the taxpayer.

h)	Temporary tax on net assets -

The temporary tax on net assets is applied by the companies which operate in Peru, to third category income generators subject to the Peruvian Income Tax General Regime. Effective in the year 2012, the tax rate is 0.4%, applicable to the amount of the net assets exceeding S/.1 million.

The amount effectively paid may be used as a credit against payments on account of income tax under the General Regime or against the provisional tax payment of the income tax of the related period.

i)
The weighted-average tax rate was 29.30% (30.70% in 2013). The decrease in the effective tax rate in relation with the prior year’s rate primarily resulted from the addition of tax credits arising from the reorganization of the Chilean entities.

29	ACCUMULATED OTHER COMPRENHENSIVE INCOME

Accumulated other comprehensive income consisted of the fair value of the variable-fixed interest rate hedge signed by GMP S.A., a foreign currency translation adjustment related to foreign subsidiaries fair value of available for sale assets and the exchange difference resulting from permanent investment overseas.  These movements are shown net of income tax, except for the translation adjustment.

The analysis of the movement is as follows:

				Exchange
			Increase in	difference from
	Cash		fair value of	net investment
	flow	Translation	available-for	in a foreign
	hedge	adjustment	sale assets	operation (a)	Total

At January 1, 2012	(3,448)	(4,322)	7,460	-	(310)
Additions (*)	(3,216)	(1,155)	-	-	(4,371)
Tax effects (*)	965	-	-	-	965
Other comprenhensive income
of the year	(2,251)	(1,155)	-	-	(3,406)

At December 31, 2012	(5,699)	(5,477)	7,460		(3,716)

Additions (*)	5,066	(467)	27,229	-	31,828
Tax effects (*)	(1,520)	-	(8,169)	-	(9,689)
Other comprenhensive income
of the year	3,546	(467)	19,060	-	22,139

At December 31, 2013	(2,153)	(5,944)	26,520	-	18,423

Additions (*)	750	(13,086)	4,811	(17,030)	(24,555)
Tax effects (*)	(210)	-	(1,251)	4,428	2,967
Adjustment for changes
In rates of income tax	-	-	1,089	-	1,089
Other comprenhensive income
of the year	540	(13,086)	4,649	(12,602)	(20,499)

At December 31, 2014	(1,613)	(19,030)	31,169	(12,602)	(2,076)

(All amounts are expressed in thousands of S/. unless otherwise stated)

(*)	Amounts in the table above represent only amounts attributable to the Company’s controlling interest net of taxes. Below is the movement in Other Comprehensive Income for each year:

	2012	2013	2014

Controlling interest	(3,406)	22,139	(20,499)
Non-controlling interest	(982)	(1,947)	(8,563)
Adjustment for actuarial gains and losses, net of tax	(3,678)	(4,591)	(1,332)
Total value in OCI	(8,066)	15,601	(30,394)

(a) At December 31, 2014 the balance comprises the effect of exchange difference of S/.10.6 million resulting from a loan denominated in foreign currency granted by GyM S.A. to its subsidiary GyM Chile S.p.A for the acquisition of VyV – DSD S.A and an exchange difference of S/.1.9 million  resulting from a loan granted by the Company to CAM Holding S.p.A. for a total effect of S/.10.9 million.

The effect of the exchange difference is recognized initially in Other comprehensive income as required under International Financial Reporting Standards since this exchange difference meets the qualifying criteria to be considered a net investment in a foreign operation. GyM S.A. does not plan repay such borrowing in the foreseeable future since no payment schedule has been agreed at the date of the statement of financial position.

The exchange difference recognized in Other comprehensive income will be reclassified to the statement of income upon sale of the foreign operation.

30	CONTINGENCIES, COMMITTMENTS AND GUARANTEES

a)      Tax contingencies -

During the course of 2013 and 2014, Graña y Montero S.A.A.  was audited by the Peruvian Tax Authorities (SUNAT) for fiscal years 2010, 2011 and 2012. Before the date of issue of the financial statements, SUNAT issued tax determination and tax penalties against the Company as a result of the 2010 tax audit; the Company filed a challenge against those resolutions. Also, decisions remain to be issued on claims filed against tax resolutions issued in 2012 and 2013 for fiscal 2007, 2008 and 2009. Management and its legal advisors consider that the outcome of these tax legal actions will be favorable to the Company.

As a result of the tax audits of fiscal 1999, 2001 and 2010 on subsidiary GyM S.A., SUNAT issued tax determination and tax penalties resolutions amounting to approximately S/.16 million (S/.29 million as of December 31,2013).

During the year 2014, Joint Operations where GyM SA participates as an investor and GMD S.A., were audited by the Peruvian Tax Authorities (SUNAT) for fiscal year 2012 and 2011 respectively and issued tax determination and tax penalties against these entities, the maximum amount of exposure is S/.2.2 million and S/.2.3 million respectively.

Management expects the outcome of the other court actions will be favorable to the Company considering their nature and characteristics as well as the opinion of its legal advisor.

b)      Other contingencies -

Year 2014 -

i)
Civil court actions mainly involving damages and contract terminations as well as work accidents  amounting to  S/.5.8 million (S/. 3.0 million for GyM S.A., S/.2.5 million for GMI SA. and S/.0.27 million for Viva GyM).

ii)
Arbitration processes amounting to S/.110.59 million related to an action brought by Contugas S.A.C. against the court action brought by GyM S.A. involving recognition of expenses and indemnification for costs and damages.

(All amounts are expressed in thousands of S/. unless otherwise stated)

iii)
Challenge administrative actions amounting to S/.1.1 million (S/. 0.8 million comprising an action brought by he Peruvian mining and energy regulator (OSINERMIN) for the alleged noncompliance of  GMP S.A. and Consorcio Terminales  and S/.0.2 million comprising an action brought by  the Peruvian Labor Ministry.against  GyM S.A.

iv)
Administrative actions amounting to S/.1.8 million (S/.0.9  comprising an action brought by the Peruvian agency for the protection of the consumer ("Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual- INDECOPI)  against  Viva GyM S.A. for the alleged lack of adequate construction techniques and finishings implemented in housing developments).

v)	Labor-related processes amounting to S/.2.8 million (S/.2.5 million were actions against GMP S.A., S/. 0.12 million against Cam Peru S.A. and S/. 0.14 million against GyM S.A.).

Management considers that the above-described actions brought against Group companies will be found baseless given their nature

Year 2013 -

i)
As of December 31, 2013, civil court actions have been brought against the Company mainly relating to claims of Municipalities in respect of work execution with no municipal authorization and failure to pay municipal rights for S/.2.7 million (S/.4.7 million in 2012).

ii)
Also, similar actions have been brought against jointly-controlled businesses in which the Company has an interest, mainly relating to work executed without the respective municipal authorization; these actions total approximately S/.0.7 million (S/.0.8 million in 2012).

iii)
Management believes that the court actions mentioned above will be declared will be declared without merit, and therefore, no liabilities will arise in addition to those already paid as of December 31, 2013.

iv)
In February 2003 the Company was served notice of General Management Resolution No.004-2003-GG-OSITRAN issued by the Peruvian regulator of infrastructure and public transport investment - (OSITRAN) by which payment of S/.250 plus interest was ordered on the grounds of alleged withholdings of the Transport Fund (Fondo Vial) by the Company. To date, the Company has challenged the decision and the hearing date remains to be set by the Administrative Court. Management considers that the outcome of this claim will be favorable to the Company and will not affect future financial results.

c)      Commitments and Guarantees

As of December 31, 2014, the Group had guarantee commitments with different financial institutions securing transactions for a total US$21.6 million and S7.535.5 million (US$83 million and S/.3.8 million as of December 31, 2013).

31	BUSINESS COMBINATIONS

a)	Acquisition of Morelco S.A.S.

In December 23, 2014, through subsidiary GyM S.A. the Company obtained control of Morelco S.A.S. (Morelco) by acquiring 70.00% of its capital shares.  Morelco is an entity domiciled in Colombia that is mainly engaged in providing construction and assembly services.  This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Colombia, and in attractive industries, such as mining and energy.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The acquisition value of the investment in Morelco amounted to US$93.7 million (equivalent to S/.277.1 million) which is comprised of cash payments of US$78.5 million (equivalent to S/.231.5 million), a balance payable of US$15.3 (equivalent to S/.45.7 million), and resulted in the recognition of goodwill for US$36.1 million (equivalent to S/.105.8 million) at the acquisition date.

The following tables summarize the consideration paid for Morelco and the provisional determination of fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date:

	S/.000	US$000

Cash and cash equivalents	69,930	23,514
Trade receivables	92,138	30,981
Outstanding work accounts
in progress – receivables from clients	101,533	34,140
Other receivables	63,949	21,503
Inventories	18,037	6,065
Prepaid expenses	2,132	717
Investments held for sale	7,291	2,452
Property, plant and equipment	70,756	23,792
Intangibles	64,491	21,685
Deferred income tax assets	8,031	2,700
Short-term borrowings	(31,204)	(10,492)
Long-term borrowings	(9,315)	(3,132)
Trade accounts payables	(103,739)	(34,882)
Other accounts payables	(87,863)	(29,544)
Contingent liabilities	(17,533)	(5,895)
Deferred income tax liability	(3,801)	(1,278)
Fair value of net assets (provisional)	244,833	82,325

Non-controlling interest (30.00%)	(73,450)	(24,697)
Goodwill (Note 17)	105,765	36,118
Initial purchase consideration	277,148	93,746

Cash payment for acquisition	231,464	78,462
Cash and cash equivalents of the acquired subsidiary	(69,930)	(23,514)
Direct cash outflow during the year for the acquisition	161,534	54,948

At December 31, 2014, GyM S.A. has an estimated balance payable related to this purchase amounting to US$15.3 million (equivalent to S/.45.7 million), to be discussed and confirmed after the revision is completed by the buyer and the seller.  This amount  is presented  in the item “Other accounts payables” and comprises the portion of consolidation that will be subject to a balance adjustment at the acquisition date, following the procedure below:

a)
On April 30, 2015, GyM S.A. will provide to the selling party with a certificate (“Closing Certificate”) that will include: i) audited balance sheet at December 31, 2014 and ii) determination of calculation of balance adjustment and adjustment for work contracted remaining to be completed (backlog) under the purchase-sale share agreement.

b)
On April 30, 2016, GyM S.A. will provide  to the selling party with a certificate (“EBITDA 2015 Certificate”) which will include: i) audited balance sheet at December 31, 2015 and ii) EBITDA adjustment calculation determination.

The amount referred above as balance adjustment, although has been considered in the financial statements, has not yet been accepted by the buyer and the seller as the final adjustment.

Acquisition related costs of S/.4.5 million have been charged to administrative expenses in the income statement of 2014.

(All amounts are expressed in thousands of S/. unless otherwise stated)

If Morelco had been consolidated from January 1, 2014, the revenue and profit generated would have been S/.722.57 million and S/.80.75 million, respectively.

Provided that the distribution of the consideration is divided between the fair values on a provisional basis for the 2014 financial statements, the Group will complete the distribution process in a period that should not exceed one year as of the acquisition date of Morelco. During such review period, additional assets and liabilities will be recognized that may arise from updated data that may be obtained regarding existing information at the acquisition date and that does not comprise to new incidents occurred after the acquisition date; that is, if the Group were to adjust initial amounts recognized at the business combination dates.

Pursuant to the Shareholder Agreement associated with the purchase of Morelco, GyM S.A. also entered into a put and call option agreement in relation to the ordinary shares retained by the non-controlling interest, which provided sellers with the right to sell its retained interest to GyM S.A (put option). As per this agreement, GyM S.A. has the obligation to purchase shares owned by the sellers since the second anniversary of the initial purchase whenever the non-controlling shareholder requests it, for an amount based on a factor applied on an average measure of EBITDA of the last 12 months, limited to a floor equivalent to the price applied for the initial shares purchase. According to the contract the put option expires between month 51 and 63 as from the date of the agreement.

On the other hand, GyM S.A. has the right to buy all the shares (call option) of the non-controlling interest at everytime during the validity period of the Shareholder Agreement (from the date of the contract until month 63) for an amount determined in the same way as applied for the put option.

Under IFRS the put option represents an obligation (Note 20) to purchase shares from the non-controlling interest, and accordingly, the Group recognised a put option liability at its fair value with a corresponding reduction in equity decreasing the retained earnings.

b)	Acquisition of Coasin Instalaciones Ltda.

In March 2014, through the subsidiaries CAM Chile S.A. and Inversiones y Construcciones Ltda., the Group acquired control of Coasin Instalaciones Limited with the purchase of 100.00% of its capital shares.  Coasin is an entity incorporated in Chile and is mainly engaged in providing installation and maintenance services for networks and equipment related to the telecommunications industry.

This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in other attractive industries, such as utilities.

The acquisition value of the investment in CAM Chile S.A. amounted to US$2.1 million (equivalent to S/.6.4 million) and resulted in the recognition of goodwill for US$ 1.9 million (equivalent to S/.5.7 million) at the acquisition date.

The following tables summarize the consideration paid for Coasin and the provisional determination of fair value of assets acquired, liabilities assumed and the non-controlling interest at the acquisition date:

(All amounts are expressed in thousands of S/. unless otherwise stated)

	S/.000	US$000

Cash and cash equivalents	3	1
Trade accounts receivables	4,675	1,564
Inventories	276	92
Prepaid expenses	33	11
Property, plant and equipment	711	238
Intangibles	1,377	461
Deferred income tax liability	(178)	(60)
Trade accounts payables	(3,592)	(1,202)
Contingent liabilities	(2,658)	(889)
Fair value of net assets (provisional)	647	216

Goodwill (Note 17)	5,743	1,921
Consideration provided for the acquisition	6,390	2,137

Payment for the acquisition settled in cash	6,390	2,137
Cash and cash equivalents of the subsidiary acquired	(3)	(1)
Direct outflow of cash for the acquisition	6,387	2,136

Revenue and profit resulting for the period between the date of acquisition and December 31, 2014 amounted to S/.66.3 million and S/.0.7 million, respectively.

Provided that the distribution of the consideration is divided between the fair values on a provisional basis for the 2014 financial statements, the Group will complete the distribution process in a period that should not exceed one year as of the acquisition date of Coasin.  During such review period, additional assets and liabilities would be recognized that may arise from updated data that may be obtained regarding existing information at the acquisition date and that does not comprise to new incidents occurred after the acquisition date; that is, if the Group were to adjust initial amounts recognized at the business combination dates.

c)	Acquisition of DSD Construcciones y Montajes S.A. (DSD)

In August 2013, through the subsidiaries GyM Minería S.A., Ingeniería y Construcción Vial y Vives S.A. and GyM Chile S.p.A., the Group acquired control of DSD with the purchase of 85.95% of its equity shares. DSD is an entity domiciled in Chile whose main economic activity is the execution of electromechanical works and assemblies in construction projects of oil refineries, pulp and paper, power plants and mining plants.

This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in attractive industries, such as mining and energy.

During the twelve-month period after the acquisition date, the Group reviewed the allocation of the purchase price for the acquisition of DSD Construcciones y Montajes S.A. carried out in August 2013 and modified goodwill for a net decrease of S/.1.7 million (net of tax impact of S/.0.5 million and non-controlling interest of S/.0.3 million) adjusting the values of fixed assets, intangibles, trade receivables, other receivables and contingent liabilities for S/.0.4 million, S/.1.9 million, S/.0.2 million, S/.3.5 million and S/.3 million, respectively.

The consideration provided by GyM to purchase DSD Construcciones y Montajes S.A. amounted to US$37.2 million (equivalent to S/.103.9 million).  The final attribution of the price paid between fair values after the review period resulted in the recognition of goodwill for S/.6.1 million which is illustrated below:

All amounts are expressed in thousands of S/. unless otherwise stated)

	Previously stated		Revised
	S/.000	US$000	S/.000	US$000

Cash and cash equivalents	15,530	5,562	15,530	5,562
Trade accounts receivables	74,502	26,684	74,317	26,618
Receivables from related parties	6,605	2,366	10,083	3,611
Prepaid expenses	1,032	369	1,032	369
Investments	2,608	935	2,608	935
Property, plant and equipment	52,504	18,805	52,922	18,955
Intangibles	5,741	2,056	7,591	2,719
Deferred income tax assets	2,192	785	2,192	785
Trade accounts payables	(5,328)	(1,908)	(5,328)	(1,908)
Other accounts payables	(38,679)	(13,854)	(38,679)	(13,854)
Contingent liabilities	(815)	(292)	(3,846)	(1,378)
Deferred income tax liability	(4,187)	(1,500)	(4,692)	(1,681)
Fair value of net assets	111,705	40,008	113,730	40,733

Non-controlling interest (14.05%)	(15,701)	(5,624)	(15,986)	(5,725)
Goodwill (Note 17)	7,868	2,802	6,128	2,178
Total paid for the purchase	103,872	37,186	103,872	37,186

Cash payment for acquisition	103,872	37,186	103,872	37,186
Cash and cash equivalents of the
acquired subsidiary	(15,530)	(5,562)	(15,530)	(5,562)
Direct outflow of cash flows for the acquisition	88,342	31,624	88,342	31,624

Acquisition related costs of S/.0.65 million have been charged to administrative expenses in the consolidated income statement for the year ended 31 December 2013.

Revenue and profit generated for the period between the date of acquisition to December 31, 2013 were S/.82.97 million and S/.8.3 million, respectively.

If DSD Construcciones y Montajes S.A. would have been consolidated since January 1, 2013, the revenue and profit generated would have been S/.182.68 million and S/.10.15 million, respectively.

d)      Acquisition of Vial y Vives

In October 2012, the Group’s subsidiary GyM S.A. acquired 74% of equity shares in Vial y Vives S.A.C., an entity based in Chile, which is mainly engaged in carrying out activities related to construction, engineering works, civil work projects and electromechanical assemblies, architecture, installations. This acquisition is part of the Group’s plan to increase its presence in markets that present high growth potential as in Chile, and in attractive industries, such as mining and energy.

During the period of twelve months after the acquisition date the Group reassessed the purchase price allocation from the acquisition of Vial y Vives S.A.C. which was made in October, 2012 and reallocated the amount of S/.24.7 million from goodwill (net of tax impact of S/.6.3 million and non-controlling interest of S/.6.4 million) to fixed assets, other accounts receivable and contingent liabilities in the amounts of S/.15.4 million, S/.16.8 million and S/.5.1 million respectively. This effect corresponds to the measurement period adjustment of the preliminary fair value assigned to the assets and liabilities acquired.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The price paid by GyM for the acquisition of Vial y Vives amounted to US$55.6 million (equivalent to S/.142 million) and resulted in the recognition of goodwill for S/.28.9 million, at the acquisition date, which is detailed as follows:

	Reported in 2012		Revised
	S/.000	US$000	S/.000	US$000

Cash and cash equivalents	10,445	4,094	10,445	4,094
Marketable securities	61,664	24,172	61,664	24,173
Trade accounts receivable, net	10,862	4,258	10,862	4,258
Other accounts receivable	4,002	1,569	20,765	8,140
Inventories	2,182	855	2,182	855
Prepaid expenses	1,020	400	1,020	400
Property, plant and equipment	23,746	9,309	39,184	15,360
Intangibles (“Order Backlog” and Brand)	98,869	38,757	98,869	38,757
Investments	15,128	5,930	15,128	5,930
Deferred income tax	535	210	535	210
Accounts payable from related parties	(9,550)	(3,744)	(9,550)	(3,744)
Trade accounts payable	(3,806)	(1,492)	(3,806)	(1,492)
Other accounts payable	(17,115)	(6,709)	(17,115)	(6,709)
Provisions	(4,965)	(1,946)	(4,965)	(1,946)
Advances from clients	(47,085)	(18,457)	(47,086)	(18,457)
Contingent liabilities	(11,130)	(4,363)	(6,006)	(2,355)
Deferred income tax liability	(14,730)	(5,774)	(20,993)	(8,229)
Fair value of net assets	(120,072)	47,069	151,133	59,245

Non-controlling interest (26.42%)	(31,757)	(12,449)	(38,108)	(14,792)
Goodwill (Note 17)	53,654	21,033	28,944	11,200
Total paid for acquisition	141,969	55,653	141,969	55,653

Cash payment for the acquisition	141,969	55,653	141,969	55,653
Cash and cash equivalent of the acquired subsidiary	(10,445)	(4,094)	(10,445)	(4,094)
Direct cash outflow from acquisition	131,524	51,559	131,524	51,559

The cash payment for the acquisition comprises an indemnification asset of S/.6,006 which was deposited in an escrow account to compensate any future disbursements related to contingent liabilities acquired with the business combination.

The income and the profit generated for the period from the acquisition date to December 31, 2012 amounted to S/.23.9 million and S/.1.7 million, respectively.

If Vial y Vives had been consolidated from January 1, 2012, the income generated would have been S/.59.6 million and S/.7.9 million, respectively.

e)      Acquisition of Stracon GyM -

On March 1, 2012 GyM obtained control over certain business which it had jointly with an entity called Stracon S.A.C. (hereinafter Stracon), as well as the control over certain interests owned by Stracon both individually and with other partners.

This acquisition was made effective through an entity that GyM and Stracon formed for this purpose. In fact, both entities established Stracon GyM S.A. (hereinafter Stracon-GyM), over which GyM exercises control and to which both the above-mentioned companies contributed with equity packages comprising various assets and liabilities associated with the mining industry.

This acquisition is part of the Group's strategy to group in one single entity all businesses related to the mining industry, including existing businesses that were conducted jointly with Stracon, own business, and businesses owned by Stracon conducted with third parties. This strategy is intended to generate synergies, economies of scale and tax efficiencies from the integration of the mining-related businesses and taking advantage of the individual experience of both entities now conducting this restructured business.

(All amounts are expressed in thousands of S/. unless otherwise stated)

The structure of this transaction consisted of transactions made by both entities to obtain a certain percentage of interest in Stracon-GyM, and an additional contribution of GyM. As a result of the several contributions that each party engages to make, the share capital structure of Stracon-GyM was attributed to shareholders as follows: 74.15% to GyM and 25.85% to Stracon. GyM has control over the overall operation and it applies IFRS 3 to account for this transaction.

The consideration paid by GyM for the purchase of Stracon - GyM is comprised of the book value of net assets transferred for a total S/.24.9 million plus a cash amount for a total of US$16.4 million (in aggregate equivalent to S/.42 million; see Note 5-d) and resulting in the recognition of goodwill for S/.13.4 million at the acquisition date, is as follows:

	S/.000	US$000

Cash and cash equivalents	885	347
Trade accounts receivable, net	120,184	47,131
Other accounts receivable	3,862	1,515
Inventories	16,674	6,539
Prepaid expenses	24	9
Property, plant and equipment	206,153	80,844
Intangibles (“Order Backlog” and customer relationships)	9,976	3,912
Deferred income tax assets	674	264
Other assets	36	14
Financial obligations	(64,058)	(25,121)
Trade accounts payable	(39,267)	(15,399)
Accounts payable to related parties	(81,820)	(32,086)
Other accounts payable	(1,316)	(516)
long-term liabilities	(126,202)	(49,491)
Deferred income tax liability	(7,327)	(2,873)
Fair value of net assets	38,478	15,089

Non-controlling interest (25.85%)	(9,947)	(3,901)
Goodwill (Note 17)	13,366	5,242
Consideration given for the acquisition)	41,897	16,430
Net assets transferred	(24,994)	(9,802)
	16,903	6,628
Cash paid in 2011	(13,894)	(5,448)
Cash paid in 2012	3,009	1,180
Cash and cash equivalent of the acquired subsidiary	(885)	(347)
Direct cash outflow from acquisition	2,124	833

The following table provides a breakdown of the book value of assets and liabilities transferred in connection with the acquisition of Stracon-GyM:

S/.000

Trade accounts receivable	55,545
Accounts receivable from related parties	27,880
Inventories	12,318
Machinery and equipment	139,248
Other accounts receivable	19,155
Total assets	254,146

Trade accounts payable	28,564
Accounts payable to related parties	56,063
Borrowings	141,430
Other accounts payable	3,095
Total liabilities	229,152
Book value of net assets transferred	24,994

(All amounts are expressed in thousands of S/. unless otherwise stated)

32	DIVIDENDS

At the General Shareholders’ meeting held on March 28, 2014 the decision was made to distribute dividends for S/.112,127 (S/.0.169 per share), which correspond to 2013 earnings.

At the General Shareholders’ meeting held on March 26, 2013, the decision was made to distribute dividends amounting to S/.86,986.2 (S/.0.156 per share), corresponding to 2012 earnings.

At the General Shareholders’ meeting held on March 30, 2012, the decision was made to distribute dividends amounting to S/.86,722.4 (S/.0.156 per share), corresponding to 2011 earnings.

A dividend of S/.0.159 per share, amounting to S/.104,910 will be proposed at the Annual General Shareholders’ meeting which will be held on March 28, 2015. The financial statements do not reflect these dividends payable.

33	EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the net profit of the period attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the year. No diluted earnings per common share were calculated because there are no common or investment shares with potential dilutive effects (i.e., financial instruments or agreements that give the right to obtain common or investment shares); therefore, it is equal to basic earnings per share. The basic earnings per share are broken down as follows:

	2012	2013	2014

Profit attributable to the controlling interest in the Company	289,954	320,016	299,744

Weighted average number of shares in issue at
S/.1.00 each, at December 31, 2012, 2013 and 2014)	558,284,190	600,346,925	660,053,790

Basic and diluted earnings per share (in S/.)	0.519	0.533	0.454

34	TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a)	Additional acquisition of non-controlling interest

i)
In July 2014, GyM S.A. acquired 13.49% of additional shares in Stracon GyM at a price of US$24.96 million (equivalent to S/.72.82 million).  The carrying amount of non-controlling interest at the acquisition date was S/.22.15 million.  The Group eliminated the non-controlling interest and recognized a decrease in equity attributable to the parent owners of S/.50.67 million.

ii)
In August, November and December 2014, the Company acquired 4.567% (2.25%, 1.95% and 0.367% respectively) additional shares in GyM S.A. at a total purchase price of S/.93.16 million.  The carrying amount of the non-controlling interest at the acquisition date was S/.24.61.  The Group eliminated non-controlling interest and recognized a decrease in equity attributable to the owners of the parent for S/.71.52 million.

iii)
In August 2014, the Company acquired 1.37% additional shares in Viva GyM S.A. at a price of S/.9.38 million.  The carrying amount of the non-controlling interest at the acquisition date was S/.3.35.  The Group eliminated non-controlling interest and recorded a decrease in equity attributable to the parent owners of S/.6.03 million.

(All amounts are expressed in thousands of S/. unless otherwise stated)

iv)
In 2013, the Company acquired additional shares of Ingeniería y Contrucción Vial y Vives S.A., GMD S.A., Viva GyM S.A., and Concar S.A. representing the 6.4%;0.47%;0.13% and 0.18% of their corresponding issued shares. The carrying amount of the non-controlling interests in such subsidiaries was S/.9,528 and the purchase consideration was S/.12,433. The Group derecognized non-controlling interest and accounted a decrease in equity attributable to owners of the Parent of S/.2,905.

v)
In 2013, the Company acquired an additional 16.9% of the outstanding shares of Norvial S.A from the former shareholder Besco S.A. at the purchase consideration of S/.51,435. The carrying amount of the no-controlling interests at the acquisition date was S/.19,729. The Group derecognized its non-controlling interest and recorded a decrease in equity attributable to owners of the Parent of S/.31,706.

vi)
In May 2012, the Company acquired the remaining 26.99% of the shares issued of Survial S.A. at a sales price of S/.4,393. The Group now holds 99.99% of the total share capital of Survial S.A. The carrying amount of the Group’s non-controlling interests at the acquisition date was S/.4,757. The Group derecognized these non-controlling interests for S/.4,757 and recorded a decrease in capital attributable to parent owners of S/.364.

The effect of these changes is broken down as follows:

	2012	2013	2014

Carrying amount of non-controlling interest acquired	4,757	29,257	50,109
Consideration provided for non-controlling interest	(4,393)	(63,868)	(178,331)
Lower (higher) payment attributable to the Company’s
controlling interest	364	(34,611)	(128,222)

b)	Disposal of interests in subsidiary without loss of control

i)
In November 2014, GyM Chile Spa sold 1.01% (S/.1.6 million) of its total interest of 82.04% in Vial y Vives – DSD for US$0.582 million (equivalent to S/.1.6 million).  The carrying amount of the non-controlling interest in Vial y Vives – DSD at the disposal date was S/.1.6 million.

ii)
In January 2012, the Company sold 0.17% (S/.708) of its total interest of 93.84% held in GyM S.A. for S/.555. The carrying amount of the non-controlling interest in GyM S.A. at the disposal date was S/.25.6 million (that is, 6.16% interest).

iii)
In January 2012, the Company sold 0.40% (S/.194) of its total interest of 99.97% held in Concar S.A. for S/.638. The carrying amount of the non-controlling interest in Concar S.A. at the disposal date was S/.14.5 (that is, 0.03% interest).

The effect of these changes at December 31 is summarized as follows:

	2012	2014

Carrying amount of non-controlling interest sold	(902)	(1,627)
Consideration received for non-controlling interest	1,193	1,627
Increase in equity of the Company’s controlling interest	291	-

There were no transactions with non-controlling interest in 2013.

(All amounts are expressed in thousands of S/. unless otherwise stated)
c)	Effects of transactions with non-controlling interests on equity attributable to Parent owners for the year ended December 31:

	2012	2013	2014

Changes in equity attributable to the Company’s
controlling interest arising from:
Acquisition of additional interest in subsidiary	364	(34,611)	128,222
Disposal of interest in subsidiary without losing control	291	-	-
Decrease in equity of the Company’s controlling interest	655	(34,611)	128,222

d)	Contributions of non-controlling shareholders

Mainly correspond to the contributions made by the partners of subsidiary Viva GyM S.A. for their real estate projects. At December 31 the amounts contributed were the following:

	2012	2013	2014

Contributions from Viva GyM S.A.	30,224	59,387	48,793
Contributions from GyM Ferrrovías S.A.	-	- -	2,823
Returns of contributions	(4,128)	(24,613)	(4,240)
Increase in equity of non-controlling interest	26,096	34,774	47,376

Contribution returns mainly correspond to profit attributable to the party for the housing project El Agustino I, which has been completed and most of the apartments have been delivered to the customers.

e)	Deconsolidation of subsidiaries

In 2014 the Group assessed its interest in the joint venture “Red Vial 1 – Cusco”, which was considered and reported as a subsidiary at December 31, 2013.  As a result of this assessment, the Group concluded that the rights entitled in such business do not grant control, joint control or significant influence. In addition Management´s conclusion is that Company´s interest in this business is that of a financial asset (receivable).  Assets and liabilities of “Red Víal 1 – Cusco” previously consolidated and the non-controlling interest amounted to S/.2,284 which was eliminated in 2014.

In 2013 the Group assessed its interests in Concessión La Chira S.A. and Logistica Quimica del Sur S.A.C (LQS). The interests in these concessions were accounted for as if they were under control of the Group (subsidiaries). Subsequent that assessment it was determined that the interests correspond to a joint operation and joint venture, respectively under the provisions of IFRS 11. The amounts, consolidated as of December 31, 2013 of assets and liabilities non-controlling interest amounted to S/.12,535 for La Chira and S/.6,842 for LQS.

f)	Debt capitalization -

Corresponds to the capitalization of debt arising from obligations contracted by Stracon GyM with its investors, GyM and Stracon S.A.C., and amounted to S/.12.2 million in 2012.

g)	Dividends

At December 31, 2014, 2013 and 2012 dividends were distributed for S/.68.1 million, S/.51.8 million and S/.37.5 million, respectively.

(All amounts are expressed in thousands of S/. unless otherwise stated)

35	EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

a)
On October 3, 2014 we reported that the joint operation formed by our Company and our subsidiary GMD were awarded with the concession for the operation of road tolls called: “Operación de la Unidad de Recaudo del Sistema Integrado de Transporte de Lima – SIT”. We were waiting for the respective notice specifying the starting date of the agreement when a communication was served to us “Oficio 007-2015-MML/IMPL/GG” from the Metropolitan Lima Municipality dated January 20, 2015 stating the annulment of the concession that was previously awarded to us; as a result, the Public Bid process went back to the stage before the publication of the proforma agreement indicated in the original Bid time schedule; the reason for this was primarily the report issued by the Peruvian Ministry of Economy and Finance indicating that, as established by law, that Ministry has to issue an opinion on the concession agreement prior the award date; and the Lima Municipality failed to reach the respective agreement to the Ministry before the bid award date.

It should be noted that the Group Backlog does not contain any amount related to the above-mentioned concession agreement.

The Company is presently evaluating its legal situation as to the decision made by the Municipality and will decide what measures to take.

b)	On February 03, 2015 the Company placed S/.629 million in “Series A Senior Secured VAC – Indexed Notes due 2039”, corresponding to notes issued by GyM Ferrovías S.A.

The Notes sale took place on February 3, 2015 and the issuance date was set at February 10, 2015. Notes will be redeemed on November 25, 2039. Interest rate is 4.75% annually (with no inflation adjustment on Series A) for a period of 24.8 years. Interest payments dates are February 25, May 25, August 25, and November 25, each year, starting May 25, 2015.

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